   As filed with the Securities and Exchange Commission on December 7, 2001
                                                          Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-4

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                            MOHAWK INDUSTRIES, INC.
            (Exact Name of Registrant as Specified in its Charter)

           Delaware                         2273                          52-1604305
(State or Other Jurisdiction of (Primary Standard Industrial (I.R.S. Employer Identification No.)
Incorporation or Organization)  Classification Code Number)

                          160 S. Industrial Boulevard
                            Calhoun, Georgia 30703
                                (706) 629-7721

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             Jeffrey S. Lorberbaum
                     President and Chief Executive Officer
                          160 S. Industrial Boulevard
                            Calhoun, Georgia 30703
                                (706) 629-7721

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with copies to:

               Alexander W. Patterson           Mark Early
                   Bryan E. Davis         Vinson & Elkins L.L.P.
                  Alston & Bird LLP      3700 Trammell Crow Center
                 One Atlantic Center         2001 Ross Avenue
              1201 West Peachtree Street    Dallas, Texas 75201
                   Atlanta, Georgia           (214) 220-7700
                     30309-3424
                   (404) 881-7000

                               -----------------

   Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the merger described in this Registration Statement becomes effective.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [_]

                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------

         Title of Each Class                             Proposed Maximum Proposed Maximum
            Of Securities                Amount to be     Offering Price      Aggregate        Amount of
          to be Registered              Registered (1)     Per Share(2)   Offering Price(2) Registration Fee
-------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value per share 18,401,198 shares      $21.34        $700,546,364         $167,431

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(1) This Registration Statement covers the number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger, assuming exercise of all outstanding options to purchase common stock of Dal-Tile International Inc. The number of shares of the Registrant expected to be issued is based upon 56,036,087 outstanding shares of common stock and 11,715,012 outstanding options to purchase common stock of Dal-Tile and an exchange ratio of .2716 of a share of the Registrant per share of Dal-Tile.

(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f) under the Securities Act of 1933, as amended, on the average of the high and low sales prices of the shares of common stock of Dal-Tile International Inc. on the New York Stock Exchange on December 4, 2001.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

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The information in this joint proxy statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement-prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


           Preliminary--Subject to Completion Dated December 7, 2001

[LOGO]
MOHAWK
INDUSTRIES, INC.
                                                    DAL-TILE INTERNATIONAL INC.

PROPOSED MERGER--YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

   On November 19, 2001, Mohawk Industries, Inc. agreed to acquire Dal-Tile International Inc. by merging Dal-Tile into a wholly owned subsidiary of Mohawk. In the merger, each Dal-Tile stockholder, other than those perfecting appraisal rights, will receive, for each share of Dal-Tile common stock that the stockholder owns, $11 in cash and between .2213 and .2716 of a share of Mohawk common stock, depending on the average closing price for Mohawk common stock over a twenty trading day period ending three trading days prior to the merger. If we completed the merger on the date of this letter, the average
closing price would be $  and Dal-Tile stockholders would receive   of a share
of Mohawk common stock for each share of Dal-Tile common stock that they own. We intend for the merger to qualify as a tax-free reorganization in which case Dal-Tile stockholders would generally not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except to the extent of cash received in the merger.

   The merger requires the approval of Dal-Tile stockholders. The issuance of shares of Mohawk common stock in the merger requires the approval of Mohawk stockholders. Mohawk and Dal-Tile have each scheduled special meetings of their
stockholders on    , 2002, to vote on these matters. Regardless of the number of shares that you own or whether you plan to attend a meeting, it is important that your shares be represented and voted. Voting instructions are inside.

   Mohawk's board of directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the merger are advisable, fair to and in the best interest of Mohawk and its stockholders. Accordingly, Mohawk's board of directors recommends that Mohawk stockholders vote to approve the issuance of Mohawk common stock in the merger.

   Similarly, Dal-Tile's board of directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the merger are advisable, fair to and in the best interest of Dal-Tile and its stockholders. Accordingly, Dal-Tile's board of directors recommends that Dal-Tile stockholders vote to adopt the merger agreement.

   This document provides you with detailed information about the proposed merger. We encourage you to read the entire document carefully.

   Mohawk's common stock is traded on the New York Stock Exchange under the symbol "MHK."

   Dal-Tile's common stock is traded on the New York Stock Exchange under the symbol "DTL."

   See "Risk Factors" beginning on page 13 of this document for a discussion of some of the risks relevant to the merger.

Jeffrey S. Lorberbaum     Jacques R. Sardas
President and Chief       President, Chief
  Executive Officer       Executive Officer and
Mohawk Industries, Inc.   Chairman ofthe Board of
                          Directors
                          Dal-Tile International
                          Inc.

     Neither the SEC nor any state securities commission has approved or disapproved of the shares of Mohawk common stock to be issued in the merger or determined if this joint proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

 This document is dated     , 2002 and was first mailed to stockholders on or
                               about    , 2002.

                     How to Obtain Additional Information

   This joint proxy statement-prospectus incorporates important business and financial information about Mohawk and Dal-Tile that is not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain free copies of this information by requesting it in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

 Mohawk Industries, Inc.   Dal-Tile International
  Attn: Jerry L. Melton             Inc.
    160 S. Industrial        Attn: Mark A. Solls
        Boulevard             7834 Hawn Freeway
 Calhoun, Georgia 30703      Dallas, Texas 75217
     (706) 629-7721            (214) 398-1411

   In order to obtain timely delivery of any documents that you request, you
must request the information by     , 2002.

   See "Where You Can Find More Information" beginning on page 68.

                            Mohawk Industries, Inc.

                        -------------------------------
                   Notice of Special Meeting of Stockholders
                             To Be Held    , 2002
                        -------------------------------

To the stockholders of Mohawk:

   We will hold a special meeting of stockholders of Mohawk Industries, Inc. for the following purposes:

    . to consider and vote on the issuance of Mohawk common stock in the merger contemplated by the Agreement and Plan of Merger, dated as of November 19, 2001, by and among Mohawk, Maverick Merger Sub, Inc. and Dal-Tile International Inc., as it may be amended from time to time; and

    . to transact other business as may properly be presented the special meeting or any adjournments or postponements of the special meeting, including, if submitted to a vote of the stockholders, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies.

   The special meeting will be held at     a.m. on     , 2002 at   .

   Only stockholders of record at the close of business on      , 2002 are
entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Mohawk will keep a list of stockholders entitled to vote at the special meeting available for inspection at its offices in Calhoun, Georgia, for any purpose germane to the special meeting, during ordinary business hours, during the ten day period before the special meeting. The list of stockholders will also be provided and kept at the time and place of the special meeting during the whole time thereof, and may be inspected by any stockholder who is present.

   You are urged to read this document carefully. Furthermore, your proxy is important to assure a quorum at the special meeting. The affirmative vote of a majority of the shares in attendance at the special meeting is necessary to approve the issuance of Mohawk common stock in the merger. Whether or not you expect to attend the special meeting, please vote in any one of the following ways:

    . use the toll-free telephone number shown on the voting instructions; . use the Internet website shown on the voting instructions; or . mark, sign, date and promptly return the enclosed proxy card in the postage paid envelope. It requires no postage if mailed in the United States.

   All shares represented by properly executed proxies will be voted in accordance with the specifications on the proxy card. If no such specifications are made, proxies will be voted FOR issuance of Mohawk common stock in the merger.

   If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your proxy or submitted your vote using the telephone or the Internet. Action may be taken on the share issuance proposal at the special meeting on the date specified above or on any dates to which the special meeting may be adjourned or postponed.
                                          By Order of the Board of Directors,

                                          Jerry L. Melton
                                          Secretary
Calhoun, Georgia
, 2002

                          Dal-Tile International Inc.

                        -------------------------------
                   Notice of Special Meeting of Stockholders
                            to be Held       , 2002
                        -------------------------------

To the stockholders of Dal-Tile:

   We will hold a special meeting of stockholders of Dal-Tile International Inc. for the following purposes:

    . to consider and vote upon a proposal to approve the adoption of the Agreement and Plan of Merger, dated November 19, 2001, among Mohawk Industries, Inc., a Delaware corporation, Maverick Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Mohawk, and Dal-Tile, as it may be amended from time to time, and approve the transactions contemplated thereby. The merger agreement is attached to this document as Annex A; and

    . to transact other business as may properly be presented at the special meeting or any adjournments or postponements of the special meeting, including, if submitted to a vote of the stockholders, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies.

   The special meeting will be held at    a.m., on    , 2002 at     .

   Only stockholders of record at the close of business on   , 2002 are
entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Dal-Tile will keep a list of stockholders entitled to vote at the special meeting available for inspection at its offices in Dallas, Texas, for any purpose germane to the special meeting, during ordinary business hours, during the ten day period before the special meeting. The list of stockholders will also be provided and kept at the time and place of the special meeting during the whole time thereof, and may be inspected by any stockholder who is present.

   Your vote is important. Adoption of the merger agreement will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Dal-Tile common stock.

   All shares represented by properly executed proxies will be voted in accordance with the specifications on the proxy card. If no such specifications are made, proxies will be voted FOR adoption of the merger agreement.

   Under Delaware law, stockholders of Dal-Tile are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware if the conditions set forth in Section 262 are satisfied. In order to exercise your appraisal rights, you must not vote in favor of adoption of the merger agreement and you must strictly comply with the procedures established by Section 262 of the General Corporation Law of the State of Delaware, otherwise you will lose your appraisal rights. The appraisal rights procedures are described in this document, and a copy of Section 262 of the Delaware General Corporation Law is attached as Annex F. See "The Merger--Appraisal Rights."

   You are urged to read this document carefully. It is very important that your shares be represented at the special meeting. Whether or not you can attend the special meeting please vote in one of the following ways:

    .  use the toll-free telephone number shown on the voting instructions;

    .  use the Internet website shown on the voting instructions; or

    .  complete, sign, date and mail the enclosed proxy card promptly so that
       it will be received no later than     , 2002.

   If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your proxy or submitted your vote using the telephone or the Internet. Action may be taken on the merger proposal at the special meeting on the date specified above or on any dates to which the special meeting may be adjourned or postponed.

                                          By Order of the Board of Directors,

                                          Mark A. Solls
                                          Secretary

Dallas, Texas
, 2002

                               TABLE OF CONTENTS

                                                                      Page
-                                                                     ----
QUESTIONS AND ANSWERS ABOUT THE MERGER...............................  ii

SUMMARY..............................................................   1

RISK FACTORS.........................................................  13

THE SPECIAL MEETINGS.................................................  16

THE MERGER...........................................................  20

INFORMATION ABOUT MOHAWK.............................................  58

INFORMATION ABOUT DAL-TILE...........................................  59

DESCRIPTION OF MOHAWK CAPITAL STOCK..................................  59

EFFECT OF THE MERGER ON RIGHTS OF DAL-TILE STOCKHOLDERS..............  59

COMPARATIVE MARKET PRICES AND DIVIDENDS..............................  67

BOARD OF DIRECTORS FOLLOWING THE MERGER..............................  67

STOCKHOLDER PROPOSALS................................................  68

EXPERTS..............................................................  68

OPINIONS.............................................................  68

WHERE YOU CAN FIND MORE INFORMATION..................................  68

FORWARD-LOOKING STATEMENTS...........................................  70

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL
  INFORMATION........................................................  71

ANNEX A--AGREEMENT AND PLAN OF MERGER BY AND AMONG MOHAWK INDUSTRIES,
  INC., MAVERICK MERGER SUB, INC., AND DAL-TILE INTERNATIONAL INC.... A-1

ANNEX B--FORM OF DAL-TILE INTERNATIONAL INC. VOTING AGREEMENT........ B-1

ANNEX C--VOTING AGREEMENT OF ALADDIN PARTNERS, L.P................... C-1

ANNEX D--OPINION OF WACHOVIA SECURITIES.............................. D-1

ANNEX E--OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION........... E-1

ANNEX F-- SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW........ F-1

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why are Mohawk and Dal-Tile proposing the merger?

A: Mohawk and Dal-Tile are proposing the merger because they believe it will create one of the world's leading manufacturers and distributors of all types of floorcoverings. The merger will combine Mohawk's strong position as a manufacturer and distributor of all types of carpets and rugs with Dal-Tile's strong position as a manufacturer and distributor of ceramic tile and natural stone. By combining these two businesses, Mohawk and Dal-Tile hope to create stronger operating and financial results than either company could achieve on its own.

Q: What will Dal-Tile stockholders receive in the merger?

A: Each share of Dal-Tile common stock will be converted into the right to receive $11 in cash and between .2213 and .2716 of a share of Mohawk common stock, depending on the average closing price for Mohawk common stock during a twenty day trading period ending three trading days before completion of the merger.

Q: What stockholder approvals are needed?

A: For Dal-Tile, the affirmative vote of the holders of a majority of the outstanding shares of Dal-Tile common stock is required to adopt the merger agreement. Each holder of common stock is entitled to one vote per share. Directors and officers of Dal-Tile owning approximately 1.9% of Dal-Tile common stock have entered into voting agreements with Mohawk where they have agreed to vote their shares of Dal-Tile common stock in favor of the adoption of the merger agreement.

   For Mohawk, the affirmative vote of the majority of the shares present at the Mohawk special meeting is required to approve the issuance of Mohawk common stock in the merger. Aladdin Partners, L.P., an affiliate of Jeffrey
   S. Lorberbaum, Mohawk's president and chief executive officer, has entered into a voting agreement with Dal-Tile and agreed to vote approximately 18.8% of Mohawk's outstanding shares in favor of the issuance of Mohawk shares.

Q: When and where are the special meetings going to be held?

A: The special meeting of Mohawk stockholders will be held on     , 2002 at
   .

   The special meeting of Dal-Tile stockholders will be held on     , 2002 at
     .

Q: Is the merger taxable?

A: Mohawk and Dal-Tile intend for the merger to qualify as a tax-free reorganization under the Internal Revenue Code. If the merger qualifies as a tax-free reorganization, Dal-Tile stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except gain to the extent Dal-Tile stockholders receive cash as part of the merger consideration, cash in lieu of fractional shares or cash upon the exercise of appraisal rights.

   The completion of the merger is conditioned on receipt of a tax opinion from each party's respective counsel that the merger qualifies as a tax-free reorganization under the Internal Revenue Code. The receipt of the tax opinions is conditioned on, among other things, the value of the Mohawk common stock to be received by Dal-Tile stockholders in the merger being 40% or more of the value of the combined merger consideration at the time the merger is completed. If this condition is not met, then Dal-Tile may or may not elect to complete the merger as a taxable transaction. Based on various assumptions set forth in the discussion of the tax consequences of the merger contained elsewhere in this joint proxy statement-prospectus, if the price per share of Mohawk common stock declines to $27.00 or less the value of the Mohawk common stock in the merger will not be 40% or more of the value of the combined merger consideration.

Q: Am I entitled to appraisal rights?

A: If you are a Dal-Tile stockholder, under Delaware law, you may dissent from the merger and exercise appraisal rights.

   If you are a Mohawk stockholder, you will not have appraisal rights in connection with the merger.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this joint proxy statement-prospectus, please complete, sign and date your proxy card or voting instructions and return it in the enclosed postage paid envelope, or, if available to you, submit your voting instructions by telephone or through the Internet, as soon as possible so that your shares may be represented at your special meeting.

Q: What if I don't vote?

A: If you are a Dal-Tile stockholder and fail to respond, it will have the same effect as a vote against the merger. If you are a Mohawk stockholder and fail to respond, assuming a quorum is present at the special meeting, your failure to respond will have no effect on the approval of the issuance of Mohawk shares in the merger. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger or the issuance of Mohawk shares. If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger or the issuance of Mohawk shares.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of either Mohawk or Dal-Tile, as appropriate, before your special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend your special meeting and vote in person. If you submit your voting instructions electronically through the Internet or by telephone, you can change your vote by submitting a new proxy or voting instructions at any time prior to the date of your special meeting, using the same procedures, in which case your later submitted proxy or voting instructions will be recorded and your earlier submitted proxy or voting instructions will be revoked.

Q: Should I send in my Dal-Tile stock certificates now?

A: No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your Dal-Tile shares to receive the cash payment and Mohawk shares to which you are entitled as the merger consideration. Please do not send in your stock certificates with your proxy.

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as quickly as possible. We expect to complete the merger during the first quarter of 2002.

Q: Is Mohawk's obligation to complete the merger subject to Mohawk receiving financing?

A: No. Although Mohawk has received a commitment letter from several financial institutions to provide financing for the merger, Mohawk must complete the merger regardless of whether it receives financing.

Q: Who can help answer my questions?

A: If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement-prospectus or the enclosed proxy card or voting instructions, you should contact:

If you are a Dal-Tile     If you are a Mohawk
stockholder:              stockholder:

Dal-Tile International    Mohawk Industries, Inc.
Inc.                      Attn: Jerry L. Melton
Attn: Mark A. Solls       160 S. Industrial
7834 Hawn Freeway         Boulevard
Dallas, Texas 75217       Calhoun, Georgia 30703
(214) 398-1411            (706) 629-7721
Stockholders of both companies may also receive information from our proxy solicitor:

                           GeorgesonShareholder
                           17 State Street
                           10th Floor
                           New York, New York 10004
                           Toll-Free: (800) 223-2064

                                    SUMMARY

   This summary highlights selected information from this joint proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Dal-Tile and Mohawk, see "Where You Can Find More Information" on page
68. We have included page references in this summary to direct you to other places in this joint proxy statement-prospectus where you can find a more complete description of the topics we have summarized.


The Companies (See page 58 for Mohawk and page 59 for Dal-Tile)

Mohawk Industries, Inc.
160 S. Industrial Boulevard
Calhoun, Georgia 30703
Telephone: (706) 629-7721

   Mohawk is a leading producer of tufted and woven broadloom carpet and rugs for residential and commercial applications. Mohawk is the second largest carpet and rug manufacturer in the United States, with net sales of approximately $3.3 billion in 2000. Mohawk designs, manufactures and markets carpet and rugs in a broad range of colors, textures and patterns, as well as carpet padding. Mohawk also distributes hard surface floorcoverings such as laminate, ceramic tile, vinyl and wood flooring. Mohawk markets its products primarily through carpet retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users.

Dal-Tile International Inc.
7834 Hawn Freeway
Dallas, Texas 75217
Telephone: (214) 398-1411

   Dal-Tile believes it is the leading manufacturer, marketer and distributor of ceramic tile in the United States and one of the largest in the world. Dal-Tile produces a broad line of wall, floor, quarry and mosaic tile products used in the residential and commercial markets for both new construction and remodeling. Most of Dal-Tile's products are marketed under its daltile(R) and American Olean(R) brand names.

What Dal-Tile Stockholders Will Receive in the Merger (See page 20)

   In the merger, Dal-Tile stockholders will receive $11 in cash and a fraction of a share of Mohawk common stock for each share of Dal-Tile common stock. The fractional share of Mohawk common stock will be determined using an exchange ratio.

   The exchange ratio will be determined based on the average closing price of Mohawk common stock on the New York Stock Exchange for the twenty trading days ending on the third trading day prior to the merger. The exchange ratio will be calculated as follows:

          If the average closing price of Then the exchange ratio will
          Mohawk common stock is:         be:
          ------------------------------- ----------------------------
                  $54.68 or more             .2213
                  $50.13-$54.67              $12.10 divided by the
                                             average closing price
                  $41.00-$50.12              .2414
                  $36.45-$40.99              $9.90 divided by the
                                             average closing price
                  $36.44 or less             .2716

   If the closing date for the merger was    , 2002, the date this joint proxy
statement-prospectus is first being mailed to stockholders, the average closing
price of Mohawk common stock would be $   and the exchange ratio would be
for each Dal-Tile share.

Recommendation of the Boards of Directors and Opinions of Financial Advisors (See page 25)

   To Mohawk Stockholders: The Mohawk board of directors believes that the merger is advisable, fair to and in the best interest of Mohawk and its stockholders and has unanimously voted to approve the merger agreement. The Mohawk board of directors recommends that you vote FOR the issuance of Mohawk shares in the merger.

   To Dal-Tile Stockholders: The Dal-Tile board of directors believes that the merger is fair to, and in the best interest of Dal-Tile and its stockholders and has unanimously voted to approve, adopt and declare the advisability of the merger agreement and the merger. The Dal-Tile board of directors recommends that you vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

   Opinion of Mohawk's Financial Advisor: In deciding to approve the merger and recommend the issuance of Mohawk shares, the Mohawk board of directors considered the opinion of its financial advisor, Wachovia Securities, that as of November 19, 2001, the merger consideration to be paid, together with the stock option and cash payments to be made to holders of outstanding Dal-Tile options, by Mohawk in connection with the merger were fair, from a financial point of view, to Mohawk. Wachovia Securities' opinion is directed to the Mohawk board of directors and does not constitute a recommendation to any stockholder as to how to vote on the issuance of Mohawk shares in the merger or any other matter related thereto. The full text of Wachovia Securities' opinion is attached as Annex D to this joint proxy statement-prospectus. Mohawk stockholders are urged to, and should, read Wachovia Securities' opinion carefully and in its entirety.

   Opinion of Dal-Tile's Financial Advisor: In connection with the proposed merger, Dal-Tile's financial advisor, Credit Suisse First Boston Corporation, has delivered a written opinion to the Dal-Tile board of directors as to the fairness to holders of Dal-Tile common stock, from a financial point of view, of the merger consideration provided for in the merger. The full text of Credit Suisse First Boston's written opinion, dated November 19, 2001, is attached to this joint proxy statement-prospectus as Annex E. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Credit Suisse First Boston's opinion is addressed to the Dal-Tile board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

Mohawk's Reasons for the Merger (See page 25)

   The Mohawk board of directors believes that combining Dal-Tile's ceramic tile and natural stone business with Mohawk's existing carpet and rug business provides a unique opportunity for Mohawk to achieve its strategic goal of becoming one of the world's leading floorcovering manufacturers and distributors.

Dal-Tile's Reasons for the Merger (See page 27)

   The Dal-Tile board of directors believes that the merger and the terms of the merger agreement offer its stockholders an attractive premium for their Dal-Tile shares, while enabling them to participate in the future growth potential of the combined company.

Completion of the Merger (See page 40)

   The merger will be completed at the time specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware. If the Dal-Tile stockholders adopt the merger agreement at the Dal-Tile special meeting, the Mohawk stockholders approve the issuance of the Mohawk shares in the merger at the Mohawk special meeting and all required regulatory approvals are obtained, we currently anticipate that the merger will be completed on or
about     , 2002. Mohawk and Dal-Tile cannot assure you that they can obtain the necessary stockholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Distribution of Mohawk Stock Certificates and Cash Payment (See page 40)

   Promptly after the merger is completed, each Dal-Tile stockholder will receive a letter and instructions on how to surrender Dal-Tile stock certificates in exchange for Mohawk stock certificates and the cash payment. Each Dal-Tile stockholder will need to carefully review and complete these materials and return them as instructed along with stock certificates for Dal-Tile common stock. If you are a Dal-Tile stockholder, please do not send Dal-Tile or Dal-Tile's transfer agent any stock certificates until you receive these instructions. If, as a Dal-Tile stockholder, you elect to exercise your appraisal rights, you should follow the procedures outlined in "The Merger--Appraisal Rights" section beginning on page .

The Mohawk Special Meeting (See page 16)

   Mohawk will hold a special meeting for the purpose of its stockholders approving the issuance of

Mohawk shares in the merger. This special meeting will be held on     , 2002,
at       .

   Mohawk stockholders will be entitled to vote at the Mohawk special meeting if they owned shares of Mohawk common stock as of , 2002, the Mohawk record
date. As of   , 2002, there were     shares of Mohawk common stock issued and
outstanding. The presence of a quorum and the affirmative vote of a majority of the Mohawk common stock present at the Mohawk special meeting is necessary to approve the issuance of Mohawk shares in the merger. Directors and executive
officers of Mohawk and their affiliates held, on    , 2002 approximately  % of
the outstanding shares of Mohawk common stock entitled to vote on the issuance of Mohawk shares in the merger.

The Dal-Tile Special Meeting (See page 16)

   Dal-Tile will hold a special meeting for the purpose of its stockholders considering a proposal to adopt the merger agreement. The Dal-Tile special
meeting will be held on     , 2002 at .

   Dal-Tile stockholders will be entitled to vote at the Dal-Tile special
meeting if they owned shares of Dal-Tile common stock as of   , 2002, the
Dal-Tile record date. As of   , 2002, there were shares of Dal-Tile common
stock issued and outstanding. The affirmative vote of a majority of Dal-Tile common stock issued and outstanding on the Dal-Tile record date is necessary to adopt the merger agreement. Directors and executive officers of Dal-Tile and
their affiliates held, on    , 2002, approximately  % of the outstanding shares
of Dal-Tile common stock entitled to vote on the adoption of the merger agreement.

Regulatory Approval and Other Conditions (See pages 41 and 42)

   Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger cannot be completed until Mohawk and Dal-Tile have given information and materials to the Federal Trade Commission and the Department of Justice and the required waiting period has expired or been terminated. In addition, Mohawk and Dal-Tile are required to provide information and materials to the Mexican Federal Competition Commission, but prior approval of the commission is not required for completion of the merger. We expect to obtain all required regulatory approvals before the special meetings, but we cannot assure this will happen.

   In addition to the required regulatory approvals, the merger will be completed only if various conditions, including the following, are met or waived, if waivable:

   . Dal-Tile's stockholders approve the adoption of the merger agreement at the Dal-Tile special meeting;

   . Mohawk's stockholders approve the issuance of Mohawk shares at the Mohawk special meeting;

   . Dal-Tile and Mohawk receive an opinion of their respective counsel that the exchange of Dal-Tile common stock for Mohawk common stock in the merger will be tax-free to the Dal-Tile stockholders; provided, that Dal-Tile has the right to waive this requirement for both parties;

   . there is no governmental or regulatory action or legislation prohibiting the merger; and

   . there must not have been a material adverse effect on Mohawk or Dal-Tile.

   In addition to these conditions, the merger agreement, attached to this joint proxy statement- prospectus as Annex A, describes other conditions that must be met before the merger may be completed.

Amendment and Termination (See page 43)

   The parties may terminate the merger agreement under several circumstances. Mohawk and Dal-Tile may agree to terminate the merger agreement and elect not to complete the merger at any time before the merger is completed, even if Dal-Tile's and Mohawk's stockholders have already approved the adoption of the merger agreement and the issuance of Mohawk shares. Each of the parties also can terminate the merger agreement under other circumstances, including:

   . if the merger is not completed by May 31, 2002, subject to extension to July 31, 2002 if required regulatory approvals have not been received;

   . if the parties have failed to receive any consent of any regulatory authority required to complete the merger, or any law or order permanently prohibiting the merger has become final and nonappealable;

   . if the stockholders of Dal-Tile fail to approve the adoption of the merger agreement or the stockholders of Mohawk fail to approve the issuance of Mohawk shares in the merger at their respective special meetings, subject to specified limitations contained in the merger agreement; or

   . if there has been a material adverse effect on the other party.

   In addition, Mohawk may terminate the merger agreement if the board of directors of Dal-Tile fails to reaffirm its recommendation of the merger or withholds, withdraws, amends or modifies its recommendation of the merger, or proposes to do so, or changes its recommendation in a manner adverse to the merger.

   Dal-Tile may terminate the merger agreement if the board of directors of Dal-Tile changes its recommendation in order to accept a superior offer, provided that Mohawk has not made an offer that is as favorable as the superior offer within three business days of its receipt of notice that the Dal-Tile board of directors intends to change its recommendation.

   The merger agreement may be amended by the written agreement of Mohawk and Dal-Tile. The parties can amend the merger agreement without stockholder approval, even if you have already approved the merger, except in the limited circumstances when further stockholder approval is required by law for the amendment.

Solicitation Prohibitions (See page 46)

   The merger agreement prohibits Dal-Tile from soliciting other acquisition proposals. Dal-Tile has agreed that it and its subsidiaries would immediately cease any and all existing activities, discussions or negotiations with any third parties conducted prior to the date of the merger agreement with respect to any acquisition proposal. If Dal-Tile receives an unsolicited acquisition proposal, it must promptly notify Mohawk of the terms of such proposal. Dal-Tile may respond, in accordance with the terms of the merger agreement, to unsolicited offers that are reasonably likely to result in superior offers.

Termination Fee (See page 44)

   Dal-Tile has agreed to pay Mohawk a termination fee of $45 million if the merger agreement is terminated under specified circumstances in which Dal-Tile enters into an acquisition agreement or closes an acquisition with another party within twelve months of the termination of the merger agreement or the Dal-Tile board of directors changes or withdraws its recommendation that Dal-Tile stockholders vote in favor of the adoption of the merger agreement.

Effect of the Merger on Dal-Tile Options (See page 46)

   In the merger, all outstanding options granted under Dal-Tile's stock option plan, whether or not currently exercisable, will be converted into the right to receive cash and Mohawk common stock. If an option holder consents, one-half of his or her options will be cashed-out following the merger at $22.00 per share, less the option exercise price, and the remaining one-half of his or her options will immediately vest and become options to purchase Mohawk common stock, subject to share and price adjustments based upon two times the exchange ratio. If an option holder does not consent to the partial cash-out, each of his or her options will immediately vest and be assumed by Mohawk as options to receive the merger consideration of $11.00 per share and Mohawk common stock, subject to share and price adjustments based upon the exchange ratio.

Material Federal Income Tax Consequences of the Merger (See page 47)

   In general, if you exchange all of your shares of Dal-Tile common stock for shares of Mohawk common stock plus cash in the forward merger, the merger will be a tax-free reorganization and you will only recognize gain (but not loss) equal to the lesser of (1) the amount of the cash you receive in the merger, or
(2) an amount equal to the excess, if any, of (a) the sum of the amount of cash you receive in the merger and the fair market value of the Mohawk common stock you receive in the merger over (b) the tax basis of your Dal-Tile common stock, exchanged therefor.

   If, however, the value of the Mohawk common stock to be received by Dal-Tile stockholders in the merger is less than 40% of the value of the combined merger consideration, and Dal-Tile elects to complete the merger as a reverse merger, then instead of the tax consequences described in the preceding paragraph, you will recognize gain or loss in the merger equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of Mohawk common stock you receive in the merger and (2) the tax basis in your Dal-Tile common stock exchanged therefor.

Appraisal Rights of Dal-Tile Stockholders (See page 54)

   The merger agreement and Delaware law provide that Dal-Tile stockholders may dissent from the merger and seek to receive fair value for their shares in lieu of the cash payment and Mohawk common stock to which they would otherwise be entitled.

Board of Directors Following the Merger (See page 67)

   The merger agreement provides that two individuals designated by Dal-Tile will serve on the Mohawk board of directors following the completion of the merger. After the merger, the Mohawk board of directors will consist of nine members.

Interests of Certain Persons in the Merger (See page 52)

   Some of the directors and executive officers of Dal-Tile have interests in the merger that are different from or in addition to the interests of Dal-Tile stockholders. These interests include the potential for positions as directors or executive officers of Mohawk, acceleration of vesting of options as a result of the merger, partial cash-out and partial conversion of outstanding options, payments under employment and change-in-control agreements upon the occurrence of certain events after the merger and the right to continued indemnification and insurance coverage by Mohawk after the merger.

Voting Agreements (See page 56)

   The directors and some of the executive officers of Dal-Tile, including Dal-Tile's chairman and chief executive officer, Jacques R. Sardas, have entered into voting agreements with Mohawk where they have agreed to vote those shares of common stock that they or their affiliates own in favor of the merger. As of the date of this joint proxy statement-prospectus, these stockholders owned approximately 1.9% of Dal-Tile's outstanding common stock. Each voting agreement also provides that any shares of Dal-Tile common stock subsequently acquired by these stockholders will also be subject to the voting agreement. As of the date of this joint proxy statement-prospectus, these stockholders hold currently exercisable options to purchase an additional 7,019,523 shares, or 11.1%, based on the number of shares of Dal-Tile's currently outstanding common stock.

   Aladdin Partners, L.P., an affiliate of Jeffrey S. Lorberbaum, Mohawk's president and chief executive officer, has entered into a voting agreement with Dal-Tile where it has agreed to vote those shares of common stock that it owns in favor of the issuance of Mohawk shares in the merger. As of the date of this joint proxy statement-prospectus, Aladdin Partners owned approximately 18.8% of Mohawk's outstanding common stock. Under some circumstances described in the voting agreement, the number of shares voted by Aladdin Partners could be reduced to approximately 15.2% of Mohawk's outstanding common stock.

Accounting Treatment (See page 51)

   Mohawk will account for the merger under the purchase method of accounting.

Certain Differences in Stockholders' Rights (See page 59)

   The rights of Mohawk stockholders are governed by Delaware law and by Mohawk's certificate of incorporation and bylaws. The rights of Dal-Tile stockholders are also governed by Delaware law, but are subject to Dal-Tile's certificate of incorporation and bylaws. Upon completion of the merger, the rights of both stockholder groups will be governed by Delaware law and Mohawk's certificate of incorporation and bylaws.

Comparative Market Prices of Common Stock (See page 67)

   Mohawk common stock is listed on the New York Stock Exchange under the symbol "MHK." Dal-Tile common stock is listed on the New York Stock Exchange under the symbol "DTL." The following table shows the closing prices of Mohawk and Dal-Tile common stock on November 19, 2001, the last trading day before the
merger agreement was announced and    , 2002, the date of this joint proxy
statement-prospectus. Equivalent price per Dal-Tile share represents the closing sale price of a share of Mohawk common stock on the indicated date multiplied by the exchange ratio as if the merger were to close on the indicated date plus the cash payment of $11.

                                                    Equivalent
                                    Mohawk Dal-Tile Price Per
                                    Common  Common   Dal-Tile
                                    Stock   Stock     Share
                                    ------ -------- ----------
                  November 19, 2001 $51.38  17.60     23.10
                        , 2002.....

   We urge you to obtain current market quotations for Mohawk common stock and Dal-Tile common stock before making a decision relating to the merger.

            Selected Historical Consolidated Financial Data--Mohawk

   The following table sets forth the selected financial data of Mohawk for the periods indicated, which information is derived from the historical consolidated financial statements of Mohawk. On July 23, 1997, Mohawk acquired certain assets of Diamond Rug and Carpet Mills, Inc. and other assets owned by Diamond's principal shareholders using the purchase method of accounting. On November 12, 1998, Mohawk acquired all of the outstanding capital stock of World Carpets, Inc. in exchange for approximately 4.9 million shares of Mohawk's common stock in a transaction recorded using the pooling-of-interests method of accounting. On January 29, 1999, Mohawk acquired certain assets and assumed certain liabilities of Image Industries, Inc. The acquisition was recorded using the purchase method of accounting. On March 9, 1999, Mohawk acquired all of the outstanding capital stock of Durkan Patterned Carpets, Inc. in exchange for approximately 3.1 million shares of Mohawk's common stock in a transaction recorded using the pooling-of-interests method of accounting. On November 14, 2000, Mohawk acquired certain fixed assets and inventory of Crown Crafts, Inc. The acquisition was accounted for using the purchase method of accounting. All financial data have been restated to include the accounts and results of operations of World and Durkan. The selected financial data should be read in conjunction with Mohawk's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Mohawk's consolidated financial statements and notes thereto both of which are incorporated into this document by reference. Interim financial information at or for the nine months ended September 30, 2000 and September 29, 2001 is derived from unaudited historical consolidated financial statements. The financial information at or for the nine months ended September 29, 2001 may not be representative of the financial results that can be expected to be achieved for the entire year.

                                               At or for the Years Ended December 31,       At or for the Nine Months Ended
                                         -------------------------------------------------- -------------------------------
                                                                                            September 30,     September 29,
                                            1996      1997      1998      1999      2000        2000              2001
                                         ---------- --------- --------- --------- --------- -------------     -------------
                                                               (In thousands, except per share data)
Statement of earnings data:
Net sales............................... $2,239,471 2,429,085 2,744,620 3,083,264 3,255,846   2,456,405         2,441,697
Cost of sales...........................  1,726,765 1,869,221 2,063,333 2,306,405 2,432,997   1,835,740         1,826,309
                                         ---------- --------- --------- --------- ---------   ---------         ---------
  Gross profit..........................    512,706   559,864   681,287   776,859   822,849     620,665           615,388
Selling, general and administrative
 expenses...............................    367,251   383,523   432,191   482,062   505,734     378,979           385,814
Restructuring costs (a).................        700        --        --        --        --          --                --
Carrying value reduction of property,
 plant and equipment and other
 assets (b).............................      3,060     5,500     2,900        --        --          --                --
Class action legal settlement (c) . ....         --        --        --        --     7,000       7,000                --
Compensation expense for stock
 option exercises (d)...................         --     2,600        --        --        --          --                --
                                         ---------- --------- --------- --------- ---------   ---------         ---------
  Operating income......................    141,695   168,241   246,196   294,797   310,115     234,686           229,574
                                         ---------- --------- --------- --------- ---------   ---------         ---------
Interest expense........................     39,772    36,474    31,023    32,632    38,044      28,587            24,053
Acquisition costs--World Merger (e).....         --        --    17,700        --        --          --                --
Other expense, net......................      4,586       338     2,667     2,266     4,442       2,834             4,094
                                         ---------- --------- --------- --------- ---------   ---------         ---------
                                             44,358    36,812    51,390    34,898    42,486      31,421            28,147
                                         ---------- --------- --------- --------- ---------   ---------         ---------
  Earnings before income taxes..........     97,337   131,429   194,806   259,899   267,629     203,265           201,427
Income taxes............................     40,395    51,866    79,552   102,660   105,030      79,928            72,028
                                         ---------- --------- --------- --------- ---------   ---------         ---------
  Net earnings.......................... $   56,942    79,563   115,254   157,239   162,599     123,337           129,399
                                         ========== ========= ========= ========= =========   =========         =========
Basic earnings per share (f)............ $     0.96      1.33      1.91      2.63      3.02        2.28              2.47
                                         ========== ========= ========= ========= =========   =========         =========
Weighted-average common shares
 outstanding (f)........................     59,310    59,962    60,393    59,730    53,769      54,181            52,347
                                         ========== ========= ========= ========= =========   =========         =========
Diluted earnings per share (f) . . . . . $     0.95      1.32      1.89      2.61      3.00        2.26              2.44
                                         ========== ========= ========= ========= =========   =========         =========
Weighted-average common and
 dilutive potential common shares
 outstanding (f)........................     59,899    60,453    61,134    60,349    54,255      54,689            53,021
                                         ========== ========= ========= ========= =========   =========         =========

                                                                                              At or for the
                                                                                               Nine Months
                                                 At or for the Years Ended December 31,           Ended
                                           -------------------------------------------------- -------------
                                                                                              September 29,
                                              1996      1997      1998      1999      2000        2001
                                           ---------- --------- --------- --------- --------- -------------
                                                                    (In thousands)
Balance sheet data:
Working capital........................... $  390,889   389,378   438,474   560,057   427,192     438,390
Total assets..............................  1,226,959 1,233,361 1,405,486 1,682,873 1,795,378   1,834,529
Short-term note payable...................     21,200        --        --        --        --          --
Long-term debt (including current portion)    486,952   402,854   377,089   596,065   589,828     457,786
Stockholders' equity......................    409,616   493,841   611,059   692,546   754,360     884,054

--------
(a) During 1996, Mohawk recorded pre-tax restructuring costs of $0.7 million, related to certain mill closings whose operations have been consolidated into other Mohawk facilities.
(b) During 1996, Mohawk recorded a charge of $3.1 million arising from the write-down of property, plant and equipment to be disposed of related to the closing of a manufacturing facility in 1996 and a revision in the estimate of fair value of certain property, plant and equipment based on current market conditions related to mill closings in 1995. During 1997, Mohawk recorded a charge of $5.5 million arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995. During 1998, Mohawk recorded a charge of $2.9 million for the write-down of assets to be disposed of relating to the acquisition of World.
(c) Mohawk recorded a one-time charge of $7.0 million in 2000, reflecting the settlement of two class action lawsuits.
(d) A charge of $2.6 million was recorded in 1997, for income tax reimbursements to be made to certain executives related to the exercise of stock options granted in 1988 and 1989 in connection with Mohawk's 1988 leveraged buyout.
(e) Mohawk recorded a one-time charge of $17.7 million in 1998 for transaction expenses related to the World merger.
(f) The board of directors declared a 3-for-2 stock split on October 23, 1997, which was paid on December 4, 1997 to holders of record on November 4, 1997. Earnings per share and weighted-average common share data have been restated to reflect the split.

           Selected Historical Consolidated Financial Data--Dal-Tile

   The following table sets forth the selected financial data of Dal-Tile for the periods indicated, which information is derived from the historical consolidated financial statements of Dal-Tile for these periods. The selected financial information should be read together with Dal-Tile's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Dal-Tile's consolidated financial statements, including the related notes, previously filed with the Securities and Exchange Commission and incorporated herein by reference. Interim financial information at or for September 29, 2000 and September 28, 2001 is derived from Dal-Tile's unaudited historical consolidated financial statements. The financial information for the nine months ended September 28, 2001 may not be representative of the financial results that can be expected to be achieved for the entire year.

                                              At or for the Years Ended                     At or for the Nine Months Ended
                           ---------------------------------------------------------------- -------------------------------
                           January 3,    January 2,    January 1, December 31, December 29, September 29,     September 28,
                              1997          1998          1999        1999         2000         2000              2001
                           ----------    ----------    ---------- ------------ ------------ -------------     -------------
                                                        (In thousands, except per share data)
Statement of earnings
 data:
Net sales.................  $720,236       676,637      751,785     850,568      952,156       722,946           777,986
Cost of goods sold........   369,731       404,728 (c)  396,112     440,514      497,933       376,883           410,793
                            --------      --------      -------     -------      -------       -------           -------
   Gross profit...........   350,505       271,909      355,673     410,054      454,223       346,063           367,193
Expenses:
Transportation............    47,125        58,425 (c)   55,988      57,124       64,549        48,432            51,627
Selling, general and
 administrative...........   190,911       277,515 (c)  222,790     232,845      247,099       190,743           200,666
Provisions for merger
 integration charges......     9,000 (a)        --           --          --           --            --                --
Amortization of goodwill..     5,605         5,605        5,604       5,607        5,512         4,134             4,134
                            --------      --------      -------     -------      -------       -------           -------
Operating income (loss)...    97,864       (69,636)      71,291     114,478      137,063       102,754           110,766
Interest expense, net.....    44,653        40,381       44,923      36,999       29,998        23,102            16,996
Other (income) expense....      (129)       (1,220)      (1,264)       (250)         444           108             1,029
                            --------      --------      -------     -------      -------       -------           -------
                              44,524        39,161       43,659      36,749       30,442        23,210            18,025
                            --------      --------      -------     -------      -------       -------           -------
Earnings (loss) before
 income taxes and
 extraordinary item.......    53,340      (108,797)      27,632      77,729      106,621        79,544            92,741
Income taxes..............    18,914         1,439        3,604       3,966        5,864         4,995            35,705
                            --------      --------      -------     -------      -------       -------           -------
Earnings (loss) before
 extraordinary item.......    34,426      (110,236)      24,028      73,763      100,757        74,549            57,036
   Extraordinary
    item--loss on early
    retirement of debt,
    net of taxes..........   (29,072)           --           --          --           --            --                --
                            --------      --------      -------     -------      -------       -------           -------
Net earnings (loss).......  $  5,354      (110,236)      24,028      73,763      100,757        74,549            57,036
                            ========      ========      =======     =======      =======       =======           =======
Basic earnings (loss)
 per share................  $   0.11 (b)     (2.06)        0.45        1.36         1.83          1.36              1.02
                            ========      ========      =======     =======      =======       =======           =======
Weighted-average common
 shares outstanding.......    48,473        53,435       53,487      54,103       54,918        54,869            55,819
                            ========      ========      =======     =======      =======       =======           =======
Diluted earnings (loss)
 per share................  $   0.11 (b)     (2.06)        0.45        1.35         1.82          1.35              0.98
                            ========      ========      =======     =======      =======       =======           =======
Weighted-average common
 and dilutive potential
 shares outstanding.......    50,053        53,435       53,983      54,539       55,396        55,108            58,162
                            ========      ========      =======     =======      =======       =======           =======

                                                                                At or for the
                                                                                 Nine Months
                                     At or for the Years Ended                      Ended
                     ---------------------------------------------------------- -------------
                     January 3, January 2, January 1, December 31, December 29, September 28,
                        1997       1998       1999        1999         2000         2001
                     ---------- ---------- ---------- ------------ ------------ -------------
                                                  (In thousands)
Balance sheet data:
Working capital.....  $180,819   154,888    117,615      91,791      116,303       167,696
Total assets........   688,497   672,069    640,808     638,704      670,520       693,591
Total debt..........   465,858   557,091    500,432     410,673      331,778       261,697
Long-term debt......   433,035   537,830    453,923     353,877      276,017       242,500
Stockholders' equity   115,569     3,920     15,459     100,944      212,308       267,512

--------
(a) In the fourth quarter of fiscal 1996, Dal-Tile recorded a pre-tax $9.0 million merger integration charge for closing duplicative sales centers and distribution centers, closing various manufacturing facilities and paying severance costs.
(b) Fiscal 1996 earnings per share information is presented after the extraordinary item of $29.1 million (loss on early retirement of debt, net of taxes).
(c) Fiscal 1997 includes charges totaling $90.1 million recorded principally for the write-down of obsolete and slow-moving inventories, uncollectible trade accounts receivable, other non-productive assets and costs for restructuring of manufacturing, store operations and corporate administrative functions. These charges are comprised of $36.5 million in cost of goods sold, $3.5 million in transportation expenses and $50.1 million in selling, general and administrative expenses.

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial
                                  Information

   The following table sets forth the selected unaudited pro forma condensed combined consolidated financial information for Mohawk at or for the year ended December 31, 2000 and the nine months ended September 29, 2001 which gives effect to the merger with Dal-Tile using the purchase method of accounting as if the merger occurred on January 1, 2000 for the statement of earnings data and as of September 29, 2001 for the balance sheet data. The following table should be read in conjunction with Mohawk's unaudited pro forma condensed combined consolidated financial information on page 71 of this joint proxy statement-prospectus and the historical consolidated financial statements and the related notes thereto of Mohawk and Dal-Tile included in the documents described under "Where You Can Find More Information.''

                                         At or for the Year         At or for the Nine Months
                                       Ended December 31, 2000      Ended September 29, 2001
                                    ----------------------------- -----------------------------
                                      Mohawk   Dal-Tile Pro Forma   Mohawk   Dal-Tile Pro Forma
                                    ---------- -------- --------- ---------- -------- ---------
                                               (In thousands, except per share data)
Statement of earnings data:
Net sales.......................... $3,255,846 952,156  4,143,453  2,441,697 777,986  3,168,056
Cost of sales......................  2,432,997 497,933  2,936,530  1,826,309 410,793  2,241,302
                                    ---------- -------  --------- ---------- -------  ---------
   Gross profit....................    822,849 454,223  1,206,923    615,388 367,193    926,754
Selling, general and administrative
  expenses.........................    505,734 317,160    752,833    385,814 256,427    586,480
Class action legal settlement......      7,000      --      7,000         --      --         --
                                    ---------- -------  --------- ---------- -------  ---------
   Operating income................    310,115 137,063    447,090    229,574 110,766    340,274
                                    ---------- -------  --------- ---------- -------  ---------
Interest expense...................     38,044  29,998    124,542     24,053  16,996     83,424
Other expense, net.................      4,442     444     10,398      4,094   1,029      9,257
                                    ---------- -------  --------- ---------- -------  ---------
   Earnings before income taxes....    267,629 106,621    312,150    201,427  92,741    247,593
Income taxes.......................    105,030   5,864    123,102     72,028  35,705     90,500
                                    ---------- -------  --------- ---------- -------  ---------
   Net earnings.................... $  162,599 100,757    189,048    129,399  57,036    157,093
                                    ========== =======  ========= ========== =======  =========
Diluted earnings per share......... $     3.00               2.78       2.44               2.35
                                    ==========          ========= ==========          =========
Weighted-average common and
  dilutive potential common shares
  outstanding......................     54,255             68,004     53,021             66,770
                                    ==========          ========= ==========          =========
Balance sheet data:
Working capital....................                               $  438,390 167,696    542,948
Total assets.......................                                1,834,529 693,591  3,930,732
Long-term debt (including current
  portion).........................                                  457,786 261,697  1,425,731
Stockholders' equity...............                                  884,054 267,512  1,622,327

              Historical and Pro Forma Comparative Per Share Data

                                                                    At or for the
                                                      At or for the  Nine Months
                                                       Year Ended       Ended
                                                      December 31,  September 29,
                                                        2000 (a)      2001 (a)
                                                      ------------- -------------
HISTORICAL MOHAWK:
 Basic net earnings per share........................    $ 3.02          2.47
 Diluted net earnings per share......................      3.00          2.44
 Book value per share................................     14.42         16.82
HISTORICAL DAL-TILE:
 Basic net earnings per share........................      1.83          1.02
 Diluted net earnings per share......................      1.82          0.98
 Book value per share................................      3.84          4.79
UNAUDITED PRO FORMA COMBINED--MOHAWK:
 Pro forma basic net earnings per share..............      2.81          2.39
 Pro forma diluted net earnings per share............      2.78          2.35
 Pro forma book value per share......................                   24.56
UNAUDITED EQUIVALENT PRO FORMA COMBINED--DAL-TILE(b):
 Pro forma basic net earnings per share..............      0.68          0.58
 Pro forma diluted net earnings per share............      0.67          0.57
 Pro forma book value per share......................                    5.93

--------
(a) Amounts for Dal-Tile are at or for the fiscal year ended December 29, 2000 and the nine months ended September 28, 2001.

(b) The Dal-Tile equivalent pro forma per share data are calculated based on Mohawk pro forma per share data multiplied by an exchange ratio of .2414 shares of Mohawk common stock for each share of Dal-Tile common stock outstanding.

                                 RISK FACTORS

   In addition to the other information included in this document, the risk factors described below should be considered by you in determining how to vote at the special meeting.

Dal-Tile stockholders will receive shares of Mohawk common stock based on an exchange ratio that is determined based upon the market value of Mohawk common stock at a later date.

   The number of shares of Mohawk common stock Dal-Tile stockholders will receive in the merger for each Dal-Tile share will be calculated using an exchange ratio that may change depending on the market price for Mohawk common stock. The exchange ratio will be determined using the average closing price of Mohawk shares for the twenty trading days ending on the third full trading day prior to the completion of the merger.

   The exchange ratio adjusts based on the average closing price of Mohawk common stock such that Dal-Tile stockholders receive the following:

    . .2213 of a Mohawk share for each Dal-Tile share if the average closing price of the Mohawk shares at the time of the merger is greater than $54.67;

    . that fraction of a Mohawk share for each Dal-Tile share determined by dividing $12.10 by the average closing price of Mohawk shares at the time of the merger if the average closing price of Mohawk shares at the time of the merger is greater than $50.12 per share, but less than or equal to $54.67;

    . .2414 of a Mohawk share for each Dal-Tile share if the average closing price of the Mohawk shares at the time of the merger is equal to or greater than $41.00 per share, but less than or equal to $50.12;

    . that fraction of a Mohawk share for each Dal-Tile share determined by dividing $9.90 by the average closing price of Mohawk shares at the time of the merger if the average closing price of Mohawk shares at the time of the merger is greater than or equal to $36.45 per share, but less than $41.00; or

    . .2716 of a Mohawk share for each Dal-Tile share if the average closing price of the Mohawk shares at the time of the merger is less than $36.45.

   If the average closing price of Mohawk common stock is less than $36.45 or more than $54.67, the exchange ratio will not change. As a result, to the extent the value of Mohawk common stock is outside these limitations, the value of the fraction of a share of Mohawk common stock represented by the exchange ratio will vary. Neither Dal-Tile nor Mohawk has the right to terminate the merger agreement based solely on changes in the average closing price of Mohawk common stock.

   We cannot predict the market prices for the Mohawk common stock and we encourage you to obtain current market quotations of the Mohawk common stock, which is listed on the New York Stock Exchange under the symbol "MHK."

The exchange ratio will not be determined until shortly before the completion of the merger.

   Because the exchange ratio will not be determined until the third trading day before the completion of the merger, if you wish to vote by proxy and have your vote counted at your special meeting, you may have to decide whether or not to vote for adoption of the merger agreement or the issuance of Mohawk shares in the merger before knowing the actual exchange ratio. Changes in the price of Mohawk common stock between the date of this joint proxy statement-prospectus and the third trading day before the completion of the merger may cause the actual exchange ratio to vary significantly. Because the date the merger is completed may be later than the dates of the special meetings, Dal-Tile stockholders will not necessarily know the market value of the combined Mohawk common stock that they will receive in the merger.

Dal-Tile stockholders may not know at the time of the Dal-Tile special meeting whether they will incur gain or loss for U.S. federal income tax purposes in the merger.

   As a Dal-Tile stockholder, you may not know whether, for U.S. federal income tax purposes, the issuance of Mohawk common stock in the merger will be a taxable event to you at the time you vote at the Dal-Tile special meeting.

   Mohawk and Dal-Tile intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization, then the holders of Dal-Tile's common stock will not recognize a gain or loss for U.S. federal income tax purposes as a result of the merger, except that gain (but not loss) will be recognized to the extent of cash received as part of the merger consideration in lieu of fractional shares or because of the exercise of appraisal rights.

   The completion of the merger as a Section 368(a) reorganization is conditioned on, among other things, the receipt of opinions from counsel for Dal-Tile and Mohawk, that the merger will qualify as a Section 368(a) reorganization. The opinions are conditioned among other things on the value of the Mohawk common stock issued in the merger being 40% or more of the value of the combined merger consideration. If such condition is not met, the merger may not be completed unless Dal-Tile elects to complete the merger in the form of a taxable reverse merger. Various factors affect whether the value of the Mohawk common stock received by Dal-Tile stockholders in the merger is equal to at least 40% of the combined value of the merger consideration as of the completion of the merger, including:

    . the amount, if any, to be paid to Dal-Tile stockholders who perfect their appraisal rights;

    . whether prior to and in connection with the merger Dal-Tile (or certain parties related to Dal-Tile) redeems or acquires Dal-Tile stock or makes distributions to the Dal-Tile stockholders; and

    . whether there will be any repurchases by Mohawk (or certain parties related to Mohawk) of the Mohawk common stock to be issued in the merger.

Accordingly, it is not possible to state with certainty the minimum trading price of the Mohawk common stock at which the value of the Mohawk common stock to be received in the merger will be equal to at least 40% of the value of the combined merger consideration as of the completion of the merger. Assuming that the $11.00 per share cash consideration is the only non-Mohawk common stock consideration received or to be received by the Dal-Tile stockholders in the merger, and assuming further that there are no stockholders exercising appraisal rights, no cash to be paid in lieu of fractional share interests, no distributions or redemptions made by Dal-Tile (or certain parties related to Dal-Tile) in connection with the merger, and no repurchases or acquisitions by Mohawk (or certain parties related to Mohawk) of the Mohawk common stock to be issued in the merger, then the minimum trading price of the Mohawk common stock at which the value of the Mohawk common stock to be received in the merger will be equal to at least 40% of the value of the combined merger consideration is approximately $27.00 per share.

   There can be no assurance that the conditions will occur that are necessary for the merger to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger does not qualify as a Section 368(a) reorganization, the issuance of Mohawk common stock to the Dal-Tile stockholders will be a taxable event for the Dal-Tile stockholders.

The executive officers and directors of Dal-Tile will receive certain benefits in the merger which other stockholders will not receive.

   The directors and executive officers of Dal-Tile have interests in the merger that are different from yours. These benefits include:

    . options to purchase Dal-Tile common stock, including any stock option held by any executive officer or director of Dal-Tile, will become fully exercisable and will be cashed-out in part (either upon completion of the merger or upon exercise) and converted in part into options to acquire Mohawk common stock;

    . a number of Dal-Tile employees, including executive officers, have agreements with Dal-Tile that provide for severance payments (and continued insurance coverage) that may be triggered upon termination of their employment after completion of the merger; and

    . directors and executive officers of Dal-Tile have customary rights to indemnification against specified liabilities, and Mohawk has agreed to maintain directors' and officers' liability insurance for them and has released them from certain liabilities under the merger agreement.

See "The Merger--Interests of Certain Persons in the Merger" on page 52 and "The Merger--Effect of the Merger on Dal-Tile Options" on page 46.

The failure to integrate successfully Mohawk and Dal-Tile by managing the challenges of that integration may result in the combined company not achieving the anticipated potential benefits of the merger.

   Mohawk and Dal-Tile will face challenges in consolidating functions, integrating their organizations, procedures, operations and product lines in a timely and efficient manner, and retaining key personnel. The integration of Mohawk and Dal-Tile will be complex and will require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, level of expenses and operating results of the combined company.

The combined company's debt level may limit its financial flexibility.

   As of September 29, 2001, Mohawk had approximately $457.8 million of total debt and a total debt to total capital ratio of 34.1%. After giving effect to the acquisition of Dal-Tile, including Mohawk's intended financing of the cash portion of the merger consideration, cash payments to be made to holders of outstanding Dal-Tile options, Mohawk's repayment of Dal-Tile's existing indebtedness and direct costs associated with the acquisition as of September 29, 2001, the combined company would have had approximately $1.4 billion of total debt and a total debt to total capital ratio of 46.8% on a pro forma basis. The combined company may also incur additional debt in the future, including in connection with other acquisitions. The level of the combined company's debt could have several important effects on the combined company's future operations, including, among others:

    . an increased portion of the combined company's cash flow from operations will be dedicated to the payment of principal and interest on the debt and will not be available for other purposes;

    . covenants in Mohawk's existing debt arrangements and anticipated covenants related to the debt that Mohawk intends to incur in connection with the merger will require the combined company to meet financial tests that may affect the combined company's flexibility in planning for and reacting to changes in its business, including possible acquisition opportunities;

    . the combined company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

    . the combined company may be at a competitive disadvantage to similar companies that have less debt; and

    . the combined company's vulnerability to adverse economic and industry conditions may increase.

If the merger does not occur, the companies will not benefit from the expenses they have incurred in the pursuit of the merger.

   The merger may not be completed. If the merger is not completed, Mohawk and Dal-Tile will have incurred substantial expenses for which no ultimate benefit will have been received by either Mohawk or Dal-Tile. Additionally, if the merger agreement is terminated under specified circumstances, Dal-Tile will be required to pay Mohawk a $45 million termination fee. See "The Merger Agreement--Fees and Expenses."

                             THE SPECIAL MEETINGS

General

   This joint proxy statement-prospectus is being furnished in connection with the solicitation of proxies by each of the boards of directors of Mohawk and Dal-Tile in connection with the proposed merger.

   This joint proxy statement-prospectus is first being furnished to
stockholders of Mohawk and Dal-Tile on or about    , 2002

Date, Time and Place of the Special Meetings

   The special meetings are scheduled to be held as follows:

For Mohawk stockholders:  For Dal-Tile stockholders:

Purpose of the Special Meetings

   Mohawk. The Mohawk special meeting is being held for Mohawk stockholders to consider and vote upon the approval of the issuance of Mohawk shares in the merger, pursuant to which Dal-Tile will merge into a wholly owned subsidiary of Mohawk as contemplated by the merger agreement between Mohawk, Maverick Merger Sub, Inc. and Dal-Tile. At the Mohawk special meeting, Mohawk stockholders may also consider and transact any other business that properly is presented at the Mohawk special meeting or any adjournment or postponement of the Mohawk special meeting, including, if submitted to a vote of the stockholders, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies.

   Dal-Tile. The Dal-Tile special meeting is being held for Dal-Tile stockholders to consider and vote upon the approval of the adoption of the merger agreement. At the Dal-Tile special meeting, Dal-Tile stockholders may also consider and transact any other business that properly is presented at the Dal-Tile special meeting or any adjournment or postponement of the Dal-Tile special meeting, including, if submitted to a vote of the stockholders, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies.

Stockholder Record Date for the Special Meetings

   Mohawk. Mohawk's board of directors has fixed the close of business on     ,
2002 as the record date for determination of Mohawk stockholders entitled to notice of and to vote at the special meeting. On the record date, there were
 shares of Mohawk common stock outstanding, held by approximately     holders
of record.

   Dal-Tile. Dal-Tile's board of directors has fixed the close of business on , 2002 as the record date for determination of Dal-Tile stockholders entitled to notice of and to vote at the special meeting. On the record date, there were shares of Dal-Tile common stock outstanding, held by approximately holders of record.

Vote Required

   Mohawk. A majority of the outstanding shares of Mohawk common stock must be represented, either in person or by proxy, to constitute a quorum at the Mohawk special meeting. The affirmative vote of the holders of a majority of the shares of Mohawk common stock present at the Mohawk special meeting is required to approve the issuance of Mohawk shares in the merger.

   As of the record date, Mohawk directors and executive officers and their affiliates owned approximately % of the outstanding shares of Mohawk common stock.

   Dal-Tile. A majority of the outstanding shares of Dal-Tile common stock must be represented either in person or by proxy, to constitute a quorum at the Dal-Tile special meeting. The affirmative vote of the holders of a majority of Dal-Tile shares issued and outstanding is required to adopt the merger agreement.

   As of the record date, Dal-Tile directors and executive officers and their affiliates owned approximately % of the outstanding shares of Dal-Tile common stock.

Proxies

   All shares of Mohawk common stock represented by properly executed proxies or voting instructions received before or at the Mohawk special meeting and all shares of Dal-Tile common stock represented by properly executed proxies or voting instructions received before or at the Dal-Tile special meeting will, unless the proxies or voting instructions are revoked, be voted in accordance with the instructions indicated on those proxies or voting instructions. If no instructions are indicated on a properly executed proxy card or voting instruction, the shares will be voted FOR approval of the issuance of Mohawk shares in the merger or adoption of the merger agreement and to approve those other matters that may properly come before each of the special meetings at the discretion of the person named in the proxy. You are urged to mark the box on the proxy card to indicate how to vote your shares.

   If a Mohawk stockholder returns a properly executed proxy card or voting instruction and the stockholder has abstained from voting on the issuance of Mohawk shares in the merger, the Mohawk common stock represented by the proxy or voting instruction will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of the issuance of Mohawk shares in the merger. If a Dal-Tile stockholder returns a properly executed proxy card or voting instruction and the stockholder has abstained from voting on adoption of the merger agreement, the Dal-Tile common stock represented by the proxy or voting instruction will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of the adoption of the merger agreement.

   If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. For the Mohawk special meeting, if an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on whether to approve the issuance of Mohawk shares in the merger, the shares will be considered present for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of the issuance of Mohawk shares in the merger. For the Dal-Tile special meeting, if an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on adoption of the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

   Since the issuance of Mohawk shares in the merger requires the approval of at least a majority of the shares of Mohawk common stock present at the Mohawk special meeting, abstentions and broker non-votes will have the same effect as a vote against the issuance of Mohawk shares in the merger. Because adoption of the merger agreement by Dal-Tile requires the affirmative vote of at least a majority of the shares of Dal-Tile common stock outstanding on the record date, abstentions, failures to vote and broker non-votes by Dal-Tile stockholders will have the same effect as votes against adoption of the merger agreement.

   The Mohawk special meeting or the Dal-Tile special meeting may be adjourned or postponed in order to permit further solicitation of proxies. No proxy voted against the proposal to adopt the merger agreement or against the issuance of Mohawk shares in the merger will be voted on any proposal to adjourn or postpone the special meeting that is submitted to the stockholders for a vote. Neither Mohawk nor Dal-Tile expects that any matter other than approval of the issuance of Mohawk shares in the merger or adoption of the merger agreement will be brought before its special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld on the proxy card.

   A stockholder may revoke his or her proxy at any time before it is voted by:

    . notifying in writing the Corporate Secretary of Mohawk Industries, Inc. at 160 S. Industrial Boulevard, Calhoun, Georgia 30703, if you are a Mohawk stockholder, or the Secretary of Dal-Tile International Inc. at 7834 Hawn Freeway, Dallas, Texas 75217, if you are a Dal-Tile stockholder;

    .  granting a subsequently dated proxy; or

    . appearing in person and voting at the special meeting if you are a holder of record.

Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

Voting Electronically or by Telephone

   Because Delaware, the state in which both Mohawk and Dal-Tile are incorporated, permits electronic submission of proxies through the Internet or by telephone, instead of submitting proxies by mail on the enclosed proxy card or voting instructions, many stockholders will have the option to submit their proxies or voting instructions electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in your company's stock records in your name or in the name of a brokerage firm or bank. Stockholders should check their proxy card or voting instructions forwarded by their broker, bank or other holder of record to see which options are available.

   The Internet and telephone procedures described below for submitting your proxy or voting instructions are designed to authenticate stockholders' identities, to allow stockholders to have their shares voted and to confirm that their instructions have been properly recorded. Dal-Tile and Mohawk have been advised by their respective counsel that the procedures that have been put in place are consistent with the requirements of Delaware law. Stockholders submitting proxies or voting instructions via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that would be borne by the stockholder.

   Mohawk holders of record may submit their proxies:

    .  through the Internet by visiting a website established for that purpose
       at     and following the instructions; or

    .  by telephone by calling the toll-free number      in the United States,
       Canada or Puerto Rico on a touch-tone phone and following the recorded instructions.

   Dal-Tile holders of record may submit their proxies:

    .  through the Internet by visiting a website established for that purpose
       at      and following the instructions; or

    .  by telephone by calling the toll-free number      in the United States,
       Canada or Puerto Rico on a touch tone phone and following the recorded instructions.

Solicitation of Proxies

   Mohawk and Dal-Tile will equally share the expenses incurred in connection with the printing and mailing of this joint proxy statement-prospectus. Mohawk and Dal-Tile have each retained Georgeson Shareholder

Communications, Inc., each for a fee of $ , to assist in the solicitation of proxies. Mohawk, Dal-Tile and Georgeson will also request banks, brokers and other intermediaries holding shares of Mohawk or Dal-Tile common stock beneficially owned by others to send this joint proxy statement-prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Mohawk and Dal-Tile. No additional compensation will be paid to directors, officers or employees for such solicitation.

   You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the merger.

                                  THE MERGER

   The following information describes material aspects of the merger. This description does not provide a complete description of all the terms and conditions of the merger agreement. It is qualified in its entirety by the Annexes hereto, including the text of the merger agreement, which is attached as Annex A to this joint proxy statement-prospectus. The merger agreement is incorporated herein by reference. You are urged to read the Annexes in their entirety.

General

   The merger agreement provides for the acquisition of Dal-Tile by Mohawk pursuant to the merger of Dal-Tile with and into Maverick Merger Sub, Inc., a newly formed, wholly owned subsidiary of Mohawk created for the purpose of the merger, with Merger Sub as the surviving corporation in the Merger. If it is determined prior to the completion of the merger that the value of the Mohawk common stock to be received by Dal-Tile stockholders in the merger is less than 40% of the value of the combined merger consideration, Dal-Tile has the option to close the merger as a taxable reverse merger. If Dal-Tile elects to close the merger as a taxable reverse merger, then Merger Sub will merge with and into Dal-Tile, with Dal-Tile surviving the merger and becoming a wholly owned subsidiary of Mohawk. For a discussion of the tax consequences of the merger to Dal-Tile stockholders, see "--Material Federal Income Tax Consequences of the Merger" below.

What Dal-Tile Stockholders Will Receive in the Merger

   Regardless of the structure of the merger, when we complete the merger, each outstanding share of Dal-Tile common stock (other than shares held by Mohawk or Dal-Tile or their respective subsidiaries and shares held by Dal-Tile stockholders who perfect their statutory appraisal rights) will be converted into and exchanged for the right to receive a cash payment of $11.00 (less any required withholding of taxes) and a fraction of a share of Mohawk common stock determined based on the average closing price of Mohawk common stock for the twenty consecutive full trading days ending three full trading days prior to the closing of the merger. Dal-Tile stockholders who perfect their appraisal rights will be entitled to receive from Merger Sub, as the surviving corporation in the merger, the value of their shares in cash as determined pursuant to Section 262 of the Delaware General Corporation Law. See "--Appraisal Rights."

   The fraction of a share of Mohawk common stock will be determined based on the "average closing price," which is the average of the daily closing prices for Mohawk common stock on the New York Stock Exchange during the twenty consecutive full trading days ending on the trading day three full trading days prior to the closing date of the merger. Specifically, for each share of Dal-Tile common stock held at the effective time, Dal-Tile stockholders will be entitled to receive the cash payment of $11.00 and:

    . .2213 of a share of Mohawk common stock, if the average closing price is greater than $54.67 per share;

    . that fraction of a share of Mohawk common stock equal to the quotient obtained by dividing $12.10 by the average closing price, if the average closing price is greater than $50.12 per share but less than or equal to $54.67 per share;

    . .2414 of a share of Mohawk common stock, if the average closing price is equal to or greater than $41.00 per share but less than or equal to $50.12 per share;

    . that fraction of a share of Mohawk common stock equal to the quotient obtained by dividing $9.90 by the average closing price, if the average closing price is greater than or equal to $36.45 per share but less than $41.00 per share; and

    . .2716 of a share of Mohawk common stock, if the average closing price is less than $36.45 per share.

   We refer to the $11.00 cash payment as the "cash payment" and the conversion rate used at the time of the completion of the merger as the "exchange ratio." Based on an average closing price of $ for the twenty consecutive full trading
days ending on     , 2002, the exchange ratio would have been   for each share
of Dal-Tile common stock.

   Mohawk will not issue any fractional shares of common stock in the merger. Rather, Mohawk will pay cash for any fractional share any Dal-Tile stockholder otherwise would have received in the merger. The cash paid in lieu of fractional shares will be in an amount equal to the fraction multiplied by the average closing price.

   If Mohawk effects a stock split, stock dividend, or similar recapitalization with respect to Mohawk common stock and the record date, in the case of a stock dividend, or the effective date, in the case of a stock split or similar recapitalization for which a record date is not established, is prior to the completion of the merger, the exchange ratio and the average closing price will be adjusted appropriately.

   If, prior to the completion of the merger, Mohawk consummates a merger, consolidation, share exchange or other reorganization, or any other transaction with another person pursuant to which the holders of Mohawk common stock receive or become entitled to receive securities, cash or other assets or any combination thereof, at the completion of the merger the holders of Dal-Tile common stock will be entitled to receive the cash payment plus securities, cash or other assets received by holders of Mohawk common stock in such transaction adjusted to give effect to the exchange ratio as if the merger had occurred immediately prior to the other transaction.

Background of the Merger

   In December 1999, David L. Kolb, chairman and then chief executive officer of Mohawk, John D. Swift, chief financial officer of Mohawk, Jacques R. Sardas, chairman, president and chief executive officer of Dal-Tile, and W. Christopher Wellborn, chief financial officer of Dal-Tile, attended an investment banking conference in New York, New York. At the conference, Mohawk and Dal-Tile each gave presentations about their companies and their respective markets in the floorcovering industry to potential equity investors. Following the presentations, the parties introduced themselves and expressed mutual interest in learning more about their respective companies. At that time, the parties made no plans for additional meetings or discussions.

   On December 1, 2000, Mr. Jeffrey S. Lorberbaum, president and current chief executive officer of Mohawk, Mr. Swift, Mr. Kolb, Mr. Wellborn and Mr. Sardas met at the Dallas-Fort Worth International Airport to discuss general business matters, including potential marketing and sales synergies that could be achieved by a business combination or another strategic relationship between Mohawk and Dal-Tile. At this meeting, the participants made no plans for additional meetings or discussions.

   On August 15, 2001, Mr. Swift contacted Mr. Wellborn and suggested that they meet in Dallas, Texas to discuss the benefits of a potential business combination. After consultation with Mr. Sardas, Mr. Wellborn arranged to meet Mr. Swift in Dallas on September 5, 2001. Following their discussions they agreed to recommend a follow-up meeting. The parties subsequently scheduled a meeting for September 12, 2001, between Mr. Sardas, Mr. Wellborn, Mr. Lorberbaum and Mr. Swift in Atlanta, Georgia.

   Mohawk and Dal-Tile executed a confidentiality agreement on September 11, 2001. In the aftermath of the September 11 attacks, the companies postponed their meeting scheduled for September 12, 2001 to October 29 and 30, 2001.

   On September 17, 2001, at a telephonic meeting of the Dal-Tile board of directors at which all the directors were present, Mr. Sardas informed the Dal-Tile board of the discussions with Mohawk regarding a potential business combination and the confidentiality agreement entered into by the parties. At the meeting the Dal-Tile board authorized the executive officers of Dal-Tile to continue discussions with Mohawk regarding a potential business combination and to consult with a financial advisor on an as-needed basis.

   On October 18, 2001, the regular quarterly meeting of the Mohawk board of directors was held at the offices of Mohawk in Calhoun, Georgia. All members of the board of directors were present. During that meeting, Mr. Lorberbaum reviewed the previous contacts with Dal-Tile and advised that a meeting among Mr. Lorberbaum, Mr. Swift, Mr. Sardas and Mr. Wellborn, originally scheduled for September 12, 2001, had been rescheduled for October 29 and 30, 2001. Mr. Lorberbaum and Mr. Swift discussed with the board information about Dal-Tile's business and financial position. The potential business synergies, possible cost savings and possible areas of integration presented by a possible combination of the two companies were thoroughly discussed by the board and management. The Dal-Tile management structure and change of control costs were also reviewed. Mr. Lorberbaum, Mr. Swift and the board discussed a proposal to acquire Dal-Tile for consideration comprised of 50% Mohawk common stock and 50% cash at various price levels for the Dal-Tile common stock. After a thorough discussion, the board authorized management to continue discussions with Dal-Tile management. Mohawk's legal counsel from Alston & Bird LLP reviewed with the board the legal obligations and duties for the directors during the ongoing discussions.

   On October 26, Mr. Lorberbaum and Mr. Swift held separate telephonic conversations with a majority of the members of the Mohawk board, in which they discussed specific terms of a proposal for the acquisition of Dal-Tile for consideration equal to $21.00 per share of Dal-Tile common stock to be comprised of 50% Mohawk common stock and 50% cash.

   Mr. Sardas, Mr. Wellborn, Mr. Lorberbaum and Mr. Swift met in Atlanta for dinner on October 29 and again on the morning of October 30, 2001. The parties initially discussed the operating styles of their respective companies and whether or not they would be compatible in a business combination. They also discussed the potential for the combined company to extend each company's sales into new geographic markets and the possibility of expanding the sales of Dal-Tile's products through Mohawk's distribution networks. As part of these initial discussions, Mr. Lorberbaum proposed the acquisition of Dal-Tile by Mohawk in a merger for consideration equal to $21.00 per share of Dal-Tile common stock to be comprised of 50% Mohawk common stock and 50% cash. After negotiations, the parties agreed to present to their respective boards a proposal for the merger of Dal-Tile with Mohawk for consideration equal to $22.00 per share of Dal-Tile common stock to be comprised of 50% Mohawk common stock and 50% cash. Mr. Lorberbaum also proposed that the stock component of the merger consideration be valued at $45.56 per share of Mohawk common stock, the closing price of Mohawk common stock on October 29, 2001. No agreement was reached on this proposal and the parties deferred further discussions pending presentations to their respective boards and financial advisors. The parties agreed to a tentative negotiation schedule, assuming both companies decided to proceed with negotiations, with a proposed signing of a definitive merger agreement and announcement of a merger prior to the Thanksgiving holiday.

   On November 1, 2001, the Dal-Tile board held a telephonic meeting in which all of the directors participated at which Mr. Sardas and Mr. Wellborn recounted the discussions with Mohawk. Dal-Tile's legal counsel, Vinson & Elkins L.L.P., discussed the legal obligations of the directors and other legal considerations in connection with the proposed merger and the negotiation of the merger agreement, including the ability to respond to unsolicited offers. Also at this meeting, representatives of Credit Suisse First Boston, Dal-Tile's financial advisor, reviewed with the board Mohawk's business and financial position relative to Dal-Tile's, and representatives of Vinson & Elkins L.L.P. and Credit Suisse First Boston discussed with the board alternative structures for the potential merger. The participants at the meeting also discussed the schedule for completing the merger agreement, due diligence reviews and holding a board meeting to review the merger agreement and receive an opinion from Credit Suisse First Boston regarding the fairness, from a financial point of view, of the merger consideration to be received by Dal-Tile stockholders in the proposed merger. During the telephonic meeting, the Dal-Tile board authorized the senior management to proceed with the negotiation of the terms of a merger and a definitive merger agreement with Mohawk for consideration by the board.

   Following authorization from their respective boards of directors to proceed with the negotiation of the potential merger, the management of both companies arranged for mutual due diligence reviews. On November 5 through November 7, 2001, legal counsel to Mohawk traveled to Dallas to review Dal-Tile's corporate records and other information. On November 8 and 9, 2001, Dal-Tile's legal counsel traveled to Atlanta and Calhoun, Georgia to conduct a similar review of Mohawk. On November 6 and 7, 2001, accounting and tax advisors to Dal-Tile traveled to Atlanta and Calhoun to read selected portions of Mohawk's independent auditor's working papers. Also on November 7 and 8, 2001, Mohawk's accounting and tax advisors traveled to Dallas to read selected portions of Dal-Tile's independent auditor's working papers. On November 6, 2001, Mohawk retained Mexican legal counsel to begin a due diligence review of Dal-Tile's Mexican subsidiary and its Mexican joint venture. Mohawk's Mexican legal counsel conducted due diligence at Dal-Tile's Mexico operations on November 13, 14 and 15, 2001.

   Mohawk submitted a draft merger agreement to Dal-Tile on November 6, 2001. In a series of telephone conversations between Mr. Swift and Mr. Wellborn on November 6 and 7, 2001, Mohawk proposed that Dal-Tile stockholders would receive $11 in cash and .2414 of a share of Mohawk common stock ($11 in value based on the October 29 closing price of $45.56) for each share of Dal-Tile common stock and that the parties would have the right to terminate the agreement if the average closing price of Mohawk common stock was above $53.00 or below $38.00 for a twenty trading day period ending shortly prior to the closing.

   On November 7, 2001, the Mohawk board of directors held a special telephonic meeting with all directors attending. Mr. Lorberbaum discussed the progress of discussions with Dal-Tile, reviewed the preliminary results of Mohawk's due diligence review and explained the price structure and other terms for a merger proposed by Mohawk. The board discussed a proposal for merger consideration equal to $22.00 per share of Dal-Tile common stock to be comprised of 50% Mohawk common stock valued at $45.56 per share and 50% cash. Under this proposal, the Dal-Tile stockholders would receive $11 in cash and .2414 of a share of Mohawk common stock for each share of Dal-Tile common stock and the parties would have a right to terminate the agreement if the average closing price of Mohawk common stock was above $53.00 or below $38.00 for a 20 trading day period ending prior to the closing. Other terms of the proposal included the right by Dal-Tile to designate two persons to serve on the Mohawk board, an option for Mohawk to acquire 19.9% of the Dal-Tile common stock, voting agreements and options to support the merger from Dal-Tile senior management and board members, a termination fee of $50 million and the conversion of existing options to acquire Dal-Tile common stock into cash and Mohawk stock options equal to the merger consideration. The board discussed the initial dilution of Mohawk earnings per share and the opportunities for accretion through potential synergies. The board and Mr. Swift discussed sources of financing for the cash portion of the merger consideration, including Mohawk's current debt facilities, a potential privately placed bridge loan and public debt. The board discussed Dal-Tile management and a plan for integration of the businesses. The board authorized the management to proceed with negotiations. A schedule for negotiating the merger agreement and financing was discussed, and the board tentatively scheduled a board meeting for November 26, 2001 to review and consider the merger and the merger agreement.

   On November 8, 2001, Mohawk and Dal-Tile held a telephone conference with their respective legal counsel and financial advisors to address Mohawk's proposal and Dal-Tile's primary issues. Dal-Tile proposed to Mohawk a fixed exchange ratio for the stock component of the merger consideration of .2414 of a share of Mohawk common stock if the Mohawk average closing price was between $41.00 and $50.12, and outside of that range a ratio that adjusted so that Dal-Tile stockholders would receive a fraction of a share of Mohawk common stock having a value equal to $9.90 if the average closing price was below $41.00 and equal to $12.10 if the average closing price was above $50.12. Additionally, Dal-Tile proposed a termination fee of $30 million and that voting agreements to support the merger be obtained from Dal-Tile senior management and board members and from entities controlled by the Lorberbaum family, the largest stockholders in Mohawk. Dal-Tile also indicated that it was not willing to grant Mohawk options to acquire any of its common stock or to require as a part of the transaction that any of its management team grant Mohawk any rights to acquire shares or options held by such executives or enter into similar arrangements regarding their equity interests in Dal-Tile. Mohawk responded by suggesting a termination fee of $60 million. Dal-Tile also proposed that one-half of Dal-Tile stock options be cashed out for two times $11 less their respective exercise prices, allocated pro-rata among grants of options having different exercise prices and that the remaining one-half be converted into options exercisable solely for Mohawk common stock at a conversion rate equal to two times the exchange ratio. Finally, Dal-Tile indicated that it was unwilling to reimburse Mohawk for Mohawk's expenses in the event that Dal-Tile's stockholders failed to approve the proposed merger. After discussion of Dal-Tile's proposals, the parties held internal discussions.

   In a series of telephone calls on November 8 and 9, 2001, representatives of Mohawk and Dal-Tile and their respective legal and financial advisors attempted to resolve the primary outstanding issues in anticipation of the plant visits and management presentations that were scheduled to begin on Sunday, November 11.

   On November 9, 2001, representatives of Mohawk and Dal-Tile agreed to Dal-Tile's proposal of a floating exchange ratio outside a range of average closing prices of Mohawk common stock from $41.00 to $50.12 per share, but with the exchange ratio becoming fixed again at .2213 of a share of Mohawk common stock if the average closing price of Mohawk common stock is greater than $54.67 per share and at .2716 of a share of Mohawk common stock if the average closing price of Mohawk common stock is less than $36.45 per share. Although the parties did not reach agreement with respect to voting agreements, rights of termination under various circumstances and the amount of the termination fee, it was decided that sufficient progress had been made to justify proceeding with the plant visits and management presentations as scheduled on November 11, 2001.

   On November 9, 2001, the Dal-Tile board held a telephonic meeting to receive an update from Dal-Tile senior management and its legal and financial advisors on the status of the merger agreement negotiations. All of the Dal-Tile directors except Mr. Danforth participated in the meeting. Dal-Tile's legal counsel reviewed with the board the results of its due diligence. Also at this meeting, Dal-Tile's financial advisor reviewed with the board the structure of the stock components of the merger consideration that Dal-Tile had proposed to Mohawk.

   From November 11 through November 13, 2001, senior management of Mohawk and Dal-Tile, together with representatives of Credit Suisse First Boston and Wachovia Securities, traveled together to inspect their respective manufacturing facilities in Texas, Mexico and Georgia and discuss the respective companies' operations. At the direction of Dal-Tile, Dal-Tile's financial advisor met with the Mohawk's senior management in Calhoun, Georgia to obtain additional information about Mohawk's business and financial position.

   In a series of conference calls between November 9 and November 15, 2001, the senior management, legal counsel and financial advisors of both companies continued negotiations of the terms of the merger agreement, the voting agreements and other ancillary documents.

   On November 15, 2001, Dal-Tile's board held a telephonic board meeting at which all directors were present to receive an update on the progress of the negotiations with Mohawk. The Dal-Tile senior management reported that the parties agreed upon a $45 million termination fee. Dal-Tile senior management also reported that it received a copy of the draft commitment letter Mohawk received from First Union Investors, Inc. and SunTrust Bank and informed the board of directors that senior management was working with Mohawk to strengthen the terms of the commitment letter. Dal-Tile board members indicated to senior management that they wished to see a strong commitment from Mohawk's lenders prior to proceeding with the transaction. At the conclusion of the meeting, the Dal-Tile board agreed to meet in Dallas on November 17, 2001, in order to entertain a full presentation of the terms of the proposed transaction by Dal-Tile's senior management, its legal counsel, financial advisor and accountants. Because Dal-Tile and Mohawk anticipated that the merger agreement would be ready for execution on November 19, 2001, the Dal-Tile board tentatively agreed that it would schedule a telephonic board meeting for November 19, 2001 to review and vote to approve the merger and the merger agreement.

   On November 17, 2001, the Dal-Tile board held a special meeting at Dallas-Fort Worth International Airport in Texas at which all directors were present and it discussed in detail with its senior management, legal counsel and financial advisor the terms of the proposed merger agreement and related documents and with its accounting and tax advisors, the results of their procedures. Subsequently, representatives of Credit Suisse First Boston reviewed with the board its financial analysis of the proposed merger consideration. Dal-Tile's legal counsel advised the board of its fiduciary duties and obligations in considering the proposed transaction, updated the board with respect to the remaining issues to be resolved in connection with the merger agreement and described proposed resolutions that it recommended to the Dal-Tile board.

   A special telephonic meeting of the board of directors of Mohawk was held at 3:00 p.m. Eastern Standard Time on November 19, 2001. All directors were present. The meeting began with an explanation by a representative of Alston & Bird LLP of the fiduciary duties of directors relating to the approval of a transaction such as the acquisition of Dal-Tile to be considered at the meeting. Mr. Lorberbaum and Mr. Swift then outlined the proposed acquisition, including the structure of the merger consideration, and the strategic opportunities it would present to Mohawk. They reviewed and explained the principal terms of the proposed transaction, its financial impact on Mohawk and the terms of commitments for financing the transaction obtained from First Union Investors, Inc., Goldman Sachs Credit Partners, L.P. and SunTrust Bank. The terms of the proposed merger agreement were reviewed and discussed. At this meeting, Wachovia Securities delivered to the board its oral opinion, subsequently confirmed in writing, dated November 19, 2001, to the effect that the merger consideration to be paid and stock option and cash payments to be made to holders of Dal-Tile stock options by Mohawk was fair, from a financial point of view, to Mohawk. After further deliberation and discussion, the board unanimously approved the merger and related transactions and agreements and instructed the management of Mohawk and legal counsel to finalize and execute the merger agreement and related agreements on behalf of Mohawk. The board also unanimously voted to recommend that the Mohawk stockholders approve the issuance of Mohawk shares in the merger. In addition, the board unanimously approved the financing for the transaction and authorized Mohawk to enter into, borrow under and perform all obligations under the financing documents.

   On November 19, 2001, beginning at 4:30 p.m. Central Standard Time, the Dal-Tile board held a telephonic meeting at which all directors were present and during which management and legal counsel updated the board regarding the resolution of the remaining issues with respect to the merger agreement. Also at this meeting, Credit Suisse First Boston rendered to the board an oral opinion which opinion was confirmed by delivery of a written opinion, dated November 19, 2001, to the effect that, as of the date of the opinion and based upon and subject to the matters described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Dal-Tile common stock. After further deliberation and discussion, the board unanimously approved the merger agreement and related transactions and instructed Dal-Tile's senior management to finalize and execute the merger agreement and related agreements on behalf of Dal-Tile. Additionally, the board unanimously voted to recommend that the Dal-Tile common stockholders adopt the merger agreement with Mohawk.

   Subsequent to the Mohawk and Dal-Tile telephonic board meetings, on the evening of November 19, 2001, Mohawk and Dal-Tile executed the merger agreement and the various related agreements. The transaction was announced prior to the commencement of trading on November 20, 2001.

Recommendation of the Mohawk Board and Reasons for the Merger

   Mohawk's board of directors voted unanimously to approve and adopt the merger agreement and determined that the merger agreement and the merger are advisable, fair to and in the best interest of Mohawk and its stockholders. ACCORDINGLY, THE MOHAWK BOARD OF DIRECTORS RECOMMENDS THAT MOHAWK STOCKHOLDERS VOTE TO APPROVE THE ISSUANCE OF MOHAWK SHARES IN THE MERGER.

   In reaching its decision to recommend the issuance of shares in the merger, Mohawk's board concluded that combining Dal-Tile's ceramic tile business with Mohawk's existing carpet and rug business provides a unique opportunity to help Mohawk achieve its strategic goal of becoming one of the world's leading floorcovering manufacturers and distributors. The Mohawk board believes that because of this, the merger provides an opportunity for achieving enhanced financial performance and increasing stockholder value.

   In concluding that the merger of Mohawk and Dal-Tile is in the best interest of Mohawk and its stockholders, the Mohawk board consulted with senior members of Mohawk management regarding the strategic and operational aspects of the merger and the results of due diligence efforts undertaken by management. In addition, the Mohawk board consulted with Wachovia Securities about the fairness to Mohawk, from a financial point of view, of the merger consideration to be paid together with the stock option and cash payments to be made to holders of outstanding Dal-Tile options by Mohawk in the merger. The board of directors also consulted with Alston & Bird LLP, legal counsel to Mohawk, regarding the duties of the members of the board of directors, legal due diligence matters and the terms of the merger agreement and related agreements. In concluding that the merger and the issuance of shares is in the best interest of Mohawk and fair to Mohawk and its stockholders, the Mohawk board considered, among other things, the following factors that supported its decision to approve the merger and recommend that Mohawk stockholders vote to approve the issuance of Mohawk shares in the merger:

    . the ability to combine Mohawk's current efforts in the hard-flooring business with Dal-Tile's larger, more established ceramic tile business;

    . the opportunity to use Mohawk and Dal-Tile's existing customer relationships to increase sales of both carpets and hard floorcoverings;

    . the opportunity to further develop Mohawk's various brands and increase sales by distributing its products through Dal-Tile's distribution network;

    . the potential to reduce overhead and other costs by adding Dal-Tile's distribution network to Mohawk's logistical and distribution system;

    . the potential to reduce manufacturing costs and increase quality by identifying manufacturing best practices from Dal-Tile's operations and applying them to Mohawk's manufacturing operations and vice-versa;

    . the potential to reduce general administrative, overhead and other miscellaneous costs by spreading fixed costs over a larger business;

    . reports from management and counsel regarding the results of their due diligence investigation of Dal-Tile;

    . the terms of the merger agreement and the structure of the merger, including the conditions of each party's obligations to complete the merger;

    . the merger agreement's prohibition against Dal-Tile soliciting another acquisition, and the agreement by Dal-Tile to pay Mohawk a termination fee of $45 million under circumstances in which Dal-Tile enters into an acquisition agreement or closes an acquisition with another party within twelve months of the termination of the merger agreement or the Dal-Tile board of directors changes or withdraws its recommendation that the Dal-Tile stockholders vote in favor of the merger;

    . the ability of Mohawk and Dal-Tile to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations to attempt to obtain those approvals; and

    . Wachovia Securities' financial analyses and presentation to the board, and the opinion of Wachovia Securities to the board, dated November 19, 2001, as to the fairness to Mohawk, from a financial point of view, of the merger consideration to be paid together with the stock option and cash payments to be made to holders of outstanding Dal-Tile options by Mohawk in the merger.

   The Mohawk board also considered the potential adverse consequences of other factors on the proposed merger, including:

    . the increased level of indebtedness that Mohawk would have to incur in order to finance the merger and repay Dal-Tile's existing indebtedness;

    .  the risk that benefits sought in the merger would not be obtained;

    .  the risk that the merger would not be completed;

    . the effect of the public announcement of the merger on Mohawk's customer relations, operating results and ability to retain employees, and the trading price of Mohawk common stock;

    . the substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies; and

    . other risks described in this joint proxy statement-prospectus under "Risk Factors."

In the judgment of the Mohawk board of directors, the potential benefits of the merger substantially outweighed the risks inherent in the merger.

   The foregoing discussion of factors considered by the Mohawk board is not exhaustive, but Mohawk believes it includes the material factors considered by the Mohawk board. The Mohawk board did not quantify or otherwise attempt to assign relative weights to the specific factors the Mohawk board considered in reaching its determination to recommend the issuance of Mohawk shares in the merger. Rather, the Mohawk board viewed its position and recommendation as being based on the total information presented to and considered by the Mohawk board.

Recommendation of the Dal-Tile Board and Reasons for the Merger

   THE DAL-TILE BOARD OF DIRECTORS RECOMMENDS THAT DAL-TILE STOCKHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

   The Dal-Tile board believes that the terms of the merger agreement and the merger are advisable, fair to and in the best interests of Dal-Tile and its stockholders. Accordingly, the members of the Dal-Tile board have unanimously approved the merger agreement and the merger, and the Dal-Tile board recommends that Dal-Tile stockholders approve and adopt the merger agreement and approve the merger. In reaching its determination to recommend the merger agreement, the board considered a number of factors, including the following material factors:

    . The Dal-Tile board considered the value of the consideration to be received by Dal-Tile stockholders in the merger. The board considered the historical market prices and trading information for the common stock of Dal-Tile and Mohawk, the price per share offered by Mohawk, the certainty of value provided by the cash portion of the merger consideration, and the opportunity for Dal-Tile stockholders to participate, as holders of Mohawk common stock, in a larger, more diversified floorcovering company, including participating in the value that may be generated through the combination of the two companies.

    . The Dal-Tile board considered that the per share merger consideration represented a significant premium over the market prices at which Dal-Tile common stock had previously traded, including the fact that the targeted merger consideration of $22.00 represented a 31.3% premium over the closing price on November 19, 2001, the last full trading day before the announcement of the merger.

    . The Dal-Tile board considered information concerning Dal-Tile's financial performance, financial condition, business operations and prospects. The board considered the prospects of continuing to operate Dal-Tile as an independent public company and the possibility that Dal-Tile's future performance might not in the foreseeable future lead to a trading price for Dal-Tile common stock having a higher present value than the merger consideration.

    . The Dal-Tile board considered the terms and conditions of the merger and related agreements, including:

       - the amount and form of consideration to be received by Dal-Tile stockholders;

       -  the voting agreements;

       - the restrictions relating to solicitation of third party proposals and the board's ability to consider and accept an unsolicited superior acquisition proposal;

       - the termination provisions, including that Dal-Tile has no right to terminate the merger agreement if the average trading price of Mohawk common stock decreases to a level at which there is no adjustment to the exchange ratio; and

       - the size, nature and events that would trigger the payment of the $45 million termination fee under the merger agreement, and the impact that the termination fee provision and the provisions limiting Dal-Tile from soliciting or encouraging alternative proposals could have on the likelihood that a third party would make a competing offer to acquire Dal-Tile.

    . The Dal-Tile board considered the financial condition, cash flows and results of operations of Mohawk, on both a historical and prospective basis, and the historical market prices and trading information with respect to Mohawk common stock.

    . The Dal-Tile board considered the consents and approvals required to consummate the merger, including regulatory clearance under the HSR Act and foreign competition laws, and the prospects for receiving those consents and approvals.

    . The Dal-Tile board considered that Dal-Tile stockholders would benefit from the combined company's ability to take advantage of various synergies to increase revenues and cash flow of the combined company.

    . The Dal-Tile board considered the financial presentation of Credit Suisse First Boston to the Dal-Tile board, including its opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Dal-Tile common stock, as described below under the caption "The Merger--Opinion of Dal-Tile's Financial Advisor."

   The Dal-Tile board also considered, among other factors:

    .  the risk that benefits sought in the merger would not be obtained;

    .  the risk that the merger would not be completed;

    . the nature and extent of the interests of Dal-Tile executive management and certain stockholders in the transaction that were different from or in addition to the interests of the stockholders in general;

    . the effect of the public announcement of the merger on Dal-Tile's customer relations, operating results and ability to retain employees, and the trading price of Dal-Tile common stock;

    . the substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies; and

    . other risks described in this joint proxy statement-prospectus under "Risk Factors."

   In the judgment of the Dal-Tile board of directors, the potential benefits of the merger substantially outweighed the risks inherent in the merger.

   In its deliberations with respect to the merger and the merger agreement, the Dal-Tile board consulted with Dal-Tile's management and the financial, legal and accounting advisors to Dal-Tile. The foregoing discussion of factors considered by the Dal-Tile board is not exhaustive, but Dal-Tile believes it includes the material factors considered by the Dal-Tile board. The Dal-Tile board did not quantify or otherwise attempt to assign relative weights to the specific factors the Dal-Tile board considered in reaching its determination to recommend the merger. Rather, the Dal-Tile board viewed its position and recommendation as being based on the total information presented to and considered by the Dal-Tile board.

Opinion of Mohawk's Financial Advisor

   Mohawk retained First Union Securities, Inc., trading under the name Wachovia Securities ("Wachovia Securities"), to act as its financial advisor in connection with the merger. On November 19, 2001, Mohawk's board of directors held a meeting, in which Wachovia Securities participated, to evaluate the proposed merger. At that meeting, Wachovia Securities rendered its oral opinion that, as of that date and based upon and subject to factors and assumptions set forth in its opinion, the merger consideration to be paid together with the stock option and cash payments to be made to holders of outstanding Dal-Tile options by Mohawk pursuant to the merger agreement was fair, from a financial point of view, to Mohawk. This opinion was subsequently confirmed in writing. In determining the value of the merger consideration for purposes of its analysis, Wachovia Securities assumed that each outstanding share of Dal-Tile common stock (other than certain excluded shares specified in the merger agreement) would be converted into the right to receive from Mohawk
(i) a cash payment in the amount of $11.00 (less any required withholding of taxes) and (ii) (A) .2213 of a share of Mohawk common stock if the average closing price is greater than $54.67 per share; or (B) that fraction of a share of Mohawk common stock equal to the quotient obtained by dividing $12.10 by the average closing price, if the average closing price is greater than $50.12 and less than or equal to $54.67; or (C) .2414 of a share of Mohawk common stock, if the average closing price is equal to or greater than $41.00 per share and less than or equal to $50.12 per share; or (D) that fraction of a share of Mohawk common stock equal to the quotient obtained by dividing $9.90 by the average closing price, if the average closing price is less than $41.00 and greater than or equal to $36.45; or (E) .2716 of a share of Mohawk common stock if the average closing price is less than $36.45 per share.

   The full text of Wachovia Securities' opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Wachovia Securities, is attached as Annex D to this joint proxy statement-prospectus and is incorporated in this joint proxy statement-prospectus by reference. Wachovia Securities' opinion is directed to the Mohawk board of directors and addresses only the fairness to Mohawk, from a financial point of view, of the merger consideration to be paid together with the stock option and cash payments to be made to holders of outstanding Dal-Tile options by Mohawk pursuant to the merger agreement. The opinion does not address any other aspect of the merger or any related transaction, nor does it constitute a recommendation to any stockholder as to how to vote on the issuance of shares in the merger or any other matter related thereto. Mohawk stockholders are urged to, and should, read Wachovia Securities' opinion carefully and in its entirety.

   In arriving at its opinion, Wachovia Securities, among other things:

    . reviewed the merger agreement, including the financial terms of the merger;

    . reviewed certain business, financial and other information regarding Mohawk and Dal-Tile that was publicly available;

    . reviewed certain business, financial and other information regarding Mohawk and its prospects that was furnished to Wachovia Securities by, and that Wachovia Securities discussed with, management of Mohawk;

    . reviewed certain business, financial and other information regarding Dal-Tile and its prospects that was furnished to Wachovia Securities by, and that Wachovia Securities discussed with, management of Dal-Tile;

    . reviewed the current and historical market prices of Mohawk common stock and Dal-Tile common stock;

    . compared the publicly available business, financial and other information regarding Mohawk and Dal-Tile with similar information regarding certain other publicly traded companies that Wachovia Securities' deemed to be relevant;

    . compared the proposed financial terms of the merger with the financial terms of certain other business combinations and transactions that Wachovia Securities deemed to be relevant;

    .  developed discounted cash flow models of Mohawk and Dal-Tile;

    . reviewed the potential pro forma impact of the merger on Mohawk's financials;

    . analyzed the premiums paid for certain other business combinations and transactions that Wachovia Securities deemed to be relevant; and

    . considered other information such as financial studies, analyses and investigations, as well as financial, economic and market criteria that Wachovia Securities deemed to be relevant.

   In rendering its opinion, Wachovia Securities assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to, or otherwise reviewed or discussed with, it. With respect to financial forecasts, Wachovia Securities relied on publicly available forecasts and estimates prepared by Wachovia Securities and other investment banking firms and discussed such forecasts and estimates, as well as the assumptions upon which they are based, with management of Mohawk or Dal-Tile, as the case may be. Wachovia Securities assumed that the estimates and judgments expressed by management of Mohawk or Dal-Tile in such discussions had been reasonably formulated and that they were the best available estimates and judgments of management of Mohawk or Dal-Tile at that time regarding such publicly available forecasts and estimates. Wachovia Securities assumes no responsibility for and expressed no view as to any such publicly available forecasts or estimates or the assumptions upon which they were based. In arriving at its opinion, Wachovia Securities did not incorporate any conclusions resulting from its limited inspection of certain Dal-Tile facilities and did not make and was not provided with any evaluations or appraisals of the assets or liabilities of Mohawk or Dal-Tile.

   For purposes of rendering its opinion, Wachovia Securities assumed that the merger will be consummated on the terms described in the merger agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on the merger or other actions contemplated by the merger agreement. Wachovia Securities' opinion was based upon economic, market, financial and other conditions and the information made available to Wachovia Securities as of the date of its opinion. Although developments subsequent to the date of Wachovia Securities' opinion may affect its opinion, Wachovia Securities does not have any obligation to update, revise or reaffirm its opinion.

   Wachovia Securities' opinion does not address the merits of the underlying decision by Mohawk to enter into the merger agreement nor does it address the relative merits of the merger compared with other business strategies that may have been considered by Mohawk's management and/or board of directors. Wachovia Securities did not consider, nor did it express any opinion with respect to, the prices at which Mohawk common stock or Dal-Tile common stock will trade following the announcement of the merger or the price at which Mohawk common stock will trade following the consummation of the merger.

   The consideration to be received by the Dal-Tile stockholders in the merger was determined by arms-length negotiations between Dal-Tile and Mohawk. Wachovia Securities did not participate in those negotiations.

  Analyses of Wachovia Securities

   In performing its analyses, Wachovia Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wachovia Securities, Mohawk and Dal-Tile. Any estimates contained in the analyses performed by Wachovia Securities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Wachovia Securities opinion was among several factors taken into consideration by Mohawk's board of directors in making its determination to enter into the merger agreement. In addition, Mohawk's board of directors did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of Mohawk's board or management with respect to the merger or the merger consideration.

   The summary that follows is not a complete description of the analyses underlying the Wachovia Securities opinion or the presentation made by Wachovia Securities to Mohawk's board of directors but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

   In arriving at its opinion, Wachovia Securities did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgements as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Wachovia Securities believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

   Comparable Companies Trading Multiples Comparison. Wachovia Securities compared financial, operating and stock market data of Mohawk, Dal-Tile and the following five publicly traded companies in the home furnishings industry:

   The Dixie Group, Inc.
   Furniture Brands International, Inc.
   Interface, Inc.
   La-Z-Boy, Inc.
   Masco Corporation

   For each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based on closing stock prices on November 16, 2001, of:

   Adjusted market value to revenue for the company's most recently reported preceding 12 months ("LTM");
   Adjusted market value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA");
   Adjusted market value to LTM earnings before interest and taxes ("EBIT"); and Equity market value to LTM net income.

   The multiples for the median multiples for the selected comparable companies were as follows:

                                   Median
Valuation Metric                  Multiple
----------------                  --------
Adjusted market value to revenue.   0.7x
Adjusted market value to EBITDA..   9.5x
Adjusted market value to EBIT....  11.7x
Equity market value to net income  26.4x

   Based on the foregoing median multiples, Wachovia Securities determined a reference range for an implied value per Mohawk common share of $31.78 to $77.12 with a median of $57.86, and an implied value per Dal-Tile common share of $6.83 to $33.89 with a median of $23.15. To calculate the trading multiples utilized in the analysis of selected comparable publicly traded companies, Wachovia Securities used publicly available information concerning the historical financial performance of Mohawk, Dal-Tile and the comparable companies.

   With regard to the comparable public company analysis summarized above, Wachovia Securities selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business. No public company used as a comparison, however, is identical to Mohawk or Dal-Tile. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which Mohawk and Dal-Tile are being compared.

   Comparable Transactions Analysis. Using publicly available information, Wachovia Securities considered selected transactions in the home furnishings industry that Wachovia Securities deemed to be relevant. Specifically, Wachovia Securities reviewed the following transactions that it deemed to be comparable:

Acquiror                         Target
--------                         ------
Berkshire Hathaway, Inc.         Shaw Industries, Inc.
The Dixie Group, Inc.            Fabrica International, Inc.
La-Z-Boy Furniture, Inc.         LADD Furniture, Inc.
Illinois Tool Works, Inc.        Premark International, Inc.
Warburg Pincus & Co., LLC        Knoll, Inc.
Collins & Aikman Floorcoverings  Monterey Carpets
Mohawk Industries, Inc.          World Carpets, Inc.
Shaw Industries, Inc.            Queen Carpet Corporation
Armstrong World Industries, Inc. Triangle Pacific Corporation

   Using publicly available information concerning each of the target companies, Wachovia Securities calculated, based on historical financial information for the latest reported twelve months immediately preceding the announcement of each of the respective transactions, the following median multiples.

                                   Median
Valuation Metric                  Multiple
----------------                  --------
Adjusted market value to revenue.   0.9x
Adjusted market value to EBITDA..   7.0x
Adjusted market value to EBIT....   9.7x
Equity market value to net income  13.3x

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per Mohawk common share of $41.14 to $48.07 with a median of $43.46, and an implied value per Dal-Tile common share of $11.33 to $18.67 with a median of $16.94. No company utilized in the selected comparable transaction analysis is identical to Mohawk or Dal-Tile, nor is any transaction identical to the contemplated merger. Therefore, a purely quantitative comparable transaction analysis would not be dispositive in the context of this merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger of Mohawk and Dal-Tile that would affect the value of the target companies and of Mohawk and Dal-Tile. Such qualitative judgments are reflected in the Wachovia Securities opinion.

   Discounted Cash Flow Analysis. Wachovia Securities performed a discounted cash flow analysis to estimate a range of present values per share of Mohawk common stock and Dal-Tile common stock, respectively, assuming each such company continued to operate as a stand-alone entity. Wachovia Securities determined the range of present values of each company by calculating the sum of (i) the present value of projected free cash flows of each company over the five year period 2002 through 2006, and (ii) the present value of the estimated terminal value of each company in year 2006. In calculating a terminal value for each company, Wachovia Securities applied multiples of that company's projected 2006 EBITDA ranging from 7.5x to 9.5x. This range of multiples represented the current public market values of Mohawk, Dal-Tile, and the selected comparable public companies. The projected free cash flows and EBITDA of Mohawk and Dal-Tile used by Wachovia Securities in its analysis was derived from publicly available forecasts and estimates prepared by Wachovia Securities and other investment banking firms and discussions of such forecasts and estimates, as well as the assumptions upon which they were based, with management of Mohawk or Dal-Tile, as the case may be. The free cash flows and terminal value for each company were discounted to present value using discount rates ranging from 9.88% to 11.88%. Wachovia Securities viewed this range of discount rates as appropriate for companies with the risk characteristics of Mohawk and Dal-Tile.

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per Mohawk common share of $44.74 to $60.40, and an implied value per Dal-Tile common share of $19.56 to

$27.02. The discounted cash flow analyses of Mohawk and Dal-Tile do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The range of discount rates applied to Mohawk and Dal-Tile referred to in the above paragraphs were based on several factors, including Wachovia Securities' knowledge of each of Mohawk and Dal-Tile and the industry in which they operate, the business risk of each company, and the overall interest rate environment as of November 19, 2001. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, terminal values, and discount rates.

   Leveraged Buyout Analysis. Using the same financial projections employed in its discounted cash flow analyses described above, Wachovia Securities performed leveraged buyout analyses for Mohawk and Dal-Tile, respectively. In both such analyses, Wachovia Securities assumed that a financial sponsor investing in Mohawk or Dal-Tile would expect a 25% annual internal rate of return for five years on its invested equity and that a subordinated debt holder would expect a 10% annual internal rate of return for five years on its investment. Wachovia Securities also assumed that the leveraged buyout of Mohawk or Dal-Tile could be financed with senior debt (at a 7% interest rate) and subordinated debt of 2.5x and 1.5x the LTM EBITDA of each such company, respectively.

   Based on the foregoing, Wachovia Securities determined an implied value per Mohawk common share of $31.27 (a plus-or-minus 15% reference range of $35.96 to $26.58), and an implied value per Dal-Tile common share of $19.00 (a plus-or-minus 15% reference range of $21.85 to $16.15). The leveraged buyout analyses of Mohawk and Dal-Tile do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The expected annual internal rates of return and leverage ratios referred to in the above paragraph were based on several factors, including Wachovia Securities' knowledge of each of Mohawk and Dal-Tile and the industry in which they operate, the business risk of each company, and the overall lending and private equity markets as of November 19, 2001. The results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, expected internal rates of return, and leverage ratios.

   Premiums Paid Analysis. Wachovia Securities prepared its premiums paid analysis by multiplying Dal-Tile's historical closing stock price by the median premium paid in all 109 transactions involving U.S. targets announced between January 1, 2000 and November 16, 2001 with enterprise values between $1 billion and $5 billion. For Dal-Tile and each of the 109 U.S. targets, Wachovia Securities determined the premium paid by comparing the merger consideration offered to Dal-Tile and each of the 109 U.S. targets with the closing stock price of each such company one day, one week, and four weeks prior to the announcement date of each transaction, respectively. For purposes of its premiums paid analysis, Wachovia Securities assumed that the merger would be announced on November 19, 2001.

Premium to:                      Median
-----------                      ------
One Day Prior to Announcement... 27.1%
One Week Prior to Announcement.. 31.7%
Four Weeks Prior to Announcement 41.3%

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per Dal-Tile common share of $21.48 to $22.70. No target company utilized in the premiums paid analysis is identical to Dal-Tile, nor is any transaction identical to the contemplated merger. Therefore, a purely quantitative premiums paid analysis would not be dispositive in the context of this merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger of Mohawk and Dal-Tile that would affect the value of the target companies and of Mohawk and Dal-Tile. Such qualitative judgments are reflected in the Wachovia Securities opinion.

   Pro Forma Financial Impact. Based on the exchange ratio proposed as part of the merger consideration, Wachovia Securities analyzed the pro forma financial impact of the merger on Mohawk's GAAP earnings per share. For purposes of this analysis, Wachovia Securities assumed the effectiveness of certain anticipated modifications to GAAP that are expected to take effect at the end of 2001. The anticipated modifications to GAAP assume that all new and existing goodwill will cease being amortized and instead be reviewed for impairment when an event or series of events occur indicating that goodwill might be impaired. Wachovia Securities also analyzed the pro forma financial impact of the merger on EBITDA per share, cash earnings per share, EBIT to interest expense coverage ratios, and net debt to total capitalization ratios.

   This analysis was based on the projected financial performance of Mohawk and Dal-Tile for 2001 and 2002 and was derived from publicly available forecasts and estimates prepared by Wachovia Securities and other investment banking firms and discussions of such forecasts and estimates, as well as the assumptions upon which they were based, with management of Mohawk or Dal-Tile, as the case may be. Wachovia Securities also based its analysis on discussions with management of Mohawk and Dal-Tile regarding their assumptions relating to the estimated fair market value purchase accounting adjustments to the tangible and intangible assets of Dal-Tile and the goodwill they expected to result from the merger. While Wachovia Securities assumed the merger would not result in any synergies, Wachovia Securities also prepared an analysis of the pro forma financial impact of the merger on Mohawk's GAAP earnings per share assuming the full possible range of exchange ratios set forth in the proposed merger consideration and assuming estimated synergies ranging from $0 to $50 million per year. Based on the foregoing, Wachovia Securities determined that the merger would be accretive to Mohawk's pro forma projected 2001 and 2002 financial results under each of the contemplated scenarios.

  Miscellaneous

   Mohawk retained Wachovia Securities based upon its experience and expertise. Wachovia Securities is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Wachovia Securities is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, and private placements.

   Wachovia Securities is a trade name of First Union Securities, Inc., an investment banking subsidiary and affiliate of Wachovia Corporation. In the ordinary course of its business, Wachovia Securities or one of its affiliates may actively trade or hold the securities of Mohawk or Dal-Tile for its own account and/or the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Wachovia Securities does not hold any of these shares as principal, which means that the voting and disposition power generally is held by the retail owner of the shares. In addition, Wachovia Securities and its affiliates (including Wachovia Corporation and its affiliates) currently have certain relationships with Mohawk and Dal-Tile, including a $75 million commitment as a lender under and Co-Documentation Agent for Dal-Tile's $400 million syndicated credit facility. An affiliate of Wachovia Securities, together with two other financial institutions, has entered into a commitment letter with Mohawk with respect to financing the merger. These financial institutions have agreed, on the terms and subject to conditions in the commitment letter, to provide to Mohawk a 364-day term loan facility of up to $700 million. See "--Financing.''

   Pursuant to a letter agreement between Mohawk and Wachovia Securities dated November 16, 2001, Mohawk agreed to pay, and subsequently did pay, Wachovia Securities customary fees for its financial advisory services in rendering its opinion. Mohawk also agreed, among other things, to reimburse Wachovia Securities for certain expenses incurred in connection with the services provided by Wachovia Securities, and to indemnify Wachovia Securities and its affiliates from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.

Opinion of Dal-Tile's Financial Advisor

   Credit Suisse First Boston has acted as Dal-Tile's exclusive financial advisor in connection with the merger. Dal-Tile selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation, and its familiarity with Dal-Tile and its business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   In connection with Credit Suisse First Boston's engagement, Dal-Tile requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Dal-Tile common stock of the merger consideration provided for in the merger. On November 19, 2001, at a meeting of the Dal-Tile board of directors held to evaluate the merger, Credit Suisse First Boston rendered to the Dal-Tile board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 19, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Dal-Tile common stock.

   The full text of Credit Suisse First Boston's written opinion, dated November 19, 2001, to the Dal-Tile board of directors, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex E and is incorporated into this joint proxy statement-prospectus by reference. Holders of Dal-Tile common stock are encouraged to read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the Dal-Tile board of directors and relates only to the fairness, from a financial point of view, of the merger consideration, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any stockholder as to any matter relating to the merger. The summary of Credit Suisse First Boston's opinion in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of the opinion.

   In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and related documents, as well as publicly available business and financial information relating to Dal-Tile and Mohawk. Credit Suisse First Boston also reviewed other information relating to Dal-Tile and Mohawk provided to or discussed with Credit Suisse First Boston by Dal-Tile and Mohawk, including publicly available financial forecasts relating to Dal-Tile and Mohawk, and met with the managements of Dal-Tile and Mohawk to discuss the businesses and prospects of Dal-Tile and Mohawk. Credit Suisse First Boston considered financial and stock market data of Dal-Tile and Mohawk, and compared those data with similar data for other publicly held companies in businesses similar to Dal-Tile and Mohawk, and considered, to the extent publicly available, the financial terms of other business combinations and other transactions announced or effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that it reviewed or considered and relied on that information being complete and accurate in all material respects. With respect to the publicly available financial forecasts relating to Dal-Tile and Mohawk, Credit Suisse First Boston reviewed and discussed the forecasts with the managements of Dal-Tile and Mohawk, including adjustments to the forecasts, and was advised, and assumed, that the forecasts, including the adjustments, represented reasonable estimates and judgments as to the future financial performance of Dal-Tile and Mohawk. In addition, Credit Suisse First Boston assumed, with Dal-Tile's consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the proposed merger, no modification, condition, restriction, limitation or delay would be imposed that would have a material adverse effect on Dal-Tile or Mohawk or the contemplated benefits of the proposed merger. Credit Suisse First Boston was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Dal-Tile or Mohawk, and Credit Suisse First Boston was not furnished with any evaluations or appraisals.

   Credit Suisse First Boston's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of Credit Suisse First Boston's opinion. Credit Suisse First Boston did not express any opinion as to what the value of Mohawk common stock actually would be when issued in the merger or the prices at which Mohawk common stock would trade at any time after the merger. Although Credit Suisse First Boston evaluated the merger consideration from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined between Dal-Tile and Mohawk. In connection with its engagement, Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Dal-Tile. Credit Suisse First Boston's opinion did not address the relative merits of the merger as compared to other business strategies that might have been available to Dal-Tile, and also did not address the underlying business decision of Dal-Tile to proceed with the merger. Except as described above, Dal-Tile imposed no other limitations on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

   In preparing its opinion to the Dal-Tile board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

   In its analyses, Credit Suisse First Boston considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dal-Tile and Mohawk. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Dal-Tile, Mohawk or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

   Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Dal-Tile board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Dal-Tile board of directors or management with respect to the merger or the merger consideration.

   The following is a summary of the material financial analyses underlying Credit Suisse First Boston's opinion dated November 19, 2001 delivered to the Dal-Tile board of directors in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

  Introduction

   Credit Suisse First Boston performed a "Discounted Cash Flow Analysis," "Comparable Companies Analysis" and "Comparable Acquisitions Analysis" for Dal-Tile and a "Discounted Cash Flow Analysis," and "Comparable Companies Analysis" for Mohawk as described below. Based on the valuation methodologies for Dal-Tile, Credit Suisse First Boston derived the following aggregate implied per share equity reference ranges for Dal-Tile common stock, as compared to the merger consideration, assuming $11.00 in cash consideration and stock consideration resulting from the exchange ratio of 0.2372 based on the closing price of Mohawk common stock on November 16, 2001 of $51.02:

                                  Aggregate Implied   Implied Merger
                                  Per Share Equity  Consideration as of
                                   Reference Range   November 16, 2001
                                  ----------------- -------------------
           Dal-Tile Common Stock.  $18.25 - $24.75        $23.10

   Based on the valuation methodologies for Mohawk, Credit Suisse First Boston also derived the following aggregate implied per share equity reference range for Mohawk common stock, as compared to the closing price of Mohawk common stock on November 16, 2001:

                                          Mohawk Closing
                        Aggregate Implied Stock Price on
                        Per Share Equity   November 16,
                         Reference Range       2001
                        ----------------- --------------
   Mohawk Common Stock.  $45.50 - $56.50      $51.02

  Dal-Tile

   Discounted Cash Flow Analysis. Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Dal-Tile could generate for the fiscal years 2002 to 2006. Credit Suisse First Boston performed this analysis based on three scenarios, Dal-Tile base case, Dal-Tile alternate case I and Dal-Tile alternate case II. Dal-Tile base case was based on publicly available research analysts' estimates, as adjusted by the management of Dal-Tile. Dal-Tile alternate case I included adjustments to Dal-Tile base case to reflect, among other things, the potential for increased revenue and profitability for Dal-Tile. Dal-Tile alternate case II included adjustments by the management of Dal-Tile to Dal-Tile base case to reflect, among other things, the potential for decreased revenue and profitability for Dal-Tile.

   Credit Suisse First Boston calculated a range of estimated terminal values for Dal-Tile by applying selected EBITDA multiples ranging from 7.5x to 8.5x to Dal-Tile's estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. The estimated free cash flows and terminal values were then discounted to present value using selected discount rates ranging from 10.0% to 11.0%.

   This analysis indicated an aggregate implied equity reference range for Dal-Tile of approximately $1,239 million to $1,489 million, based on Dal-Tile base case, approximately $1,389 million to $1,639 million, based on Dal-Tile alternate case I, and approximately $1,039 million to $1,289 million, based on Dal-Tile alternate case II. Using these aggregate equity reference ranges, Credit Suisse First Boston then derived implied per share equity reference ranges for Dal-Tile common stock under the Dal-Tile base case, Dal-Tile alternate case I and Dal-Tile alternate case II. This analysis indicated the following implied per share equity reference range:

                        Implied Per Share    Implied Per Share Equity   Implied Per Share Equity
                      Equity Reference Range      Reference Range           Reference Range
                        Dal-Tile Base Case   Dal-Tile Alternate Case I Dal-Tile Alternate Case II
                      ---------------------- ------------------------- --------------------------
Dal-Tile Common Stock    $20.00 - $24.00          $22.25 - $26.25           $16.75 - $20.75

   Comparable Companies Analysis. Credit Suisse First Boston compared financial, operating and stock market data of Dal-Tile to corresponding data for the following 12 publicly traded companies, excluding Dal-Tile, in the flooring products and other building products industries:

         Flooring Products Companies Other Building Products Companies
         --------------------------- ----------------------------------
           . Dal-Tile                . Black & Decker Corporation
           . Mohawk                  . Elcor Corporation
           . The Dixie Group, Inc.   . Ethan Allen Interiors Inc.
           . Interface, Inc.         . Fortune Brands, Inc.
                                     . Masco Corporation
                                     . Royal Group Technologies Limited
                                     . Sherwin-Williams Company
                                     . The Stanley Works

   Credit Suisse First Boston reviewed enterprise values, calculated as equity value plus net debt, as multiples of the latest 12 months and estimated calendar year 2001 revenue, EBITDA and earnings before interest and taxes, commonly known as EBIT. Credit Suisse First Boston also reviewed equity values as multiples of estimated calendar years 2001 and 2002 net income. Credit Suisse First Boston then applied a range of selected multiples derived from the selected companies of estimated calendar year 2001 revenue, EBITDA, EBIT and net income and estimated calendar year 2002 net income to corresponding financial data of Dal-Tile. All multiples were based on closing stock prices on November 16, 2001. Estimated financial data for Dal-Tile were based on publicly available research analysts' estimates, as adjusted by the management of Dal-Tile, and estimated financial data for the selected companies were based on publicly available research analysts' estimates. This analysis indicated an aggregate implied equity reference range for Dal-Tile of approximately $1,039 million to $1,239 million. Using this aggregate equity reference range, Credit Suisse First Boston then derived implied per share equity reference ranges for Dal-Tile common stock. This analysis indicated the following implied per share equity reference range:

                        Implied Per
                       Share Equity
                      Reference Range
                      ---------------
Dal-Tile Common Stock $17.25 - $20.75

   Comparable Acquisitions Analysis. Credit Suisse First Boston reviewed the implied transaction multiples in 28 selected comparable merger and acquisition transactions in the flooring products and other building products industries since February 17, 1998. Credit Suisse First Boston compared enterprise values in the selected transactions as multiples of latest 12 months revenue, EBITDA and EBIT. Credit Suisse First Boston also compared equity values in the selected transactions as multiples of latest 12 months net income and book value. Credit Suisse First Boston then applied a range of selected multiples derived from the selected transactions of latest 12 months revenue, EBITDA, EBIT and net income to corresponding financial data of Dal-Tile. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Historical financial data for Dal-Tile were based on publicly available filings of Dal-Tile. This analysis indicated an aggregate implied equity reference range for Dal-Tile of approximately $1,139 million to $1,539 million. Using this aggregate equity reference range, Credit Suisse First Boston then derived implied per share equity reference ranges for Dal-Tile common stock. This analysis indicated the following implied per share equity reference range:

                        Implied Per
                       Share Equity
                      Reference Range
                      ---------------
Dal-Tile Common Stock $18.25 - $24.75

  Mohawk

   Discounted Cash Flow Analysis. Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Mohawk could generate for the fiscal years 2002 to 2006. Credit Suisse First Boston performed this analysis based on two scenarios, Mohawk base case and Mohawk alternate case. Mohawk base case was based on publicly available research analysts' estimates provided to or discussed with Mohawk's management. Mohawk alternate case included adjustments to Mohawk base case to reflect, among other things, the potential for decreased revenue and profitability for Mohawk.

   Credit Suisse First Boston calculated a range of estimated terminal values for Mohawk by applying selected EBITDA multiples ranging from 7.0x to 8.0x to Mohawk's estimated calendar year 2006 EBITDA. The estimated free cash flows and terminal values were then discounted to present value using selected discount rates ranging from 10.0% to 11.0%.

   This analysis indicated an aggregate implied equity reference range for Mohawk of approximately $2,742 million to $3,242 million, based on Mohawk base case, and approximately $2,142 million to $2,542 million, based on Mohawk alternate case. Using these aggregate equity reference ranges, Credit Suisse First Boston then derived implied per share equity reference ranges for Mohawk common stock under both Mohawk base case and the Mohawk alternate case. This analysis indicated the following implied per share equity reference range:

                                      Implied Per Share Equity Implied Per Share Equity
                                          Reference Range          Reference Range
                                          Mohawk Base Case      Mohawk Alternate Case
                                          ----------------      ---------------------
          Mohawk Common Stock........     $51.00 - $60.25          $39.75 - $47.25

   Comparable Companies Analysis. Credit Suisse First Boston compared financial, operating and stock market data of Mohawk to corresponding data for the 12 publicly traded companies, excluding Mohawk, described above under the caption "Dal-Tile--Comparable Companies Analysis." Credit Suisse First Boston reviewed enterprise values as multiples of the latest 12 months and estimated calendar year 2001 revenue, EBITDA and EBIT. Credit Suisse First Boston also reviewed equity values as multiples of estimated calendar years 2001 and 2002 net income. Credit Suisse First Boston then applied a range of selected multiples derived from the selected companies' estimated calendar year 2001 revenue, EBITDA, EBIT and net income and estimated calendar year 2002 net income to corresponding financial data of Mohawk. All multiples were based on closing stock prices on November 16, 2001. Estimated financial data for Mohawk and the selected companies were based on publicly available research analysts' estimates. This analysis indicated an aggregate implied equity reference range for Mohawk of approximately $2,342 million to $2,842 million. Using this aggregate equity reference range, Credit Suisse First Boston then derived implied per share equity reference ranges for Mohawk common stock. This analysis indicated the following implied per share equity reference range:

                                      Implied Per Share Equity
                                          Reference Range
                                          ---------------
          Mohawk Common Stock........     $44.00 - $53.25

   Other Factors. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including:

     . the pro forma effect of the merger on Mohawk's estimated earnings per share, assuming no synergies or one-time charges relating to the merger or amortization of goodwill, for calendar years 2001 and 2002;

     . the credit ratings and selected credit statistics for Dal-Tile and Mohawk as compared to the corresponding data for selected investment grade and high yield comparable companies in the flooring products and other building products industries; and

     . historical price performance and trading characteristics of Mohawk common stock.

   Miscellaneous. Dal-Tile has agreed to pay Credit Suisse First Boston customary fees for its financial advisory services. Dal-Tile also has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses, including reasonable fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

   Credit Suisse First Boston and its affiliates in the past have provided financial services to Dal-Tile and Mohawk unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the securities of Dal-Tile and Mohawk for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Completion of the Merger

   Subject to the conditions to the obligations of the parties to effect the merger, the merger will be completed on the date and at the time specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware. Unless Mohawk and Dal-Tile agree otherwise, they will use reasonable efforts to complete the merger on the first business day after the last to occur of:

    . the effective date of the last required consent of any regulatory authority having authority over the merger; and

    . the date or dates on which both the stockholders of Dal-Tile and Mohawk approve the merger agreement.

   Mohawk and Dal-Tile anticipate that the merger will become effective on or
about    , 2002. However, delays could occur. Mohawk and Dal-Tile cannot assure you that they will be able to obtain necessary stockholder and regulatory approvals for the merger or that they will be able to satisfy other conditions to completion of the merger. Either Dal-Tile or Mohawk may terminate the merger agreement if the merger is not completed by May 31, 2002, unless the merger has not been completed because of the breach of the merger agreement by the party seeking termination. This date will be extended to July 31, 2002, if the merger has not been consummated as a result of the failure of the parties to have received a material required consent of any regulatory authority, or if a court or governmental or other regulatory authority has enacted legislation or taken or threatened to take any other action which prohibits or would prohibit the consummation of the merger. See "--Conditions to Completion of the Merger" and "--Waiver, Amendment, and Termination."

Distribution of Mohawk Stock Certificates and Cash Payment

   Promptly after the merger is completed, each Dal-Tile stockholder at the time of completion of the merger will be mailed a letter of transmittal and instructions for the exchange of the certificates representing shares of Dal-Tile common stock for certificates representing shares of Mohawk common stock and the cash payment.

  You should not send in your certificates until you receive a letter of transmittal and instructions.

   After you surrender to the exchange agent your certificates for Dal-Tile common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of Mohawk common stock to which you are entitled and a check for the cash payment and the cash amount to be paid in lieu of any fractional share, if any, without interest, together with all undelivered dividends or distributions in respect of the shares of Mohawk common stock, if any, without interest. Mohawk will not be obligated to deliver the merger consideration to you, as a former Dal-Tile stockholder, until you have surrendered your Dal-Tile common stock certificates.

   Whenever a dividend or other distribution is declared by Mohawk on Mohawk common stock with a record date after the date on which the merger is completed, the declaration will include dividends or other distributions on all shares of Mohawk common stock that may be issued in the merger. However, Mohawk will not pay any dividend or other distribution that is payable after the completion of the merger to any former Dal-Tile stockholder who has not surrendered his or her Dal-Tile stock certificates until the holder surrenders the certificates. If any Dal-Tile stockholder's stock certificate has been lost, stolen, mislaid or destroyed, the exchange agent will issue the shares of Mohawk common stock, the cash payment and any cash in lieu of fractional shares upon the stockholder's submission of an affidavit claiming the certificate to be lost, stolen, mislaid or destroyed, the posting of a bond in such amount as Mohawk and the exchange agent may reasonably require as indemnity against any claim that may be made against Mohawk with respect to the certificate, and submission of any other documents necessary to effect the exchange of the shares represented by the certificate.

   At the time the merger is completed, the stock transfer books of Dal-Tile will be closed to Dal-Tile stockholders and no transfer of shares of Dal-Tile common stock by any stockholder will thereafter be made or recognized. If certificates for shares of Dal-Tile common stock are presented for transfer after the merger is completed, they will be canceled and exchanged for shares of Mohawk common stock, a check for the cash payment, the cash amount due in lieu of fractional shares, if any, and any undelivered dividends on the Mohawk common stock, if any.

Conditions to Completion of the Merger

   Mohawk and Dal-Tile are required to complete the merger only after the satisfaction of various conditions. These conditions include:

    . the holders of a majority of the outstanding shares of Dal-Tile common stock must have approved the adoption of the merger agreement;

    . the holders of a majority of the shares of Mohawk common stock present at the Mohawk special meeting and entitled to vote must have approved the issuance of the shares of Mohawk common stock in the merger;

    . the waiting period under the HSR Act must have expired or been terminated and the parties must have received all other material required consents of any regulatory authority, and these consents must not be conditioned or restricted in a manner which Mohawk determines to be material to Mohawk or to the benefits of the merger;

    . there must not be any legislation enacted by a court or governmental or other regulatory authority or any other action taken or threatened to be taken by a court or governmental or other regulatory authority which prohibits the completion of the merger;

    . the registration statement, of which this joint proxy statement-prospectus is a part, must continue to be effective under the Securities Act, and all necessary approvals under state or federal securities laws must have been obtained;

    . the shares of Mohawk common stock to be issued in the merger and the shares of Mohawk common stock to be issued upon the exercise of Dal-Tile options being rolled over into Mohawk options in the merger must be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

    . Mohawk and Dal-Tile must receive written opinions of their respective counsel as to the tax-free nature of the exchange of Dal-Tile common stock for shares of Mohawk common stock in the merger;

    . as of the date the merger is completed there must not be inaccuracies in the representations and warranties with respect to the capitalization of Dal-Tile and Mohawk contained in the merger agreement, there must not be material inaccuracies in other specified representations and warranties of Dal-Tile and Mohawk, and there must not be inaccuracies in the other representations and warranties of Dal-Tile and Mohawk contained in the merger agreement as of the date of the merger agreement such that the aggregate effect of such inaccuracies (without regard to materiality or material adverse effect qualifiers) has, or is reasonably likely to have, a material adverse effect on such party;

    . Dal-Tile and Mohawk must have performed all agreements and complied with all covenants set forth in the merger agreement in all material respects;

    . there must not have been a material adverse effect on Mohawk or Dal-Tile that has occurred from the date of the merger agreement to the date the merger is completed and is continuing; and

    . other conditions must be satisfied, including the receipt of various certificates from the officers of Dal-Tile and Mohawk.

   We cannot assure you as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not effected on or before May 31, 2002, either Dal-Tile or Mohawk may terminate the merger agreement and abandon the merger, unless the merger has not been completed because of the breach of the merger agreement by the party seeking termination. This date will be extended to July 31, 2002, if the merger has not been consummated as a result of the failure of the parties to have received a material required consent of any regulatory authority or if a court or governmental or other regulatory authority has enacted legislation or taken or threatened to take any other action which prohibits the consummation of the merger. See "--Waiver, Amendment, and Termination."

Regulatory Approval

   Dal-Tile and Mohawk are not aware of any material governmental approvals or actions that are required to complete the merger, except as described below. Should any other approval or action be required, Mohawk and Dal-Tile have agreed that they will seek such approval or action.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules, the merger may not be completed until notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and the applicable waiting period has expired or been terminated. Mohawk and Dal-Tile filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on December 4, 2001. The statutory waiting period under the HSR Act will expire on January 3, 2002. At any time before or after completion of the merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Mohawk or Dal-Tile. At any time before or after the completion of the merger, and even if the waiting period under the HSR Act has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Mohawk or Dal-Tile. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

   Mohawk and Dal-Tile are also required to make filings under the Mexican Federal Law of Economic Competition. Mohawk and Dal-Tile filed preliminary
documentation with the Mexican Federal Competition Commission on    , 2001.
There is no statutory waiting period, but the clearance procedure will take between 30 and 200 days. The merger may be completed at any time after filing, but the Mexican Federal Competition Commission could take action under these laws to order divestiture or otherwise enjoin the completion of the transaction prior to clearance.

   Mohawk and Dal-Tile believe that the merger can be effected in compliance with the federal and state antitrust laws; however, there can be no assurance that a challenge to the completion of the merger on antitrust grounds will not be made or that, if such a challenge were made, Mohawk and Dal-Tile would prevail or would not be required to accept certain adverse conditions in order to complete the merger. Pursuant to the merger agreement, Mohawk is not required to divest any of its businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that Mohawk reasonably determines to be material to it or to the benefits of the merger as a result of any governmental or regulatory approval.

Representations and Warranties

   Mohawk and Dal-Tile have made customary representations and warranties relating to their businesses and the merger in the merger agreement. The representations and warranties of Dal-Tile are contained in Article 5 of the merger agreement, and the representations and warranties of Mohawk are contained in Article 6 of the merger agreement. The merger agreement is attached as Annex A to this joint proxy statement-prospectus.

Conduct of Business Pending the Merger

   Dal-Tile has agreed to use its reasonable efforts to take all actions necessary to consummate the merger as soon as reasonably practicable after the date of the merger agreement and not to take any action that would adversely affect any party's ability to obtain any consents required for the merger or adversely affect any party's ability to perform their covenants and agreements under the merger agreement. The merger agreement also obligates Dal-Tile to conduct its business only in the usual, regular, and ordinary course before the merger is completed and imposes certain limitations on the operations of Dal-Tile and its subsidiaries. These items are contained in Article 7 of the merger agreement that is attached as Annex A to this joint proxy statement-prospectus.

   Mohawk has also agreed to use its reasonable efforts to take all actions necessary to consummate the merger as soon as reasonably practicable and not to take any action that would materially adversely affect any party's ability to obtain any consents required for the merger or materially adversely affect any party's ability to perform its covenants and agreements under the merger agreement. The merger agreement also obligates Mohawk to continue to conduct its business in a manner designed in its reasonable judgment to enhance the long-term value of Mohawk common stock and the business prospects of Mohawk before the merger is completed and imposes certain limitations on the operations of Mohawk and its subsidiaries. These items are contained in Article 7 of the merger agreement that is attached as Annex A to this joint proxy statement-prospectus.

Waiver, Amendment, and Termination

   To the extent permitted by law, Mohawk and Dal-Tile may agree in writing to amend the merger agreement, whether before or after the stockholders of Dal-Tile and Mohawk have approved it, provided that after any such stockholder approval, the parties will make no amendment that pursuant to applicable law requires further approval by their respective stockholders without the further approval of their respective stockholders. In addition, before or at the time the merger is completed, either Dal-Tile or Mohawk, or both, may waive any default in the performance of any term of the merger agreement by the other party or may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the merger agreement. In addition, either Mohawk or Dal-Tile may waive any of the conditions precedent to its obligations under the merger agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by an authorized officer of Dal-Tile or Mohawk, as the case may be.

   At any time before the completion of the merger, the boards of directors of Mohawk and Dal-Tile may agree by mutual written consent to terminate the merger agreement. In addition, either Mohawk or Dal-Tile may terminate the merger agreement by written notice of termination to the other party specifying the reason for termination in the following circumstances:

    . if the merger is not completed by May 31, 2002 (which date will be extended to July 31, 2002, if the merger has not been completed as a result of the failure of the parties to have received a material required consent of any regulatory authority, or if a court or governmental or other regulatory authority has enacted legislation or taken or threatened to take any other action which prohibits the completion of the merger), unless the merger has not been completed because of the breach of the merger agreement by the party seeking termination (we refer to this date as the "end date");

    . if a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement would permit that party to refuse to complete the merger pursuant to the conditions discussed in "--Conditions to Completion of the Merger"; provided that if a breach in the representations, warranties, covenants or agreements is curable prior to the end date by the exercise of reasonable efforts and the breaching party exercises reasonable efforts to cure the breach, then the non-breaching party may not terminate the merger agreement prior to 30 days following the receipt by the breaching party of written notice of such breach; further provided that the terminating party is not then in material breach of any covenant or other agreement contained in the merger agreement and has not willfully breached any of such party's representations and warranties contained in the merger agreement;

    . if any consent of any regulatory authority required to complete the merger has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal, or any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger has become final and nonappealable;

    . if the stockholders of Dal-Tile fail to adopt and approve the merger agreement and the merger or the stockholders of Mohawk fail to approve the issuance of Mohawk common stock in the merger at their respective special meetings; provided that the failure to obtain stockholder approval of the terminating party has not been caused by the action or failure to act by that party where the action or failure to act constitutes a material breach by the party of the merger agreement; and

    .  if there has been a material adverse effect on the other party.

      In addition, Mohawk may also terminate the merger agreement by written notice of termination to Dal-Tile, if:

    . the board of directors of Dal-Tile fails to reaffirm publicly its approval of the merger and the transactions contemplated by the merger agreement, as soon as reasonably practicable, and in no event later than two business days after Mohawk's request for such reaffirmation, or if the Dal-Tile board of directors resolve not to reaffirm the merger;

    . the board of directors of Dal-Tile withholds, withdraws, amends or modifies, or proposes publicly to withdraw, qualify or modify, in a manner adverse to Mohawk, its recommendation to Dal-Tile's stockholders that they approve and adopt the merger agreement and approve the merger; or

    . the board of directors of Dal-Tile makes a change of recommendation adverse to the merger (as discussed in "--Solicitation Prohibitions") or, within ten business days after commencement of any tender or exchange offer for any shares of Dal-Tile common stock, the board of directors of Dal-Tile fails to recommend against acceptance of the tender or exchange offer by its stockholders or takes no position with respect to the acceptance of the tender or exchange offer by its stockholders.

We refer to a termination by Mohawk as a result of any of the immediately foregoing as a "Dal-Tile withdrawal termination."

   In addition, Dal-Tile may also terminate the merger agreement by written notice of termination to Mohawk, provided that Dal-Tile is not then in material breach of any covenant or other agreement contained in the merger agreement and has not willfully breached any of its representations and warranties contained in the merger agreement, if the board of directors of Dal-Tile has made a change of recommendation adverse to the merger (as discussed in "--Solicitation Prohibitions") in order to approve and permit Dal-Tile to accept a superior offer (as discussed in "--Solicitation Prohibitions"); provided that

    . Mohawk does not make, within three business days after receipt of Dal-Tile's written notice of a superior offer, an offer that the board of directors of Dal-Tile concludes in good faith (following consultation with its financial advisor and outside legal counsel) is as favorable, from a financial point of view, to the Dal-Tile's stockholders as the superior offer; and

    . Dal-Tile shall have paid Mohawk $45 million concurrently with delivery of notice of termination.

We refer to a termination by Dal-Tile as a result of the immediately foregoing as a "Dal-Tile superior offer termination."

   If the merger is terminated, the merger agreement will become void and have no effect, except that certain provisions of the merger agreement, including those relating to the obligations to share certain expenses and maintain the confidentiality of certain information obtained, will survive. Termination of the merger agreement will not relieve any breaching party from liability for any willful breach of a representation, warranty, covenant or agreement contained in the merger agreement.

Board Recommendation

   The boards of directors of Mohawk and Dal-Tile have unanimously approved the merger agreement and unanimously agreed to recommend and, subject to the conditions discussed below, not to withdraw, amend or modify in a manner adverse to the other party, the recommendation that their respective stockholders vote to adopt the merger agreement, in the case of the Dal-Tile stockholders, and vote to approve the issuance of Mohawk shares in the Merger, in the case of the Mohawk stockholders.

   However, in response to the receipt of a "superior offer" the board of directors of Dal-Tile may withhold, withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, its recommendation in favor of the merger, and, in the case of a superior offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (we refer to any of the foregoing actions, whether by a board of directors or a committee thereof, as a "change of recommendation"). However, the Dal-Tile board of directors may effect a change in recommendation only if all of the following conditions are met:

    .  a superior offer has been made and has not been withdrawn;

    .  Dal-Tile's special meeting has not occurred;

    .  Dal-Tile must have

       - provided to Mohawk written notice stating expressly (a) that it has received a superior offer, (b) the material terms and conditions of the superior offer and the identity of the person or group making the superior offer and (c) that it intends to effect a change of recommendation and the manner in which it intends to do so;

       - provided to Mohawk a copy of all written materials delivered to the person or group making the superior offer in connection with such superior offer;

       - made available to Mohawk all materials and information made available to the person or group making the superior offer in connection with such superior offer; and

       - Dal-Tile must have complied in all material respects with the terms of the covenant requiring the calling and conducting of a special meeting of its stockholders and the recommendation of its board of directors and the covenant prohibiting the solicitation of acquisition proposals described below in "--Solicitation Prohibitions."

   A "superior offer" is defined in the merger agreement to mean:
    . an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of Dal-Tile or substantially all of the total outstanding voting securities of Dal-Tile; and

    . an offer on terms that the board of directors of Dal-Tile has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to Dal-Tile's stockholders (in their capacities as stockholders) than the terms of the merger and is reasonably capable of being completed.

   The obligation of Dal-Tile to call, give notice of, convene and hold its stockholders' meeting is not affected by the commencement, disclosure, announcement or submission to Dal-Tile of any acquisition proposal with respect to it, or by any change of recommendation. Dal-Tile has agreed not to submit or prepare to submit to the vote of its stockholders any acquisition proposal unless the board of directors of Dal-Tile has made a change of recommendation and consequently has terminated the merger agreement as discussed under "--Waiver, Amendment, and Termination."

Solicitation Prohibitions

   The merger agreement restricts Dal-Tile's ability to solicit other acquisition proposals. Dal-Tile has agreed that it and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted prior to the date of the merger agreement with respect to any "acquisition proposal," which is defined in the merger agreement to mean any offer or proposal relating to any transaction or series of related transactions involving:

    . any purchase from Dal-Tile, or acquisition by any person or group, of more than a 15% interest in the total outstanding voting securities of Dal-Tile or any of its subsidiaries;

    . any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Dal-Tile or any of its subsidiaries;

    . any merger, consolidation, business combination or similar transaction involving Dal-Tile or any of its subsidiaries;

    . any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of Dal-Tile and its subsidiaries, taken as a whole; or

    .  any liquidation or dissolution of Dal-Tile or any of its subsidiaries.

   The merger agreement also provides that neither Dal-Tile nor any of its affiliates or representatives will solicit any competing acquisition proposal. If Dal-Tile receives an acquisition proposal it must promptly notify Mohawk of the terms of such proposal. Dal-Tile may provide third parties with confidential information, have discussions and negotiations with, or otherwise facilitate an effort or attempt by a third party to make or implement an acquisition proposal not solicited in violation of the merger agreement if:

    . Dal-Tile's board of directors determines in good faith (following the receipt of advice from its legal and financial advisors) that the acquisition proposal could result in a superior offer that is likely to be consummated;

    . prior to providing any information, its board of directors notifies Mohawk of its intent to provide such information and Dal-Tile receives from such third party an executed confidentiality agreement with provisions at least as stringent as those contained in the confidentiality agreement between Mohawk and Dal-Tile;

    . contemporaneously with providing such information to the third party, Dal-Tile provides such information to Mohawk; and

    . Dal-Tile notifies Mohawk of its intent to engage in negotiations with the third party.

Effect of the Merger on Dal-Tile Options

   Mohawk will ask each holder of options granted under Dal-Tile's stock option plan to consent to a partial cash-out of their options upon completion of the merger. If an option holder consents in a timely fashion, one-half of his or her options, whether or not currently exercisable, will be cancelled, and he or she will receive a cash payment for each cancelled option equal to the difference between $22.00 and the exercise price for the option. The remaining one-half of his or her options will immediately vest and become options to purchase Mohawk common stock. Mohawk will assume each such option in accordance with the terms of Dal-Tile's stock option plan and the stock option agreement that evidences the option and will deliver Mohawk common stock upon the exercise of each assumed option. After the merger is completed:

    . Mohawk and its compensation committee will be substituted for Dal-Tile and the committee of Dal-Tile's board of directors administering Dal-Tile's plan;

    . each option assumed by Mohawk may be exercised only for shares of Mohawk common stock;

    . the number of shares of Mohawk common stock subject to the assumed option will be equal to the number of shares of Dal-Tile common stock subject to the option immediately before the merger is completed multiplied by two times the exchange ratio; and

    . the per share exercise price of each assumed option will be adjusted by dividing it by two times the exchange ratio and rounding up to the nearest cent.

   In determining which options will be cashed out and which options will be assumed by Mohawk, each particular grant of Dal-Tile options to an option holder having different exercise prices and terms will be split evenly (with any remaining odd option being cashed out).

   If an option holder does not timely consent to the partial cash-out of their Dal-Tile options, all of his or her options, whether or not currently exercisable, will immediately vest and be assumed by Mohawk as options to receive the merger consideration. Options of Dal-Tile option holders who do not consent will be adjusted as described above, except that the per share exercise price of each option will be adjusted by dividing it by the exchange ratio and rounding up to the nearest cent, and upon exercise of these options, the option holder will receive, for each option:

    . a cash payment equal to the number of shares of Dal-Tile common stock subject to the option immediately before the merger is completed multiplied by $11.00; and

    . a number of shares of Mohawk common stock equal to the number of shares of Dal-Tile common stock subject to the option immediately before the merger is completed multiplied by the exchange ratio.

   Mohawk will not issue any fractional shares of common stock upon exercise of an option. Rather, Mohawk will pay cash for any fractional share based upon the last sale price per share of Mohawk common stock on the trading day immediately preceding the date of exercise.

   Mohawk has agreed to file a registration statement on Form S-8 within five business days of the completion of the merger to register the issuance of the shares of Mohawk common stock upon the exercise of the assumed Dal-Tile options.

   For information with respect to stock options held by Dal-Tile's directors and executive officers, see "--Interests of Certain Persons in the Merger."

Material  Federal Income Tax Consequences of the Merger

   The following is a general summary of the material U.S. federal income tax consequences of the merger applicable to a person that exchanges shares of Dal-Tile common stock for shares of Mohawk common stock and cash pursuant to the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this joint proxy statement-prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. persons that hold their shares of Dal-Tile common stock as capital assets for U.S. federal income tax purposes and does not address the tax treatment to stockholders who hold their shares through a partnership or other pass-through entity. This discussion does not address all aspects of United States federal income taxation that may be relevant to Dal-Tile stockholders in light of their particular circumstances or Dal-Tile stockholders subject to special treatment under United States federal income tax laws. Furthermore, this summary does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Holders of shares of Dal-Tile common stock are encouraged to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

   The U.S. federal income tax consequences resulting from the merger will differ depending on whether a forward merger structure or a reverse merger structure is used. See "--General" above for a description of the forward merger and reverse merger structures.

    . If the forward merger structure is used, and assuming certain conditions described below are satisfied, then Dal-Tile will receive an opinion from its counsel, Vinson & Elkins L.L.P. and Mohawk will receive an opinion from its counsel, Alston & Bird LLP, substantially to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

    . If the reverse merger structure is used, the merger will not constitute a reorganization under Section 368(a) of the Internal Revenue Code. Instead, it will be treated as a sale of Dal-Tile common stock, fully taxable to the Dal-Tile stockholders.

   We may not know until the closing of the merger whether the transaction will be completed as a forward merger or a reverse merger. As a result, Dal-Tile stockholders will not know the tax consequences to them of the merger at the time they vote on it.

   One of the requirements that must be satisfied in order for the forward merger to qualify as a reorganization under Section 368(a) is the continuity of interest requirement. This requirement will be satisfied if the Dal-Tile stockholders exchange a substantial portion of their proprietary interest in Dal-Tile for proprietary interests in Mohawk. The IRS takes the position for advance ruling purposes that the continuity of interest requirement is satisfied in a reorganization if the value of the acquiring corporation's stock received in the reorganization by the acquired corporation's stockholders equals or exceeds 50% of the total consideration paid for the stock of the acquired corporation in a tax-free reorganization. In the opinion of Vinson & Elkins L.L.P. and of Alston & Bird LLP, the continuity of interest requirement will be satisfied under applicable case law if, as of the effective time of the merger, the value of the Mohawk common stock received in connection with the merger by the Dal-Tile stockholders equals or exceeds 40% of the total consideration paid or deemed paid for the Dal-Tile common stock in the reorganization. An opinion of counsel represents counsel's best legal judgment and is not binding on the IRS, and there can be no assurance that following the merger the IRS will not challenge the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code.

   Various factors affect whether the value of the Mohawk common stock received by Dal-Tile stockholders in the merger is equal to at least 40% of the combined value of the merger consideration as of the completion of the merger, including:

    . the amount, if any, to be paid to Dal-Tile stockholders who perfect their appraisal rights;

    . whether prior to and in connection with the merger Dal-Tile (or certain parties related to Dal-Tile) redeems or acquires Dal-Tile stock or makes distributions to the Dal-Tile stockholders; and

    . whether there will be any repurchases by Mohawk (or certain parties related to Mohawk) of the Mohawk common stock to be issued in the merger.

Accordingly, it is not possible to state with any certainty the minimum trading price of the Mohawk common stock at which the value of the Mohawk common stock to be received in the merger will be equal to at least 40% of the value of the combined merger consideration as of the completion of the merger. Assuming that the $11.00 per share cash consideration is the only non-Mohawk common stock consideration received or to be received by the Dal-Tile stockholders in the merger, and assuming further that there are no stockholders exercising appraisal rights, no cash to be paid in lieu of fractional share interests, no distributions or redemptions made by Dal-Tile (or certain parties related to Dal-Tile) in connection with the merger, and no repurchases or acquisitions by Mohawk (or certain parties related to Mohawk) of the Mohawk common stock to be issued in the merger, then the minimum trading price of the Mohawk common stock at which the value of the Mohawk common stock to be received in the merger will be equal to at least 40% of the value of the combined merger consideration is approximately $27.00 per share.

   The purpose of using the reverse merger structure is to avoid the substantial corporate level tax that would result if the merger were to be structured as a forward merger and were to fail to satisfy the requirements of a tax-free reorganization under Section 368(a) of the Code. There should not be a corporate level tax resulting from the failure of a reverse merger to qualify as a tax-free reorganization under Section 368(a) of the Code.

   Tax Consequences of the Forward Merger Structure. If the merger is effected as a forward merger, then the forward merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and the U.S. federal income tax consequences will generally be as follows:

    . Exchange of Dal-Tile Common Stock for Mohawk Common Stock and Cash. A stockholder of Dal-Tile who exchanges his, her or its shares of Dal-Tile common stock for shares of Mohawk common stock and cash in the forward merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received pursuant to the forward merger, and (2) an amount equal to the excess, if any, of (a) the sum of the fair market value of the Mohawk common stock received in the forward merger and the amount of cash received pursuant to the forward merger over (b) the stockholder's adjusted tax basis in its shares of Dal-Tile common stock. The gain recognized will be capital gain unless the receipt of cash by the stockholder has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary dividend income to the extent of the stockholder's ratable share of Dal-Tile's accumulated earnings and profits as calculated for U.S. federal income tax purposes. For purposes of determining whether the receipt of cash by the stockholder has the effect of a distribution of a dividend, a stockholder will be treated as if the stockholder first exchanged all of its shares of Dal-Tile common stock solely for shares of Mohawk common stock and then Mohawk immediately redeemed a portion of the common stock for cash that the stockholder actually received pursuant to the forward merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that exercises no control over corporate affairs would receive capital gains (as opposed to dividend) treatment. In determining whether the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Any recognized capital gain will be long-term capital gain if your holding period with respect to your Dal-Tile common stock exceeds one year, and if you are a natural person, individual stockholders will be subject to a maximum tax rate of 20%.

    . Tax Basis for Mohawk Common Stock. As a Dal-Tile stockholder, you will have an aggregate tax basis in the shares of Mohawk common stock received pursuant to the forward merger equal to your aggregate adjusted tax basis in your shares of Dal-Tile common stock surrendered pursuant to the forward merger, (1) reduced by (a) the portion of your adjusted tax basis in your shares of Dal-Tile common stock surrendered in the merger that is allocable to a fractional share of Mohawk common stock for which cash is received and (b) the amount of cash received by you pursuant to the forward merger, and (2) increased by the amount of gain (including the portion of such gain that is treated as a dividend as described above) recognized by the stockholder (but not by gain recognized upon the receipt of cash in lieu of a fractional share of Mohawk common stock pursuant to the forward merger).

    . Holding Period for Mohawk Common Stock. The holding period for shares of Mohawk common stock received by a stockholder of Dal-Tile pursuant to the forward merger will include the holding period for the shares of Dal-Tile common stock surrendered.

    . Cash Received in Lieu of a Fractional Share of Mohawk Common Stock. If, as a Dal-Tile stockholder, you receive cash in lieu of a fractional share of Mohawk common stock in the forward merger, then you will generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of your adjusted tax basis in your shares of Dal-Tile common stock that is allocable to the fractional share. The capital gain or loss will be long-term capital gain or loss if your holding period for the portion of the shares deemed exchanged for the fractional share is more than one year.

    . Treatment of the Entities. No gain or loss will be recognized by Mohawk, Merger Sub or Dal-Tile as a result of the forward merger.

    . Reporting Requirements. Dal-Tile stockholders receiving Mohawk common stock in the merger should file a statement with their United States federal income tax returns setting forth their adjusted tax basis in the Dal-Tile common stock exchanged in the forward merger and the fair market value of the Mohawk common stock and the amount of cash received in the forward merger. In addition, Dal-Tile stockholders will be required to retain permanent records of these facts relating to the forward merger.

   Under the merger agreement, each of Mohawk and Dal-Tile have agreed to use their reasonable best efforts to cause the forward merger to qualify as a reorganization under the provisions of Section 368(a) of the Code, and Dal-Tile has agreed to obtain an opinion from its counsel, Vinson & Elkins L.L.P., and Mohawk has agreed to obtain an opinion from its counsel, Alston & Bird LLP, at the closing of the merger that, based upon, among other things, the facts described herein and customary representations and assumptions, the forward merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. The obligation of each of Vinson & Elkins L.L.P. and Alston & Bird LLP to deliver closing tax opinions is conditioned upon:

    . the receipt by each of Vinson & Elkins L.L.P. and Alston & Bird LLP of certain representation letters from each of Mohawk and Dal-Tile relating to the facts surrounding the forward merger; and

    . the receipt by the Dal-Tile stockholders in the forward merger, in the aggregate, of Mohawk common stock with a value as of the effective time equal to at least 40% of the combined value of all merger consideration, taking into account the amount of cash paid or deemed paid to Dal-Tile stockholders in connection with the merger (including cash paid to Dal-Tile stockholders who perfect their dissenters rights, redemptions or acquisitions of Dal-Tile common stock by Dal-Tile or certain parties related to Dal-Tile in connection with the forward merger, extraordinary distributions made by Dal-Tile or parties related to Dal-Tile prior to and in connection with the forward merger, and certain repurchases or acquisitions of Mohawk common stock issued in the merger by Mohawk or certain parties related to Mohawk).

If Dal-Tile and Mohawk are not able to obtain the closing tax opinions, then the merger will not close as a forward merger, and Dal-Tile will have the option to change the merger in form from a forward merger to a reverse merger, which as summarized below, will be fully taxable transaction for all the stockholders of Dal-Tile, but not for Mohawk, Merger Sub or Dal-Tile.

   Tax Consequences of the Reverse Merger Structure. In the event a reverse merger takes place, the tax consequences to stockholders of Dal-Tile common stock will differ materially from those summarized above. In general, as a stockholder of Dal-Tile, you will recognize capital gain or loss in an amount equal to (1) the sum of the fair market value of the Mohawk common stock you receive in the reverse merger, and the amount of the cash you receive in the reverse merger minus (2) your adjusted tax basis in your shares of Dal-Tile common stock surrendered in the reverse merger. The capital gain will be long term capital gain or loss if you have held your shares for more than one year (and in the case of stockholders who are natural persons, the long term capital gain will be subject to a maximum tax rate of 20% at the effective time of the merger).

   Depending on the value of the Mohawk common stock as of the effective time of the merger, it is possible that Dal-Tile and Mohawk will not be able to obtain the closing tax opinions. Thus, no assurance can be given that the structure of the merger will be effected, and if effected will take the form of a forward merger as opposed to a reverse merger.

   The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the merger. Dal-Tile stockholders are urged to consult their tax advisors concerning the United States federal, state, local and foreign tax consequences of the merger to them.

Accounting Treatment

   Mohawk will account for the merger under the purchase method of accounting for business combinations. See "Unaudited Pro Forma Condensed Combined Consolidated Financial Information."

Stock Exchange Listing

   Mohawk will use reasonable efforts to cause the shares of Mohawk common stock to be issued in the merger to be approved for listing on the New York Stock Exchange.

Expenses and Fees

   Except as discussed below, each of Mohawk and Dal-Tile will pay all expenses incurred by it or on its behalf in connection with the merger. Mohawk and Dal-Tile have agreed, however, to share equally the expenses incurred in relation to the printing and filing of the registration statement and this joint proxy statement-prospectus and the filing fee for the filing under the HSR Act.

   In addition, Dal-Tile has agreed to pay Mohawk a termination fee of $45 million, in the following circumstances:

    . either Mohawk or Dal-Tile terminates the merger agreement because Dal-Tile's stockholders fail to adopt the merger agreement and approve the merger and prior to the termination of the merger agreement there has been publicly announced an acquisition proposal (other than the merger) and within twelve months of such termination Dal-Tile shall either (a) complete a transaction involving an acquisition proposal relating to 50% of its or one of its subsidiaries capital stock or assets or (b) enter into an agreement with respect to such transaction, whether or not the transaction is subsequently completed;

    . Dal-Tile terminates the merger agreement as a result of the failure to complete the merger by the end date and prior to the termination of the merger agreement there has been publicly announced an acquisition proposal (other than the merger) and within twelve months of the termination Dal-Tile shall either (a) complete a transaction involving an acquisition proposal relating to 50% of its or one of its subsidiaries capital stock or assets or (b) enter into an agreement with respect to the transaction, whether or not the transaction is subsequently completed;

    . Mohawk terminates the merger agreement because Dal-Tile has failed to perform and comply in all material respects with any of its obligations, agreements or covenants required by the merger agreement and prior to the termination of the merger agreement there has been publicly announced an acquisition proposal (other than the merger) and within twelve months of the termination Dal-Tile shall either (a) complete a transaction involving an acquisition proposal relating to 50% of its or one of its subsidiaries capital stock or assets or (b) enter into an agreement with respect to such transaction, whether or not the transaction is subsequently completed;

    . Mohawk terminates the merger agreement pursuant to a Dal-Tile withdrawal termination discussed above under "--Waiver, Amendment, and Termination"; or

    . Dal-Tile terminates the merger agreement pursuant to a Dal-Tile superior offer termination discussed above under "--Waiver, Amendment, and Termination."

   If the termination fee is payable as a result of one of the first three reasons above, the termination fee must be paid at or prior to the earlier of the date of completion of the acquisition transaction or the date of execution of an agreement with respect to the acquisition transaction. If the termination fee is payable as a result of the fourth reason above, the termination fee must be paid no later than two business days from the date of termination of the merger agreement. If the termination fee is payable as a result of the final reason above, the termination fee must be paid concurrently with the delivery of the notice of termination of the merger agreement.

   In the event the termination fee is paid to Mohawk pursuant to the terms of the merger agreement, Mohawk has agreed pursuant to the terms of the commitments for the proposed financing for the merger to pay the committed financial institutions 10% of any such termination fee.

   The parties have agreed that the payment of the fees and expenses discussed above are not to be deemed liquidated damages for the willful breach by Dal-Tile of the terms of the merger agreement and do not otherwise limit the rights of Mohawk, except that, if Mohawk is entitled to receive a termination fee as a result of the third reason above, Mohawk must elect to either (i) receive the termination fee and, upon receipt of the termination fee, dismiss with prejudice any pending litigation against Dal-Tile, or release Dal-Tile from any liability, relating to a breach by Dal-Tile of its covenants and agreements under the merger agreement or (ii) waive its right to receive the termination fee.

Interests of Certain Persons in the Merger

   In considering the recommendation of the Dal-Tile board to vote for approval of the merger and the recommendation of the Mohawk board to vote in favor of the issuance of Mohawk common stock in the merger, you should be aware that members of Dal-Tile's executive management and its directors have interests in the merger that are different from, and in addition to, the interests of other Mohawk and Dal-Tile stockholders.

   Change in Control Agreements--Chief Executive Officer and Chief Financial Officer. Dal-Tile has entered into change in control agreements with Mr. Sardas and Mr. Wellborn. Each of the agreements has a term that runs until December 31, 2005, and will automatically be extended by one year beginning on January 1, 2004 (and each following year) unless the employer provides six months' prior notice of non-renewal. Under the agreements, following a change in control of Dal-Tile, the executive's base salary and target bonus cannot be reduced and will continue through the term of the agreement, and benefits will continue in substantially the same form and amount. Both agreements provide for severance payments following a change in control if (i) they are terminated within two years after such change in control, or (ii) with respect to Mr. Sardas, he elects to terminate his employment between 90 and 365 days, after such change in control, and with respect to Mr. Wellborn, he elects to terminate his employment between 180 and 365 days, after such change in control. The payments to each executive are to be made in a lump sum amount equal to three times his annual salary plus bonus (calculated as the higher of his target bonus for the termination year or his average bonus over the prior two years). Additionally, each is entitled to a lump sum pro rata payment of his target bonus for the year of termination, continuation of medical and dental benefits for three years from termination, an excise tax gross-up if he is impacted by Section 280G of the Internal Revenue Code (unless the applicable amounts exceed the cap limit by less than $50,000), tax preparation services provided and paid for by Dal-Tile for tax years affected by the change in control, and payment of legal fees and expenses associated with the termination or enforcement of the agreement. The merger will constitute a change in control under the agreements.

   Change in Control Agreements--Vice Presidents. Dal-Tile has also entered into change in control agreements with its 13 vice presidents. The agreements generally have the same terms as the Sardas and Wellborn agreements, except that severance is calculated as 21/2 times salary and bonus (rather than 3 times salary and bonus), and benefit continuation lasts for 30 months following termination (rather than 36 months). In addition, severance following a change in control is only triggered upon termination by the employer without cause (as defined in the agreement) or by the executive for "good reason" (as described below). Unlike the Sardas and Wellborn agreements, severance is not paid upon death or disability, and the executives cannot collect severance for voluntary termination unless it is for good reason. Under the vice president agreements, "good reason" includes the following:

    . Failure by the employer to maintain salary, target bonus opportunities, and benefits;

    . Any purported termination of employment that does not comply with the applicable notice provisions;

    . Failure to elect or maintain the employee in the same (or a substantially equivalent) office or position; or removal as a director if employee was a director prior to the change in control;

    . A significant adverse change in the nature or scope of the executive's authorities, responsibilities, or duties that is not remedied within 10 days of employee's written notice;

    . A relocation of the company's principal offices, or requiring employee to have his principal location of work changed, in excess of 50 miles, or to travel away from his office significantly more (in terms of either consecutive days or aggregate days in any calendar year) than was required of him before the change in control, in either case without his prior written consent; or

    . The cessation of the company's status as a corporation the stock of which is publicly traded on a national securities exchange.

   The merger will constitute a change in control under the agreements.

   Stock Options. All unvested options to purchase Dal-Tile common stock granted under Dal-Tile's stock plans will become fully exercisable upon completion of the merger. At the time of the merger, each unexercised option will be cashed out in part and converted in part (either upon completion of the merger or upon exercise) into options to acquires shares of Mohawk common stock. See "The Merger--Effect of the Merger on Dal-Tile Options" for a more detailed discussion of the treatment of Dal-Tile's options under the merger agreement.

   Directors' and Officers' Liability. Mohawk and Dal-Tile have agreed that the officers, directors and other affiliates of each of the companies shall not be liable for breaches of the merger agreement or the transactions contemplated by the merger agreement, except for (a) instances of actual, intentional misrepresentation of facts by Dal-Tile to its independent auditors or of any item reflected in Dal-Tile's reports to the Securities and Exchange Commission since January 1, 1998, to the extent any such misrepresentations have caused such filings to materially misstate Dal-Tile's financial position, and (b) actions taken by such affiliates of Dal-Tile that would violate the non-solicitation provisions of Section 8.3 of the merger agreement to the extent Mohawk elects to specifically enforce such provision.

   Indemnification and Release. Mohawk and Dal-Tile have agreed that all rights to indemnification and limitations on liability under the Dal-Tile charter documents and indemnification agreements will survive the merger. Subject to limitations, directors' and officers' liability insurance coverage substantially equivalent to levels of coverage currently in effect under Dal-Tile's existing directors' and officers' liability insurance will be maintained for six years. Mohawk has agreed to release directors, officers and affiliates of Dal-Tile from any liability or obligation in connection with or under the merger agreement or voting agreements except to the extent that any person is an express signatory party and except for claims for specific intentional misrepresentations and violations of the non-solicitation provisions described above.

Employee Benefits and Contracts

   The merger agreement requires Mohawk to provide Dal-Tile employees with employee benefits under the Dal-Tile benefit plans (other than benefits under the stock option plan) which when taken as a whole are substantially similar to those provided by Dal-Tile prior to the effective time of the merger. However, the merger agreement also allows Mohawk, at its option, to provide Dal-Tile employees with employee benefits under the Mohawk benefit plans (other than benefits under the stock option plan) which when taken as a whole are substantially similar to those currently provided by Mohawk to its similarly situated employees.

   If Mohawk chooses to provide benefits under its own benefit plans, then, for purposes of participation, vesting and, except with respect to Mohawk retirement plans, benefit accrual, credit under such plans will be given for past service with Dal-Tile. Additionally, Mohawk has agreed to waive any waiting periods and restrictions on pre-existing conditions for Dal-Tile employees to be covered by Mohawk welfare benefit plans. Mohawk has also agreed to cause any deductible made by such Dal-Tile employees under Dal-Tile welfare benefit plans to be credited to such employees under the Mohawk welfare benefit plans. All employment and severance, consulting or other compensation agreements disclosed to Mohawk will be expressly assumed by Mohawk.

Resales of Mohawk Common Stock

   The shares of Mohawk common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of Mohawk stock issued to any person who is deemed to be an "affiliate" of either Mohawk or Dal-Tile at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either Mohawk or Dal-Tile and may include our respective executive officers and directors, as well as our significant stockholders. Affiliates may not sell their shares of Mohawk common stock acquired in connection with the merger except pursuant to:

    . an effective registration statement under the Securities Act covering the resale of those shares;

    .  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

    .  any other applicable exemption under the Securities Act.

   Mohawk's registration statement on Form S-4, of which this joint proxy statement-prospectus forms a part, does not cover the resale of shares of Mohawk common stock to be received by affiliates of Dal-Tile in the merger.

Appraisal Rights

   Delaware law entitles the holders of record of shares of Dal-Tile common stock who follow the procedures specified in Section 262 of the Delaware General Corporation Law to have their shares appraised by the Delaware Court of Chancery and to receive the "fair value" of those shares as of the completion of the merger as determined by the court in place of the merger consideration. In order to exercise these rights, a stockholder must demand and perfect the rights in accordance with Section 262. The following is a summary of the material provisions of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached as Annex F to this joint proxy statement-prospectus. Stockholders should carefully review Section 262 as well as the information discussed below.

   If a stockholder of Dal-Tile elects to exercise the right to an appraisal under Section 262, that stockholder must do all of the following:

    . deliver to Dal-Tile at its main office in Dallas, Texas, a written demand for appraisal of shares of Dal-Tile common stock held, which demand must reasonably inform Dal-Tile of the identity of the stockholder and that the demanding stockholder is demanding appraisal, before the vote is taken on the merger agreement at the Dal-Tile special meeting; this written demand for appraisal must be in addition to and separate from any proxy or vote against the merger agreement; neither voting against, abstaining from voting nor failing to vote on the merger agreement will constitute a demand for appraisal within the meaning of
       Section 262;

    . not vote in favor of the merger agreement; a failure to vote or abstaining from voting will satisfy this requirement, but a vote in favor of the merger agreement, by proxy or in person, or the return of a signed proxy that does not specify an abstention or a vote against adoption of the merger agreement, will constitute a vote in favor of the merger agreement, a waiver of the stockholder's right of appraisal and will nullify any previously filed written demand for appraisal; and

    . continuously hold the shares of record until the completion of the merger.

   All written demands for appraisal should be addressed to Dal-Tile International Inc., 7834 Hawn Freeway, Dallas, Texas 75217, Attention: Mark A. Solls, before the vote is taken on the merger agreement at the Dal-Tile special meeting. The demand must reasonably inform Dal-Tile of the identity of the stockholder and that the stockholder is demanding appraisal of his, her or its shares of Dal-Tile common stock.

   The written demand for appraisal must be executed by or for the record holder of shares of Dal-Tile common stock, fully and correctly, as the holder's name appears on the certificate(s) for their shares. If the shares of Dal-Tile common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

   A beneficial owner of shares of Dal-Tile common stock held in "street name" who desires appraisal should take actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares. Shares of Dal-Tile common stock held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. and others. Any beneficial owner desiring appraisal who holds shares of Dal-Tile common stock through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of the shares should instruct the firm, bank or institution that the demand for appraisal should be made by the record holder of the shares which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Dal-Tile of the identity of the holder(s) of record, which may be a nominee as described above, and of the holder's intention to seek appraisal of the shares of Dal-Tile common stock.

   A record holder, such as a broker, fiduciary, depository or other nominee, who holds shares of Dal-Tile common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of the shares as to which the person is the record owner. In that case, the written demand must set forth the number of shares of Dal-Tile common stock covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Dal-Tile common stock outstanding in the name of the record owner.

   Within ten days after the completion of the merger, the surviving corporation of the merger will give written notice of the date of the completion of the merger to each stockholder of Dal-Tile who has properly demanded appraisal and satisfied the requirements of Section 262, referred to in this document as a dissenting stockholder. Within 120 days after the completion of the merger, the surviving corporation or any dissenting stockholder may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Dal-Tile common stock that are held by all dissenting stockholders. The surviving corporation is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of former stockholders of Dal-Tile seeking appraisal rights to initiate all necessary actions to perfect appraisal rights within the time prescribed by Section 262.

   If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and will determine the fair value of the shares of Dal-Tile common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining fair value, the court shall take into account all relevant factors. The Delaware Supreme Court has stated, among other things, that "proof of value by any techniques or methods which are generally acceptable in the financial community and otherwise admissible in court'' should be considered in an appraisal proceeding. In addition, Delaware courts have decided that the statutory appraisal remedy may or may not be, depending on the factual circumstances, the stockholder's exclusive remedy in connection with transactions such as the merger. The court may determine fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal shall cease. The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Dal-Tile common stock entitled to appraisal.

   From and after the completion of the merger, no dissenting stockholder shall have any rights of a Dal-Tile stockholder with respect to that holder's shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder's shares of Dal-Tile common stock, if any, payable to Dal-Tile stockholders of record as of a date prior to the completion of the merger. If a dissenting stockholder delivers to the surviving corporation a written withdrawal of the demand for an appraisal within 60 days after the completion of the merger or subsequently with the written approval of the surviving corporation, or, if no petition for appraisal is filed within 120 days after the completion of the merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration. Once a petition for appraisal is filed with the Delaware court, the appraisal proceeding may not be dismissed as to any stockholder without the approval of the court.

   If you wish to exercise your appraisal rights, you must not vote in favor of the merger agreement and must strictly comply with the procedures set forth in
Section 262 of the Delaware General Corporation Law.

   If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of these rights.

Voting Agreements

   The following summary of the Dal-Tile voting agreements and the Mohawk voting agreement is qualified in its entirety by reference to the text of each voting agreement, each of which are incorporated by reference. The form of voting agreement executed by Dal-Tile stockholders is attached as Annex B and the voting agreement executed by Aladdin Partners, L.P. is attached as Annex C to this joint proxy statement-prospectus.

   In connection with the execution and delivery of the merger agreement, all of the members of the Dal-Tile board of directors and several Dal-Tile executive officers entered into a voting agreement with Mohawk under which these stockholders agreed to vote all their shares of Dal-Tile common stock in favor of the adoption of the merger agreement. These stockholders also agreed to vote all their shares of Dal-Tile common stock against the approval of any transaction made in opposition to or in competition with the merger. As of the date of this joint proxy statement-prospectus, these stockholders owned shares of Dal-Tile common stock representing approximately 1.9% of the total voting power of the outstanding shares of Dal-Tile common stock.

   The voting agreement executed by the Dal-Tile stockholders prohibits, subject to limited exceptions, any stockholder from transferring or making an arrangement to transfer any shares, except to a person who agrees to be bound by the terms of the voting agreement. Each voting agreement executed by the Dal-Tile stockholders also provides that any shares of Dal-Tile stock that are subsequently acquired will also be subject to the voting agreement. As of the date of this joint proxy statement-prospectus, these stockholders hold currently exercisable options to purchase an additional 7,019,523 shares or 11.1%, based on the number of shares of Dal-Tile currently outstanding common stock.

   Also in connection with the execution and delivery of the merger agreement, Aladdin Partners, L.P., a partnership controlled by Jeffrey S. Lorberbaum, president and chief executive officer of Mohawk, entered into a voting agreement with Dal-Tile under which Aladdin Partners agreed to vote all of its shares of Mohawk common stock in favor of the issuance of Mohawk shares in the merger. Aladdin Partners also agreed to vote all of its shares of Mohawk common stock against any other action that could impede or otherwise adversely affect the consummation of the merger. As of the date of this joint proxy statement-prospectus, Aladdin Partners owned shares of Mohawk common stock representing approximately 18.8% of the total voting power of the outstanding shares of Mohawk common stock.

   Under the voting agreement, Aladdin Partners may transfer 1,900,000, or approximately 3.6% of the total voting power of the outstanding shares, of Mohawk common stock without restriction. Otherwise, the voting agreement prohibits Aladdin Partners from transferring or making an arrangement to transfer any shares, except to a person who agrees to be bound by the terms of the voting agreement.

   All voting agreements terminate upon the earlier to occur of the completion of the merger or the termination of the merger agreement in accordance with its terms.

Financing

   The total amount of cash and borrowings required to complete the merger, including payment of the cash merger consideration, payments in respect of the cash-out of one-half of the Dal-Tile options, refinancing of the existing indebtedness of Dal-Tile and transaction fees and expenses is estimated to be approximately $967.9 million based on the pro forma combined balance sheet of Mohawk and Dal-Tile at September 29, 2001. Mohawk has entered into a commitment letter with First Union Investors, Inc. (and one of its affiliates), Goldman Sachs Credit Partners, L.P. and SunTrust Bank with respect to financing the merger. These financial institutions have agreed, on the terms and subject to the conditions in the commitment letter, to provide a 364-day term loan facility of up to $700 million. At the option of these financial institutions, but without limiting their commitment to provide the entire facility, portions of the term loan facility may be provided by other financial institutions. In addition, Mohawk intends to borrow up to $167.9 million under its existing revolving credit facility and to sell up to $100 million of Dal-Tile's accounts receivables under a new receivables securitization facility. If the commitment letter is terminated or if the funding under the commitment letter is reasonably likely to be unavailable at closing, Mohawk will use its best efforts to obtain financing from other sources. Mohawk is obligated to complete the merger regardless of whether it obtains the financing contemplated by the commitment letter or alternative financing.

   The commitment is conditioned on, among other things:

    . there being no adverse change in general financial, banking or capital market conditions that would impair or prevent the syndication of the term loan facility or the issuance of securities which are to replace the term loan facility;

    .  Mohawk not entering into alternate financing arrangements;

    . the material accuracy of all information provided by Mohawk to the lenders;

    . the completion of definitive documentation relating to the term loan facility (and satisfaction of any conditions in those documents) and the merger;

    . there being no material omissions or inaccuracies in information Mohawk provided to the financial institutions; and

    .  compliance with all applicable laws and regulations.

The commitment expires on March 31, 2002 if the merger has not been completed by that time.

   Term Loan Facility. Mohawk's obligations under the term loan facility will not be secured by Mohawk's assets but, if the rating on Mohawk's senior, unsecured debt falls below investment grade, the lenders will have the right to require Mohawk to provide security. The term loan facility will mature 364 days from the funding date. Mohawk may prepay amounts borrowed under the facility at any time, without premium or penalty (other than customary yield maintenance payments).

   The interest rate applicable to the term loan facility will be, at Mohawk's option, the London interbank offered rate, or LIBOR, plus a margin or the alternate base rate, or ABR, plus a margin. The ABR is the higher of the First Union prime rate or the federal funds rate plus .5%.

   The applicable margin will also vary depending on the rating on Mohawk's senior, unsecured debt. Also, in the case of either LIBOR loans or ABR loans, the applicable margin will increase by .25% as of the end of each 90-day period after the funding date that amounts under the applicable loan remain outstanding.

   Further, the commitment requires Mohawk to pay the financial institutions 10% of any termination fee that Dal-Tile pays to Mohawk pursuant to the terms of the merger agreement. See "--Expenses and Fees."

   The credit documents evidencing the term loan facility will contain, among other things:

    .  representations and warranties;

    .  affirmative, negative, and financial covenants; and

    .  events of default.

   These terms have not yet been agreed upon. In addition, Mohawk will indemnify the lenders for costs, expenses and liabilities, including fees and expenses of counsel, relating to the term loan facility and the transactions contemplated by the credit documents.

   Mohawk intends to refinance the term loan as soon as practicable after completion of the merger through the private placement of senior, unsecured notes.

Stockholder Lawsuit Challenging the Merger

   On or about November 27, 2001, Frank Steinle, an individual stockholder of Dal-Tile, purporting to represent a class of holders of Dal-Tile common stock, filed a putative Class Action Complaint against Dal-Tile International Inc., Martin C. Murrer, John F. Fiedler, Norman E. Wells, Jr., Jacques R. Sardas, Charles J. Pilliod, Jr., Douglas D. Danforth and Vincent A. Mai in the 162/nd/ Judicial District Court, Dallas County, Texas, Cause No. 01-10231. The complaint alleges that the defendants breached their fiduciary duties by agreeing to the merger. The complaint seeks injunctive relief and costs and disbursements of the action, including attorneys' and experts' fees. The defendants in this action believe that the complaint is without merit.

                           INFORMATION ABOUT MOHAWK

   Mohawk is a leading producer of tufted and woven broadloom carpet and rugs for residential and commercial applications. Mohawk is the second largest carpet and rug manufacturer in the United States, with net sales of approximately $3.3 billion in 2000.

   Mohawk designs, manufactures and markets hundreds of styles of carpet, rugs and mats in a broad range of colors, textures and patterns, as well as carpet padding. In addition, Mohawk sells hard surface floorcovering products, which include tile, laminate, vinyl and wood products. Mohawk positions its products in all price ranges and emphasizes quality, style, performance and service. Mohawk is widely recognized through its premier brand names, "Mohawk" "Aladdin" "American Rug Craftsmen" "American Weavers" "Mohawk Home" "Bigelow" "Bigelow Commercial" "Crown Craft," "Custom Weave" "Durkan" "Galaxy" "Harbinger" "Helios" "Horizon" "Image" "Karastan" "Karastan Contract" "Mohawk Commercial" "Newmark Rug" "Worl" and "WundaWeve" and markets its products primarily through carpet retailers, home centers, mass merchandisers, department stores, commercial dealers, and commercial end users. Some products are also marketed through private labeling programs.

   Mohawk's manufacturing operations are vertically integrated and include the extrusion of resin and post-consumer plastics into other materials used in the manufacturing process like polypropylene, polyester and nylon fiber, yarn processing, tufting, weaving, dyeing, coating and finishing.

   Mohawk is a Delaware corporation located at 160 S. Industrial Boulevard, Calhoun, Georgia 30703, and its telephone number is (706) 629-7721.

                          INFORMATION ABOUT DAL-TILE

   Dal-Tile believes it is the leading manufacturer, marketer and distributor of ceramic tile and natural stone in the United States and one of the largest in the world. Dal-Tile produces a broad line of wall, floor, quarry and mosaic tile products used in the residential and commercial markets for both new construction and remodeling. Most of Dal-Tile's products are marketed under its daltile and American Olean brand names.

   Dal-Tile is organized into three strategic business units: company-operated sales and service centers, independent distributors and home center retailers. Dal-Tile's company-operated sales center unit maintains over 200 sales and service centers in the United States, Canada and Puerto Rico. Dal-Tile's independent distributor unit distributes the American Olean brand through approximately 200 independent distributor locations and five company-operated sales and service centers serving a variety of residential and commercial customers. Dal-Tile's home center retailer unit supplies products to more than 1,600 home center retail outlets operating in the do-it-yourself and buy-it-yourself markets. Each business unit has a dedicated sales force supporting that unit.

   Dal-Tile has three regional distribution centers located in California, Maryland and Texas. Additionally, Dal-Tile has showroom and design centers in Atlanta, Georgia and Dallas, Texas, where customers of local builders, remodelers, architects, designers and contractors may view and select ceramic tile and natural stone for their building projects.

   Dal-Tile is a Delaware corporation located at 7834 Hawn Freeway, Dallas, Texas 75217, and its telephone number is (214) 398-1411.

                      DESCRIPTION OF MOHAWK CAPITAL STOCK

   Mohawk is authorized by its certificate of incorporation to issue up to 150,060,000 shares of capital stock, consisting of (a) 150,000,000 shares of common stock, $.01 par value per share and (b) 60,000 shares of preferred stock, $.01 par value per share (none of which have been issued). The holders of shares of Mohawk common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of such shares exclusively possess all voting power. The Mohawk certificate of incorporation provides for a classified board of directors and does not provide for cumulative voting for the election of directors. The holders of shares of Mohawk common stock are entitled to such dividends as may be declared from time to time by the board of directors from funds legally available therefor, and are entitled to receive pro rata all assets of Mohawk available for distribution to those holders upon liquidation. No shares of Mohawk common stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund. The Mohawk certificate of incorporation authorizes the board of directors, without further stockholder approval, to issue preferred stock and to fix, with respect to any series of preferred stock, the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock issued. See "Effect of the Merger on Rights of Stockholders."

            EFFECT OF THE MERGER ON RIGHTS OF DAL-TILE STOCKHOLDERS

   Mohawk and Dal-Tile are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Mohawk capital stock and Dal-Tile capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, holders of Dal-Tile common stock will become holders of Mohawk common stock and their rights will be governed by Delaware law, the Mohawk certificate of incorporation and the Mohawk bylaws.

   This section of the joint proxy statement-prospectus describes the material differences between the rights of Mohawk stockholders and Dal-Tile stockholders. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist.

All Mohawk stockholders and Dal-Tile stockholders are urged to read carefully the relevant provisions of Delaware law, as well as the certificates of incorporation and bylaws of each of Mohawk and Dal-Tile. Copies of th e certificates of incorporation and bylaws of Mohawk and Dal-Tile will be sent to Mohawk stockholders and Dal-Tile stockholders, as applicable, upon request. See "Where You Can Find More Information."

Capitalization

   Mohawk. The authorized capital stock of Mohawk consists of:

    .  150,000,000 shares of Mohawk common stock; and

    .  60,000 shares of Mohawk preferred stock.

   Dal-Tile. The authorized capital stock of Dal-Tile consists of:

    .  200,000,000 shares of Dal-Tile common stock; and

    .  11,100,000 shares of Dal-Tile preferred stock.

Voting Rights

   Mohawk. Each holder of Mohawk common stock has the right to cast one vote for each share of Mohawk common stock held of record on all matters submitted to a vote of stockholders of Mohawk, including the election of directors. Holders of Mohawk common stock do not have cumulative voting rights.

   Dal-Tile. Each holder of Dal-Tile common stock has the right to cast one vote for each share of Dal-Tile common stock held of record on matters submitted to a vote of stockholders of Dal-Tile, including the election of directors. Holders of Dal-Tile common stock do not have cumulative voting rights.

Number and Election of Directors

   Mohawk. The board of directors of Mohawk currently has seven members. The Mohawk certificate of incorporation provides that the number of directors of Mohawk will not be less than two or more than 11, with the exact number of directors to be fixed from time to time by the Mohawk board of directors by a resolution approved by a majority of the directors.

   The Mohawk board of directors is divided into three classes, as nearly equal in size as possible, with one class being elected each year. Members of the Mohawk board of directors are elected to serve a term of three years, and until their successors are elected and qualified.

   The Mohawk bylaws provide for directors to be elected by a plurality of the votes cast by Mohawk stockholders entitled to vote in the election of directors at a meeting at which a quorum is present.

   Dal-Tile. The Dal-Tile bylaws provide that the Dal-Tile board of directors will consist of five directors. The number of directors may be changed only by amendment of the bylaws.

   Neither the Dal-Tile certificate of incorporation nor the Dal-Tile bylaws provides for a staggered board of directors.

   The Dal-Tile bylaws provide for directors to be elected by a plurality of the votes cast by Dal-Tile stockholders entitled to vote in the election of directors at a meeting at which a quorum is present.

Removal of Directors and Vacancies on the Board of Directors

   General. Delaware law provides that, except in the case of a classified board of directors or where cumulative voting applies, a director, or the entire board of directors, of a corporation may be removed, with or without cause, by the affirmative vote of a majority of the shares of the corporation entitled to vote at an election of directors.

   Delaware law also provides that if, at the time of the filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the outstanding stock of the corporation having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office.

   Mohawk. Because Mohawk has a classified board and the certificate of incorporation and bylaws do not provide otherwise, Mohawk's directors may only be removed for cause and only by the affirmative vote of the holders of at least a majority of the shares then entitled to vote generally in the election of directors.

   Vacancies on the board of directors of Mohawk, including vacancies resulting from an increase in the authorized number of directors or from the death, resignation or removal of a director, may be filled only by a majority vote of the directors then in office, although less than a quorum, or by the sole remaining director. Pursuant to Delaware law, directors elected to fill any vacancy shall serve for the remainder of the term of directors of their class and until their successors are elected and qualified.

   Dal-Tile. Pursuant to the Dal-Tile bylaws, and Delaware law, Dal-Tile's stockholders may, at a special meeting, remove any member of the board of director with or without cause by the affirmative vote of a majority of the shares of Dal-Tile common stock entitled to vote at an election of directors. The stockholders also have the right to fill the vacancy created by such removal at such special meeting. If the stockholders do not fill the vacancy at the special meeting, the majority of the directors then in office, although less than a quorum, may fill the vacancy. Additionally the majority of the directors then in office, although less than a quorum, may fill any vacancies created by the death or resignation of any director or for any other reason or by an increase in the size of the board. Directors elected to fill vacancies shall serve until their successors are elected and qualified or until their earlier resignation or removal.

Amendments to the Certificate of Incorporation

   General. Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation's board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation's certificate of incorporation.

   Mohawk. Mohawk's certificate of incorporation requires that the affirmative vote of the holders of at least 80% of the votes entitled to be cast by the holders of all then outstanding shares of capital stock, voting together as a single class, in order to make, alter, amend, change, add to or repeal any provision of the certificate relating to the number of members of the board of directors, board classification, vacancies and removal of directors or to amend any other provision of the certificate of incorporation in a manner inconsistent with these provisions. Other amendments to the certificate of incorporation are governed by Delaware law and, therefore, require the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.

   Dal-Tile. Dal-Tile's certificate of incorporation does not impose a higher vote requirement than the requirement imposed by Delaware law to amend any provision of the certificate.

Amendments to the Bylaws

   General. Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power.

   Mohawk. Mohawk's certificate of incorporation authorizes the Mohawk board of directors to adopt, alter, amend or repeal any provision of Mohawk's bylaws except as otherwise provided in the bylaws. Mohawk's bylaws provide that they may be amended or repealed by the affirmative vote of a majority of directors then in office. Mohawk's bylaws further provide that any provision of Mohawk's bylaws may be amended or repealed by a vote of the holders of a majority of the shares of capital stock entitled to vote.

   Dal-Tile. Dal-Tile's certificate of incorporation authorizes the Dal-Tile board of directors to make, alter, amend or repeal Dal-Tile's bylaws. Dal-Tile's bylaws provide that they may be altered, amended or repealed or new bylaws adopted if approved by a majority of all of the members of the board of directors or by the holders of a majority of the total outstanding shares of Dal-Tile voting stock entitled to vote at any meeting of stockholders.

Action by Written Consent

   General. Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.

   Mohawk. The Mohawk certificate of incorporation limits the ability of its stockholders to act by written consent by requiring any action by written consent to be unanimous.

   Dal-Tile. The Dal-Tile bylaws authorize stockholder action without a meeting if a consent in writing is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote are present and voted.

Ability to Call Special Stockholder Meetings

   Mohawk. Special meetings of Mohawk stockholders may be called by Mohawk's board of directors or by the chairman of the board. Stockholders do not have the right to call a special meeting or to propose any business to be conducted at a special meeting.

   Dal-Tile. Special meetings of Dal-Tile stockholders may be called by Dal-Tile's board of directors, the chairman of the board, or the president. Additionally, a special meeting will be called if requested in writing by the stockholders holding together at least 50% of the number of shares of stock entitled to vote at the meeting. Stockholders do not have the right to propose any business to be conducted at a special meeting.

Notice of Stockholder Action

   Mohawk. Under the Mohawk bylaws, in order for a stockholder to nominate candidates for election to Mohawk's board of directors at any annual meeting of stockholders or any special stockholder meeting at which directors will be elected, timely written notice must be given to the Secretary of Mohawk before the annual or special meeting. Similarly, in order for a stockholder to propose business to be brought before any annual stockholder meeting, timely written notice must be given to the Secretary of Mohawk before the annual meeting.

   Under Mohawk's bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual meeting must be made in accordance with rules of the SEC regarding stockholder proposals then in effect. The SEC's rules provide that notice must be received at the offices of Mohawk no less than 120 days before the date of Mohawk's proxy statement for the preceding year's annual meeting. If Mohawk did not hold an annual meeting in the preceding year or if the date of the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, notice will also be timely if delivered a reasonable time before Mohawk begins to print and mail its proxy materials for the annual meeting. In the case of a special meeting, notice of a stockholder nomination must be received no later than the earlier of the 30/th/ day following public announcement that a matter will be submitted to stockholders for a vote at a special meeting or the 15/th/ day following the date on which notice of the special meeting is given.

   A stockholder's notice to Mohawk must set forth the stockholder's name and business address, the stockholder's name and address as they appear in Mohawk's records and the number of shares of Mohawk common stock which are beneficially owned by the stockholder. If any other persons are acting together with the stockholder, this information must be provided with respect to those persons as well.

   Notices relating to stockholders proposals must also include a brief description of the business the stockholder proposes to bring before the meeting, any material information relating to the proposal and any other information the Mohawk board of directors reasonably determines is necessary for the board and the stockholders to consider the proposal.

   Notices relating to stockholder nominations to the board of directors must include the following information:

    . the name, date of birth, business address and residence address of the person to be nominated;

    . the business experience during the past five years of the nominee, including the nominee's principal occupations and employment during that period, the name and principal business of any organization in which such employment was carried on and other information about the nominee's responsibilities and level of professional competence to enable an assessment of the nominee's prior business experience;

    . whether the nominee is or has ever been at any time a director, officer or owner of five percent or more of any class of equity security in any corporation or other entity;

    . any directorships held by the nominee in any company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of that act or any company registered as an investment company under the Investment Company Act of 1940;

    . whether, in the last five years, the nominee has been convicted in a criminal proceeding or has been subject to a judgment, order, finding or decree of any governmental entity concerning any violation of any law or any proceeding in bankruptcy, which may be material to an evaluation of the ability or integrity of the nominee; and

    . the consent of each nominee to serve as a director of Mohawk if so elected.

The presiding officer at any Mohawk stockholder meeting has the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in Mohawk's bylaws and Delaware law. If the presiding officer determines that the nomination or proposal is not in compliance, the presiding officer may declare that the defective proposal or nomination will be disregarded.

   Dal-Tile. Under the Dal-Tile bylaws, in order for a stockholder to nominate persons for election to the board of directors at an annual meeting of stockholders or at a special meeting called for the purpose of electing directors or to propose any business to be conducted at an annual meeting, the stockholder must be a holder of record at the time of giving notice in accordance with the provisions of the Dal-Tile bylaws and at the time of the record date for determination of stockholders entitled to vote at the meeting and must otherwise comply with the procedures set forth in the Dal-Tile bylaws.

   For business to be properly brought before an annual meeting by a stockholder, including the nomination of candidates for election to Dal-Tile's board of directors, the stockholder must give written notice to the Secretary of Dal-Tile not less than 60 days nor more than 90 days prior to the anniversary date of the annual meeting. However, if less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, in order to be timely, must be received by Dal-Tile not later than the 10th day following the date on which the earlier of notice is first given or public disclosure of the meeting is first made. In order for a stockholder to make timely notice of a nomination for an election to the board of directors to be held at a special meeting, notice must be received by Dal-Tile not later than the 10th day following the earlier of the date on which notice of the meeting is first given or public disclosure of the meeting is first made.

   Stockholder notices relating to business to be transacted at an annual meeting or relating to the nomination of candidates for election to the board of directors must include:

    .  the stockholder's name and address as they appear on Dal-Tile's books;

    . the class or series and number of shares of Dal-Tile stock which are owned beneficially or of record by the stockholder;

    . a description of all arrangements or understandings between the stockholder and any other persons, including nominees for directors, relating to a nomination or business proposal by the stockholder, and any material interest the stockholder has in the business desired to be brought before the meeting; and

    . a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons or bring the business specified in the notice before the meeting.

   In the case of a notice relating to a stockholder proposal, the notice must also set forth a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting.

   In the case of a notice of nomination of candidates for election to Dal-Tile's board of directors, the notice must also set forth:

    . the name, age, business address and residence of the person to be nominated;

    .  the principal occupation or employment of the nominee;

    . the class or series and number of shares of capital stock of Dal-Tile owned beneficially or of record by the nominee;

    . any other information about the nominee or the stockholder nominating the nominee required to be disclosed in a proxy statement or other filing for the solicitation of proxies related to the election of directors pursuant to Section 14 of the Securities Exchange Act of 1934; and

    . the consent of each nominee to serve as a director of Dal-Tile if so elected.

   The chairman of any annual meeting of Dal-Tile's stockholders may refuse to permit any business to be brought before the meeting that fails to comply with the advance notice procedures set forth in Dal-Tile's bylaws. If the chairman determines that the nomination or proposal is not in compliance with Dal-Tile's advance notice procedures, the chairman may declare that the defective proposal or nomination will be disregarded.

Limitation of Personal Liability of Directors and Officers

   General. Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

    .  a breach of the duty of loyalty to the corporation or its stockholders;

    . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    . payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

    . any transaction from which the director derived an improper personal benefit.

   Mohawk. The Mohawk certificate of incorporation provides that no director of Mohawk will be liable to Mohawk or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

   Dal-Tile. The Dal-Tile certificate of incorporation provides that no director of Dal-Tile will be liable to Dal-Tile or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Indemnification of Directors and Officers

   General. Under Delaware law, a corporation generally may indemnify directors and officers:

    . for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

    . with respect to any criminal proceeding, if the directors and officers had no reasonable cause to believe that their conduct was unlawful.

   In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

   Mohawk. The Mohawk bylaws provide that any person who was or is a party or is threatened to be a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because that person is or was a director or officer, or is or was serving at the request of Mohawk as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by Mohawk to the fullest extent permitted by Delaware law. The indemnification rights conferred by Mohawk are not exclusive of any other right which persons seeking indemnification may be entitled under any statute, Mohawk's certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. Mohawk is authorized to purchase and maintain insurance on behalf of its directors and officers.

   In addition, Mohawk may pay expenses incurred by its directors and officers in defending a civil or criminal action, suit or proceeding because they are directors or officers in advance of the final disposition of the action, suit or proceeding. The payment of expenses will be made only if Mohawk receives an undertaking by or on behalf of a director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified by Mohawk, as authorized by Mohawk's certificate of incorporation and bylaws.

   Dal-Tile. The Dal-Tile bylaws provide for indemnification, to the fullest extent permitted by Delaware law, of any person who is or was a director or officer of Dal-Tile and who is or was involved in any manner, or who is threatened to be made involved in any manner, in any pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or other proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of Dal-Tile, or is or was serving at the request of Dal-Tile as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, although no indemnification is available to a director or officer with respect to a proceeding that was commenced by the director or officer unless the proceeding was authorized by the board of directors. The indemnification rights conferred by Dal-Tile are not exclusive of any other right which persons seeking indemnification may be entitled under any statute, Dal-Tile's certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

   Dal-Tile is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents.

   In addition, the Dal-Tile bylaws provide that all reasonable expenses incurred by or on behalf of a director or officer in connection with any investigation, claim, action, suit or proceeding will be advanced to the director or officer by Dal-Tile upon the request of the director or officer which request will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

   Dal-Tile has also entered into agreements to provide indemnification for its directors in addition to the indemnification provided for in its bylaws. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorney's fees), losses, claims, liabilities, judgments, fines and settlement amounts incurred by the person seeking indemnification in any action or proceeding, including any action by or in the right of Dal-Tile, on account of services as a director or officer of any of Dal-Tile's affiliates, or as a director or officer of any other company or enterprise that the person seeking indemnification provides services to at Dal-Tile's request

State Anti-Takeover Statutes

   General. Under the business combination statute of Delaware law, a corporation is prohibited, for a three year period following the time a stockholder becomes an interested stockholder, from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation's voting stock, unless:

    . prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    . the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

    . at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

   A business combination generally includes:

    . mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

    . specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

    . other transactions resulting in a disproportionate financial benefit to an interested stockholder.

   The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

   Mohawk. Because Mohawk has not adopted any provision in its certificate of incorporation to "opt-out" of the Delaware business combination statute, the statute is applicable to business combinations involving Mohawk. In addition, the following provisions contained in Mohawk's certificate of incorporation and bylaws may discourage or delay attempts to gain control of Mohawk. Mohawk's certificate of incorporation includes provisions (a) classifying the board of directors into three classes, (b) authorizing directors to fill vacancies on the board of directors occurring between annual stockholders meetings, (c) requiring the affirmative vote of at least 80% of the outstanding shares to alter, amend or otherwise modify any provision of the certificate relating to the number of members of the board of directors, board classification, vacancies and removal of directors or to amend any other provision of the certificate in a manner inconsistent with these provisions and (d) requiring that special meetings may be called only by the board of directors or the chairman of the board. Mohawk's bylaws include provisions governing the conduct of business at stockholder meetings and the nominations of persons for election as Mohawk directors.

   Dal-Tile. Because Dal-Tile has not adopted any provision in its certificate of incorporation to "opt-out" of the Delaware business combination statute, the statute is applicable to business combinations involving Dal-Tile.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

   Mohawk common stock is traded on the New York Stock Exchange under the symbol "MHK." Dal-Tile common stock is traded on the New York Stock Exchange under the symbol "DTL". The following table sets forth, for the indicated periods, the high and low closing sale prices for the Mohawk and Dal-Tile common stock as reported by the New York Stock Exchange. Neither Mohawk nor Dal-Tile has paid any cash dividends on their common stock during the periods indicated. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                      Mohawk      Dal-Tile
                                   Common Stock Common Stock
                                   ------------ ------------
                                    High   Low   High   Low
                                   ------ ----- -----  -----
                                      (Dollars per Share)
                   1999
                    First Quarter. $42.00 25.94 13.06   7.00
                    Second Quarter  38.56 28.19 13.00   7.50
                    Third Quarter.  30.44 18.38 13.13   6.75
                    Fourth Quarter  26.81 19.69 10.50   7.69
                   2000
                    First Quarter.  26.00 18.94 10.13   6.13
                    Second Quarter  26.25 20.50 10.50   8.00
                    Third Quarter.  27.81 21.13 12.81   7.00
                    Fourth Quarter  29.13 19.06 14.31  11.00
                   2001
                    First Quarter.  32.20 27.25 17.25  12.19
                    Second Quarter  35.46 28.06 18.55  13.69
                    Third Quarter.  46.22 29.94 19.48  11.31
                    Fourth Quarter

   On November 19, 2001, the last trading day prior to public announcement of the merger, the last sale price of Mohawk common stock as reported on the New York Stock Exchange was $51.38 per share and the last sale price of Dal-Tile common stock as reported on the New York Stock Exchange was $17.60 per share.

   Mohawk has not paid or declared any cash dividends on shares of its common stock since 1992. Mohawk's policy is to retain all net earnings for the development of its business, and it does not anticipate paying cash dividends on the Mohawk common stock in the foreseeable future. The payment of future cash dividends will be at the sole discretion of the board of directors and will depend upon Mohawk's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors. The payment of cash dividends is limited by certain covenants within various of Mohawk's loan agreements.

                    BOARD OF DIRECTORS FOLLOWING THE MERGER

   Upon completion of the merger, the board of directors of Mohawk will consist of nine individuals. Under the merger agreement, Dal-Tile will designate two members to serve on the Mohawk board of directors. will serve as a Class
director, with a term expiring in    , and     will serve as a Class
director, with a term expiring in    . The merger agreement further provides
that one of the members designated by Dal-Tile must be "independent," as defined in the rules of the New York Stock Exchange.

   Dal-Tile has designated the following individuals to serve on the Mohawk board of directors:

                             STOCKHOLDER PROPOSALS

   Whether or not the merger is completed as expected, Mohawk will hold an annual stockholders' meeting in 2002. If the merger is not completed, Dal-Tile will hold an annual stockholders' meeting in 2002. Subject to the requirements of Rule 14a-8 under the Exchange Act, stockholders of each company may present proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

   Mohawk 2002 Annual Meeting. The deadline for submission of a stockholder proposal in connection with the 2002 annual meeting of Mohawk stockholders has already passed. If, however, Mohawk schedules an annual meeting of stockholders to be held on a date after June 17, 2002, stockholders may present a proposal for inclusion in Mohawk's proxy statement and presentation at the annual meeting a reasonable time before Mohawk begins to print and mail its proxy materials. Under Mohawk's bylaws, the deadline for a stockholder to present a proposal for consideration at the special meeting is December 19, 2001.

   Dal-Tile 2002 Annual Meeting. The deadline for submission of a stockholder proposal in connection with the 2002 annual meeting of Dal-Tile stockholders is December 15, 2001. If, however, Dal-Tile schedules an annual meeting of stockholders to be held on a date after May 27, 2002, stockholders may present a proposal for inclusion in Dal-Tile's proxy statement and presentation at the annual meeting a reasonable time before Dal-Tile begins to print and mail its proxy materials.

                                    EXPERTS

   The consolidated financial statements and schedules of Mohawk Industries, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated herein by reference and in the joint proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements and schedule of Dal-Tile International Inc. and subsidiaries, as of December 29, 2000 and December 31, 1999, and for each of the years in the three-year period ended December 29, 2000 included in the Annual Report on Form 10-K of Dal-Tile International Inc., which has been incorporated herein by reference and which is referred to and made a part of this joint proxy statement-prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                   OPINIONS

   The legality of the shares of Mohawk common stock to be issued in the merger will be passed upon by Alston & Bird LLP, Atlanta, Georgia.

   Certain tax consequences of the transaction will be passed upon for Mohawk by Alston & Bird LLP, Atlanta, Georgia, and for Dal-Tile by Vinson & Elkins L.L.P., Dallas, Texas.

                      WHERE YOU CAN FIND MORE INFORMATION

   Mohawk and Dal-Tile file annual, quarterly and current reports, proxy and information statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the SEC at Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also inspect reports, proxy and information statements, and other information about Mohawk and Dal-Tile at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   Mohawk filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Mohawk common stock offered to the Dal-Tile stockholders. The registration statement contains additional information about Mohawk and the Mohawk common stock. The SEC allows Mohawk to omit certain information included in the registration statement from this joint proxy statement-prospectus. The registration statement may be inspected and copied at the SEC's public reference facilities described above.

   This joint proxy statement-prospectus incorporates important business and financial information about Mohawk and Dal-Tile that is not included in or delivered with this joint proxy statement-prospectus. The following documents filed with the SEC by Mohawk are incorporated by reference in this joint proxy statement-prospectus (SEC File No. 001-19826):

          (1) Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

          (2) Mohawk's Quarterly Reports on Form 10-Q for the three months ended March 31, 2001, June 30, 2001, and September 29, 2001; and

          (3) Mohawk's Current Reports on Form 8-K dated February 8, April 16, July 16, October 15, November 20 and December 7, 2001.

   The following documents filed with the SEC by Dal-Tile are incorporated by reference in this joint proxy statement-prospectus (SEC File No. 33-64140):

          (1) Dal-Tile's Annual Report on Form 10-K for the fiscal year ended December 29, 2000;

          (2) Dal-Tile's Quarterly Reports on Form 10-Q for the three months ended March 30, 2001, June 29, 2001, and September 28, 2001; and

          (3) Dal-Tile's Current Reports on Form 8-K dated October 29, November 20 and December 7, 2001.

   Mohawk and Dal-Tile also incorporate by reference additional documents filed by them pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement-prospectus and prior to final adjournment of the special meetings. Any statement contained in this joint proxy statement-prospectus or in a document incorporated or deemed to be incorporated by reference in this joint proxy statement-prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.

   You may obtain copies of the information incorporated by reference in this joint proxy statement-prospectus upon written or oral request. The inside front cover of this joint proxy statement-prospectus contains information about how
such requests should be made. Any request for documents should be made by    ,
2002 to ensure timely delivery of the documents.

   All information contained in this joint proxy statement-prospectus or incorporated herein by reference with respect to Mohawk was supplied by Mohawk, and all information contained in this joint proxy statement-prospectus with respect to Dal-Tile was supplied by Dal-Tile.

                          FORWARD-LOOKING STATEMENTS

   This joint proxy statement-prospectus contains "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, particularly those statements regarding the effects of the Dal-Tile acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Mohawk and Dal-Tile claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Mohawk and Dal-Tile as of today's date, and neither Mohawk nor Dal-Tile assumes any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Mohawk or the combined company and actual results may vary materially from the results and expectations discussed. Although Mohawk and Dal-Tile have entered into the merger agreement, there is no assurance that the parties will complete the merger. In the event Mohawk and Dal-Tile do not receive necessary government or stockholder approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to the following:

    .  conditions in the financial markets relevant to the proposed merger;

    .  the successful integration of Dal-Tile into Mohawk's business;

    . each company's ability to compete in the highly competitive flooring industry;

    . changes in economic conditions generally in the carpet, rug and flooring markets served by Mohawk and the combined company;

    . increased competition from other carpet, rug, ceramic tile and flooring manufacturers;

    .  increased raw material prices;

    .  the timing and level of capital expenditures;

    . the successful integration of acquisitions including the challenges inherent in diverting Mohawk's management attention and resources from other strategic matters and from operational matters for an extended period of time;

    .  the successful introduction of new products; and

    .  the successful rationalization of existing operations.

   For additional information that could cause actual results to differ materially from those described in the forward looking statements, you should refer to the Annual Report on Form 10-K for Mohawk for the year ended December 31, 2000 and the Annual Report on Form 10-K for Dal-Tile for the fiscal year ended December 29, 2000, including any amendments.

                    UNAUDITED PRO FORMA CONDENSED COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined consolidated balance sheet as of September 29, 2001 and the unaudited pro forma condensed combined consolidated statements of earnings for the nine months ended September 29, 2001 and the year ended December 31, 2000 give effect to the proposed merger, accounted for as a purchase transaction. The unaudited pro forma condensed combined consolidated financial information is based on the historical consolidated financial statements of Mohawk and Dal-Tile using the assumptions and adjustments set forth in the accompanying notes.

   The unaudited pro forma condensed combined consolidated balance sheet gives effect to the merger as if the merger had been consummated at September 29, 2001. The unaudited pro forma condensed combined consolidated statements of earnings give effect to the merger as if the merger had been consummated at January 1, 2000. While Mohawk believes that synergies and cost savings may result from the merger, the unaudited pro forma condensed combined consolidated financial information does not give effect to the anticipated synergies or cost savings in connection with the merger.

   The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with Mohawk's consolidated historical financial statements and those of Dal-Tile, including the respective notes to those statements. The pro forma information is not necessarily indicative of the combined financial position and results of operations in the future, or of the combined financial position and the results of operations, which would have resulted, had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                              September 29, 2001
                                (In thousands)

                                          Historical
                                      -------------------
                                                           Pro Forma      Pro Forma
                                        Mohawk   Dal-Tile Adjustments     Combined
ASSETS                                ---------- -------- -----------     ---------
Current assets:
   Cash.............................. $       --     899                        899
   Receivables.......................    432,651 125,784      24,598  (a)   583,033
   Inventories.......................    576,218 158,688      (6,933) (b)   727,973
   Prepaid expenses..................     13,337  20,508                     33,845
   Deferred income taxes.............     66,474      --                     66,474
                                      ---------- -------   ---------      ---------
       Total current assets..........  1,088,680 305,879      17,665      1,412,224
Property, plant and
  equipment, net.....................    630,049 225,876      56,000  (c)   911,925
Other assets and intangibles.........    115,800 161,836   1,328,947  (d) 1,606,583
                                      ---------- -------   ---------      ---------
                                      $1,834,529 693,591   1,402,612      3,930,732
                                      ========== =======   =========      =========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt. $  238,215  19,197      80,803  (e)   338,215
   Accounts payable and
     accrued expenses................    412,075 118,986                    531,061
                                      ---------- -------   ---------      ---------
       Total current liabilities.....    650,290 138,183      80,803        869,276
Deferred income taxes................     75,808  26,078     225,603  (f)   327,489
Long-term debt, less
  current portion....................    219,571 242,500     625,445  (e) 1,087,516
Other long-term liabilities..........      4,806  19,318                     24,124
                                      ---------- -------   ---------      ---------
       Total liabilities.............    950,475 426,079     931,851      2,308,405
                                      ---------- -------   ---------      ---------
Stockholders' equity.................    884,054 267,512     470,761  (g) 1,622,327
                                      ---------- -------   ---------      ---------
                                      $1,834,529 693,591   1,402,612      3,930,732
                                      ========== =======   =========      =========

     See accompanying notes to the Unaudited Pro Forma Condensed Combined
                      Consolidated Financial Information.

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             STATEMENT OF EARNINGS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 29, 2001
                     (In thousands, except per share data)

                                                          Historical
                                                      -------------------  Pro Forma    Pro Forma
                                                        Mohawk   Dal-Tile Adjustments   Combined
                                                      ---------- -------- -----------   ---------
Net sales............................................ $2,441,697 777,986    (51,627)(h) 3,168,056
Cost of sales........................................  1,826,309 410,793      4,200 (i) 2,241,302
                                                      ---------- -------    -------     ---------
       Gross profit..................................    615,388 367,193    (55,827)      926,754
Selling, general and administrative expenses.........    385,814 256,427    (55,761)(h)   586,480
                                                      ---------- -------    -------     ---------
       Operating income..............................    229,574 110,766        (66)      340,274
                                                      ---------- -------    -------     ---------
Other expense:.......................................
   Interest expense, net.............................     24,053  16,996     42,375 (j)    83,424
   Other expense, net................................      4,094   1,029      4,134 (h)     9,257
                                                      ---------- -------    -------     ---------
                                                          28,147  18,025     46,509        92,681
                                                      ---------- -------    -------     ---------
       Earnings before income taxes .................    201,427  92,741    (46,575)      247,593
Income taxes.........................................     72,028  35,705    (17,233)(k)    90,500
                                                      ---------- -------    -------     ---------
       Net earnings.................................. $  129,399  57,036    (29,342)      157,093
                                                      ========== =======    =======     =========
Basic earnings per share............................. $     2.47                             2.39
                                                      ==========                        =========
Weighted-average common shares outstanding...........     52,347             13,494 (l)    65,841
                                                      ==========            =======     =========
Diluted earnings per share........................... $     2.44                             2.35
                                                      ==========                        =========
Weighted-average common and dilutive potential common
  shares outstanding.................................     53,021             13,749 (l)    66,770
                                                      ==========            =======     =========


     See accompanying notes to the Unaudited Pro Forma Condensed Combined
                      Consolidated Financial Information.

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             STATEMENT OF EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     (In thousands, except per share data)


                                                          Historical
                                                      -------------------  Pro Forma    Pro Forma
                                                        Mohawk   Dal-Tile Adjustments   Combined
                                                      ---------- -------- -----------   ---------
Net sales............................................ $3,255,846 952,156    (64,549)(h) 4,143,453
Cost of sales........................................  2,432,997 497,933      5,600 (i) 2,936,530
                                                      ---------- -------    -------     ---------
       Gross profit..................................    822,849 454,223    (70,149)    1,206,923
Selling, general and administrative expenses.........    505,734 317,160    (70,061)(h)   752,833
Class action legal settlement........................      7,000      --                    7,000
                                                      ---------- -------    -------     ---------
       Operating income..............................    310,115 137,063        (88)      447,090
                                                      ---------- -------    -------     ---------
Other expense:
   Interest expense, net.............................     38,044  29,998     56,500 (j)   124,542
   Other expense, net................................      4,442     444      5,512 (h)    10,398
                                                      ---------- -------    -------     ---------
                                                          42,486  30,442     62,012       134,940
                                                      ---------- -------    -------     ---------
       Earnings before income taxes .................    267,629 106,621    (62,100)      312,150
Income taxes.........................................    105,030   5,864     12,208 (k)   123,102
                                                      ---------- -------    -------     ---------
       Net earnings.................................. $  162,599 100,757    (74,308)      189,048
                                                      ========== =======    =======     =========
Basic earnings per share............................. $     3.02                             2.81
                                                      ==========                        =========
Weighted-average common shares outstanding...........     53,769             13,494 (l)    67,263
                                                      ==========            =======     =========
Diluted earnings per share........................... $     3.00                             2.78
                                                      ==========                        =========
Weighted-average common and dilutive potential common
  shares outstanding.................................     54,255             13,749 (l)    68,004
                                                      ==========            =======     =========



     See accompanying notes to the Unaudited Pro Forma Condensed Combined
                      Consolidated Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial
                                  Information

   This section sets forth (i) an unaudited pro forma condensed combined consolidated balance sheet as of September 29, 2001, (ii) an unaudited pro forma condensed combined consolidated statements of earnings for the nine months ended September 29, 2001 and for the year ended December 31, 2000, and
(iii) the related notes thereto. The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Mohawk and of Dal-Tile included in the documents described under "Where You Can Find More Information."

   The unaudited pro forma condensed combined consolidated balance sheet combines the unaudited historical consolidated balance sheets of Mohawk and Dal-Tile, as of September 29, 2001 and September 28, 2001, respectively, as if the merger had been completed on September 29, 2001. The unaudited pro forma condensed combined consolidated statements of earnings combine the historical consolidated statements of earnings of Mohawk and Dal-Tile for the nine months ended September 29, 2001 and September 28, 2001 and for the years ended December 31, 2000 and December 29, 2000, respectively as if the merger had been completed on January 1, 2000. The merger will be accounted for as a purchase for financial accounting purposes as required by SFAS No. 141, Business Combinations, in accordance with accounting principles generally accepted in the United States. For purposes of preparing Mohawk's consolidated financial statements, Mohawk will establish a new basis for Dal-Tile's assets and liabilities based upon their fair values, the merger consideration and the cost of the merger. Mohawk believes that any excess cost over fair value of the net assets of Dal-Tile will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Mohawk will determine the fair value of Dal-Tile's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such determination. However, for purposes of disclosing pro forma information in this joint proxy statement-prospectus, Mohawk has made a preliminary determination of the purchase price allocation based upon current estimates and assumptions, which is subject to revision upon completion the merger.

   The unaudited pro forma condensed combined consolidated financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented. For purposes of the unaudited pro forma condensed combined consolidated financial information, certain reclassifications have been made to Dal-Tile's historical amounts to conform to Mohawk classifications.

Note 1. Purchase Price

   The merger agreement provides that, each share of Dal-Tile common stock outstanding at the completion of the merger (subject to certain limitations described below), will be converted into and become the right to receive a fraction of a share of Mohawk common stock (as described in Note 3(1)) and $11.00 in cash. The Dal-Tile stock option holders have the alternatives of (1) exercising their options prior to the effective time and converting the Dal-Tile stock resulting from the exercise to the combination of cash and Mohawk stock, (2) electing to receive (a) cash (at $22.00 per share of Dal-Tile stock) for one half of their options and (b) Mohawk stock (equal to two times the exchange ratio multiplied by the number of options) for one-half of their options or (3) continuing to hold their Dal-Tile stock options which shall become exercisable for the amount of cash and the number of shares of Mohawk common stock such holder would have received had such holder exercised their options immediately prior to the completion of the merger.

       Notes to the Unaudited Pro Forma Condensed Combined Consolidated
                       Financial Information, Continued


   The total purchase price, based upon the number of shares of Dal-Tile common stock and options outstanding at September 28, 2001, would be as follows:

                                                        (In thousands)
                                                        --------------
        Total market value of Mohawk stock to be issued   $  658,642 (1)
        Cash consideration.............................      681,248 (2)
        Estimated fair value of stock options exchanged       79,631 (3)
        Direct merger costs............................       25,000 (4)
                                                          ----------
               Total purchase price....................   $1,444,521
                                                          ==========

--------
(1) Assumes a Mohawk stock price of $48.81 per share.
(2) Represents the cash paid for outstanding Dal-Tile stock and for Dal-Tile options cashed out.
(3) Represents the fair value of Dal-Tile options exchanged for Mohawk options.
(4) Estimated direct merger costs include:

                                                  (In thousands)
                                                  --------------
Change in control payments to Dal-Tile management    $11,200
Investment banking fees..........................      8,150
Legal fees.......................................      2,500
Accounting fees..................................      1,200
Other costs......................................      1,950
                                                     -------
       Total transaction costs...................    $25,000
                                                     =======

Note 2. Allocation of Purchase Price

                                                                                                 (In thousands)
                                                                                                 --------------
Total purchase price............................................................................   $1,444,521
                                                                                                   ----------
Net assets of Dal-Tile based on historical carrying amounts as of September 28, 2001............      267,512
Income tax receivable for Dal-Tile options cashed-out...........................................       24,598
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Inventory adjustment to net realizable value....................................................       (6,933)
Property, plant and equipment...................................................................       56,000
Trademarks......................................................................................      132,511
Customer relationships..........................................................................      428,160
Deferred tax liability..........................................................................     (225,603)
                                                                                                   ----------
   Fair value of net assets acquired............................................................      676,245
                                                                                                   ----------
   Goodwill.....................................................................................   $  768,276
                                                                                                   ==========

Note 3. Pro Forma Adjustments

   The following are descriptions of the pro forma purchase accounting and other merger-related adjustments, labeled (a) through (l), which have been reflected in the accompanying pro forma condensed combined consolidated balance sheet and pro forma condensed combined consolidated statements of earnings:

(a) Represents income tax receivable on options exercised.

       Notes to the Unaudited Pro Forma Condensed Combined Consolidated
                       Financial Information, Continued


(b) Adjustment to record Dal-Tile inventories at net realizable value.

(c) Adjustment to reflect the estimated fair market value of property, plant and equipment.

(d) The adjustment of $1,328.9 million represents the estimated goodwill and other intangible assets related to the merger. In accordance with SFAS No. 142, the goodwill recorded in the merger will not be amortized. Additionally, both the trademark and customer relationship intangible assets have indefinite lives. Included in the $1,328.9 million are the following adjustments:

                       (In thousands)
                       --------------
Trademarks............   $  132,511
Customer relationships      428,160
Goodwill..............      768,276
                         ----------
                         $1,328,947
                         ==========

(e) Represents an increase in Mohawk borrowings of $967.9 million to fund the cash portion of the purchase price and to refinance Dal-Tile's existing indebtedness. Initially, Mohawk will finance the purchase price with a bridge loan, which is expected to be replaced by permanent financing. See "The Merger--Financing."

(f) Adjustment to record deferred taxes for temporary differences between the fair value and the tax bases of certain acquired assets.

(g) Represents (i) the elimination of Dal-Tile's historical stockholders' equity, (ii) the issuance by Mohawk of 13,494 common shares as the stock portion of the merger consideration, at a total market value of $658.6 million based on the Mohawk stock price of $48.81 with an exchange ratio of 0.2414 and
(iii) an adjustment of $79.6 million to record the fair value of Dal-Tile options that will be exchanged for Mohawk options. See Note 1 of the Unaudited Pro Forma Condensed Combined Consolidated Financial Information.

(h) For purposes of the unaudited pro forma condensed combined consolidated financial information, certain reclassifications have been made to Dal-Tile's historical amounts to conform to Mohawk classifications.

(i) Represents an increase in depreciation expense as a result of adjusting certain property, plant and equipment to fair value and changing Dal-Tile fixed asset useful lives to conform to Mohawk.

(j) Includes an increase in interest expense as a result of the planned borrowing to fund the cash portion of the purchase price. The increase was based on an annual interest rate of approximately 8.0% on the permanent financing.

(k) Represents the income tax effect of the pro forma adjustments at an estimated rate of 37.0%. Additionally, the historical income tax expense of Dal-Tile included a U.S. federal income tax benefit due to the reversal of a valuation allowance originally recorded in connection with Dal-Tile's net operating loss carry forward. This benefit reduced Dal-Tile's effective tax rate from an estimated 38.5% to 5.5% in 2000. However, had the merger been completed on January 1, 2000, the valuation allowance would have been reversed as of that date. Accordingly, the historical income tax expense for Dal-Tile has been increased to an estimated rate of 38.5%.

(l) Under the terms of the merger agreement, Dal-Tile stockholders will receive for each Dal-Tile share $11.00 in cash and a fraction of a share of Mohawk common stock calculated as follows: (i) .2213 of a share of Mohawk if the average closing price of Mohawk common share is greater than $54.67 per share;
(ii) a fraction of a share of Mohawk common stock equal to the quotient obtained by dividing $12.10 by the average closing price of Mohawk common stock, if the average closing price of a Mohawk common share is greater than $50.12 per share, but less than $54.68 per share; (iii) .2414 of a share of Mohawk if the average closing price of Mohawk common stock is equal to or greater than $41.00 per share, but equal to or less than $50.12 per share; (iv) a fraction of a share of Mohawk common stock equal to the quotient obtained by dividing $9.90 by the average

       Notes to the Unaudited Pro Forma Condensed Combined Consolidated
                       Financial Information, Continued

closing price, if the average closing price is greater than or equal to $36.45 per share, but less than $41.00 per share; or (v) .2716 of a share of Mohawk if the average closing price of Mohawk common stock is less than $36.45 per share. This pro forma condensed combined consolidated financial information reflects an exchange rate of .2414. The impact on diluted earnings per share for Mohawk stock price changes between $41.00 and $36.45 and between $50.12 and $54.67 is between $.01 and $.02 for each dollar of movement of the Mohawk stock price.

   Pro forma basic earnings per share was calculated by dividing pro forma net earnings by the pro forma weighted-average number of shares of Mohawk common stock outstanding during the period. Pro forma diluted earnings per share was calculated in a manner similar to that of basic earnings per share except that the pro forma weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common shares were issued during the period. In making these pro forma calculations, average outstanding shares include the additional Mohawk common shares assumed to be issued in connection with the merger, based on the 0.2414 exchange ratio. Additionally, the diluted earnings per share calculation include the Dal-Tile options converted into Mohawk options based on a 0.4828 exchange ratio, after consideration of the treasury stock method.

                                                                        ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                         AGREEMENT AND PLAN OF MERGER

                                 BY AND AMONG

                           MOHAWK INDUSTRIES, INC.,

                          MAVERICK MERGER SUB, INC.,

                                      AND

                          DAL-TILE INTERNATIONAL INC.

                         Dated as of November 19, 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                 Page
                                                                 ----
          Article 1 TRANSACTIONS AND TERMS OF MERGER............  A-2
             1.1    Merger......................................  A-2
             1.2    Time and Place of Closing...................  A-2
             1.3    Effective Time..............................  A-2
             1.4    Restructure of Transaction..................  A-2
          Article 2 TERMS OF MERGER.............................  A-3
             2.1    Charter.....................................  A-3
             2.2    Bylaws......................................  A-3
             2.3    Directors and Officers......................  A-3
          Article 3 MANNER OF CONVERTING SHARES.................  A-3
             3.1    Conversion of Shares........................  A-3
             3.2    Anti-Dilution Provisions....................  A-4
             3.3    Shares Held by Target or Buyer..............  A-4
             3.4    Dissenting Stockholders.....................  A-4
             3.5    Conversion of Stock Options.................  A-4
             3.6    Fractional Shares...........................  A-6
          Article 4 EXCHANGE OF SHARES..........................  A-6
             4.1    Exchange Procedures.........................  A-6
             4.2    Rights of Former Target Stockholders........  A-7
          Article 5 REPRESENTATIONS AND WARRANTIES OF TARGET....  A-7
             5.1    Organization, Standing, and Power...........  A-7
             5.2    Authority of Target; No Breach By Agreement.  A-8
             5.3    Capital Stock...............................  A-8
             5.4    Target Subsidiaries.........................  A-9
             5.5    SEC Filings; Financial Statements...........  A-9
             5.6    Absence of Undisclosed Liabilities.......... A-10
             5.7    Absence of Certain Changes or Events........ A-10
             5.8    Tax Matters................................. A-10
             5.9    Intellectual Property....................... A-11
             5.10   Environmental Matters....................... A-12
             5.11   Compliance with Laws........................ A-13
             5.12   Labor Relations............................. A-14
             5.13   Employee Benefit Plans...................... A-15
             5.14   Material Contracts.......................... A-17
             5.15   Legal Proceedings........................... A-18
             5.16   Information Supplied........................ A-18
             5.17   Tax and Regulatory Matters.................. A-18
             5.18   State Takeover Laws......................... A-19
             5.19   Charter Provisions.......................... A-19
             5.20   Opinion of Financial Advisor................ A-19
             5.21   Board Recommendation........................ A-19
          Article 6 REPRESENTATIONS AND WARRANTIES OF BUYER..... A-19
             6.1    Organization, Standing, and Power........... A-19
             6.2    Authority; No Breach By Agreement........... A-20
             6.3    Capital Stock............................... A-20
             6.4    SEC Filings; Financial Statements........... A-21
             6.5    Compliance with Laws........................ A-21
             6.6    Legal Proceedings........................... A-22
             6.7    Absence of Certain Changes or Events........ A-22
             6.8    Absence of Undisclosed Liabilities.......... A-22

                                                                      Page
                                                                      ----
   6.9    Tax Matters................................................ A-22
   6.10   Employee Benefits Plans; ERISA............................. A-23
   6.11   Environmental Matters...................................... A-23
   6.12   Information Supplied....................................... A-23
   6.13   Authority of Sub........................................... A-23
   6.14   Tax and Regulatory Matters................................. A-24
   6.15   Opinion of Financial Advisor............................... A-24
   6.16   Board Recommendation....................................... A-24
Article 7 CONDUCT OF BUSINESS PENDING CONSUMMATION................... A-24
   7.1    Affirmative Covenants of Target............................ A-24
   7.2    Negative Covenants of Target............................... A-24
   7.3    Covenants of Buyer......................................... A-26
   7.4    Adverse Changes in Condition............................... A-26
   7.5    Reports.................................................... A-27
Article 8 ADDITIONAL AGREEMENTS...................................... A-27
   8.1    Joint Proxy Statement/Prospectus; Registration Statement... A-27
   8.2    Meetings of Stockholders; Board Recommendation............. A-27
   8.3    Acquisition Proposals...................................... A-28
   8.4    Exchange Listing........................................... A-30
   8.5    Antitrust Notification; Consents of Regulatory Authorities. A-30
   8.6    Filings with State Offices................................. A-31
   8.7    Agreement as to Efforts to Consummate...................... A-31
   8.8    Investigation and Confidentiality.......................... A-31
   8.9    Press Releases............................................. A-32
   8.10   Tax Treatment.............................................. A-32
   8.11   Agreement of Affiliates.................................... A-32
   8.12   Employee Benefits and Contracts............................ A-33
   8.13   Indemnification............................................ A-34
   8.14   Board of Directors of Buyer................................ A-35
   8.15   Section 16(b) Board Approval............................... A-35
Article 9 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.......... A-35
   9.1    Conditions to Obligations of Each Party.................... A-35
   9.2    Conditions to Obligations of Buyer......................... A-36
   9.3    Conditions to Obligations of Target........................ A-37
Article 10 TERMINATION............................................... A-38
   10.1   Termination................................................ A-38
   10.2   Effect of Termination...................................... A-39
   10.3   Expenses................................................... A-39
Article 11 MISCELLANEOUS............................................. A-41
   11.1   Definitions................................................ A-41
   11.2   Non-Survival of Representations and Covenants.............. A-47
   11.3   Brokers and Finders........................................ A-47
   11.4   Entire Agreement........................................... A-47
   11.5   Amendments................................................. A-47
   11.6   Waivers.................................................... A-47
   11.7   Assignment................................................. A-48
   11.8   Notices.................................................... A-48
   11.9   Governing Law.............................................. A-49
   11.10  Counterparts............................................... A-49
   11.11  Captions, Articles and Sections............................ A-49
   11.12  Interpretations............................................ A-49
   11.13  Enforcement of Agreement................................... A-49
   11.14  Severability............................................... A-49
   11.15  No Affiliate Liability..................................... A-49
   11.16  Schedule Definitions....................................... A-50

 .

                                 EXHIBIT INDEX


 Exhibit  Description                 Page
 -------  -----------                 ----
Exhibit 1 Target Voting Agreements...   1
Exhibit 2 Buyer Voting Agreement.....   1
Exhibit 3 Form of Affiliate Agreement  42
Exhibit 4 Tax Certificates...........  47

                         AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of November 19, 2001 by and among MOHAWK INDUSTRIES, INC. ("Buyer"), a Delaware corporation; MAVERICK MERGER SUB, INC. ("Sub"), a Delaware corporation; and DAL-TILE INTERNATIONAL INC. ("Target"), a Delaware corporation.

                                   Preamble
                                   --------

   The respective Boards of Directors of Target, Sub and Buyer are of the opinion that the transactions described herein are advisable and in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of Target by Buyer pursuant to the merger of Target with and into Sub. At the effective time of such merger, the outstanding shares of the capital stock of Target shall be converted into the right to receive a cash payment from Buyer or the Surviving Corporation and shares of the common stock of Buyer (except as provided herein). As a result, Sub shall continue to conduct the business and operations of Target as a wholly owned subsidiary of Buyer. The transactions described in this Agreement are subject to the approvals of the stockholders of Target, the stockholders of Buyer, expiration of the required waiting period under the HSR Act, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

   Concurrently with the execution and delivery of this Agreement, as a condition and inducement to Buyer's willingness to enter into this Agreement, certain of the holders of the outstanding shares of Target Common Stock have executed and delivered to Buyer an agreement in substantially the form of
Exhibit 1 (the "Target Voting Agreements"), pursuant to which they have agreed, among other things, subject to the terms of such Target Voting Agreement, to vote the shares of Target Common Stock over which such Persons have voting power to approve and adopt this Agreement and approve the Merger.

   Concurrently with the execution and delivery of this Agreement, as a condition and inducement to Target's willingness to enter into this Agreement, a stockholder of Buyer has executed and delivered to Target an agreement in substantially the form of Exhibit 2 (the "Buyer Voting Agreement"), pursuant to which such stockholder has agreed, among other things, subject to the terms of such Buyer Voting Agreement, to vote the shares of Buyer Common Stock over which such stockholder has voting power to approve the issuance of the shares of Buyer Common Stock pursuant to the Merger.

   Certain capitalized terms used in this Agreement are defined in Section of this Agreement.

   NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                  ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER
1.1 Merger.

   Subject to the terms and conditions of this Agreement and subject to the provisions of Section 1.4 of this Agreement, at the Effective Time, Target shall be merged with and into Sub in accordance with the applicable provisions of the Delaware General Corporation Law ("DGCL") and with the effect provided therein (collectively with the Reverse Merger, the "Merger"). Sub shall be the Surviving Corporation resulting from the Merger and shall remain a wholly owned Subsidiary of Buyer and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target, Sub and Buyer and by Buyer, as the sole stockholder of Sub.

1.2 Time and Place of Closing.

   The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.

1.3 Effective Time.

   The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the first business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date or dates on which both the stockholders of Target and the stockholders of Buyer have approved this Agreement.

1.4 Restructure of Transaction.

   Notwithstanding anything in this Agreement to the contrary, if, at the close of trading on the NYSE on the day prior to the scheduled Closing Date, the holders of the outstanding shares of Target Common Stock immediately prior to the Effective Time, would not receive in the Merger, in the aggregate, an amount of Buyer Common Stock with a value as of the Effective Time equal to at least forty percent (40%) of the total value of all shares of Target Common Stock outstanding immediately prior to the Effective Time taking into account the Cash Consideration paid or to be paid to Target stockholders, then Target may elect by written notice to Buyer prior to the Effective Time to have the Merger effected pursuant to a merger of Sub with and into Target, with Target being the Surviving Corporation (the "Reverse Merger"), the conditions contained in Section 9.1(f) will be deemed to have been waived by each Party, and any inaccuracy or failure to perform the representations and covenants contained in Sections 5.17, 6.14 and 8.10 will be deemed to have been waived by each Party. The Reverse Merger would not be intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The determination of the value of Buyer Common Stock in the first sentence of this
Section 1.4 shall be based upon the Exchange Ratio and the closing sale price of a share of Buyer Common Stock on the NYSE on the trading day prior to the Effective Time. "Cash Consideration" shall be defined to mean cash or property other than Buyer Common Stock in the Merger (including (i) the aggregate Cash Payments to be paid to Target stockholders pursuant to Section 3.1(b), (ii) cash to be paid to Target stockholders who perfect their dissenters' rights (which for purposes of this Agreement will be assumed to be an amount equal to the product of (A) the number of shares of Target Common Stock for which the Target stockholders have perfected their dissenters' rights multiplied by (B) the pro rata value of the Merger Consideration relating to such number of shares calculated as of the date of this Agreement), (iii) redemptions or acquisitions of Target Common Stock by Target or parties related to Target (within the meaning of Treas. Reg. Sec. 1.368-1(e)(3) without regard to Treas. Reg. Sec. 1.368-1(e)(3)(i)(A)) in connection with the Merger, (iv) extraordinary distributions made by Target or parties related to Target (within the meaning of Treas. Reg. Sec. 1.368-1(e)(3) without regard to Treas. Reg. Sec. 1.368-1(e)(3)(i)(A)) prior to and in connection with the Merger (other than those made pursuant to Target's historic dividend practice), and (v) repurchases or acquisitions of Buyer Common Stock issued in connection with the Merger by Buyer or certain parties related to Buyer (within the meaning of Treas. Reg. Sec. 1.368-1(e)(3)). The Parties agree to take all reasonable actions, including amending this Agreement and executing any certificates, agreements or instruments necessary in order to effect the intended purposes of this Section 1.4.

                           ARTICLE 2 TERMS OF MERGER

2.1 Charter.

   The Certificate of Incorporation of Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until duly amended or repealed; provided that such Certificate of Incorporation shall be amended to reflect a change of the name of the Surviving Corporation.

2.2 Bylaws.

   The Bylaws of Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

2.3 Directors and Officers.

   The directors of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                     ARTICLE 3 MANNER OF CONVERTING SHARES

3.1 Conversion of Shares.

   Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target, Sub or the stockholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

   (a) Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

   (b) Each share of Target Common Stock (excluding shares held by any Target Entity or any Buyer Entity, and excluding shares held by stockholders who perfect their statutory dissenters' rights as provided in Section 3.4 issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from Buyer (i) a cash payment in the amount of $11.00 (less any required withholding of Taxes, the "Cash Payment") and (ii) (A) .2414 of a share of Buyer Common Stock, if the Average Closing Price (as defined below) is equal to or greater than $41.00 per share and less than or equal to $50.12 per share, or
(B) that fraction of a share of Buyer Common Stock equal to the quotient obtained by dividing $9.90 by the Average Closing Price, if the Average Closing Price is less than $41.00 and greater than or equal to $36.45, or (C) that fraction of a share of Buyer Common Stock equal to the quotient obtained by dividing $12.10 by the Average Closing Price, if the Average Closing Price is greater than $50.12 and less than or equal to $54.67, or (D) .2716 of a share of Buyer Common Stock if the Average Closing Price is less than $36.45 per share, or (E) .2213 of a share of Buyer Common Stock if the Average Closing Price is greater than $54.67 (such applicable fraction of Buyer Common Stock, the "Exchange Ratio"). The Buyer Common Stock to be issued pursuant to this Agreement, together with the Cash Payment and cash to be paid in lieu of fractional shares pursuant to Section
3.6 are referred to collectively as the "Merger Consideration." "Average Closing Price" shall be defined to mean the average of the daily closing prices for the shares of Buyer Common Stock for the twenty consecutive full trading days on which such shares are actually traded on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Buyer) ending at the close of the trading day three full trading days prior to the Closing Date.

3.2 Anti-Dilution Provisions.

   (a) In the event that Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratios and the specified Average Closing Prices identified in
Section 3.1(b) shall all be proportionately adjusted.

   (b) In the event that, prior to the Effective Time, Buyer shall consummate a merger, consolidation, share exchange or other reorganization, or any other transaction with another Person pursuant to which the holders of Buyer Common Stock receive or become entitled to receive securities, cash or other assets or any combination thereof, each holder of Target Common Stock shall be entitled to receive at the Effective Time for each share of Target Common Stock, the Cash Payment plus that amount of securities, cash or other assets that such holder would have received or become entitled to receive had such holder been the record holder of the number of shares of Buyer Common Stock issuable to such holder of Target Common Stock pursuant to Section 3.1(b) had the Effective Time occurred immediately prior to the consummation of such transaction.

3.3 Shares Held by Target or Buyer.

   Each of the shares of Target Common Stock held by any Target Entity or by any Buyer Entity shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.4 Dissenting Stockholders.

   Any holder of shares of Target Common Stock who perfects such holder's dissenters' rights in accordance with and as contemplated by Section 262 of the DGCL shall be entitled to receive from the Surviving Corporation the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the DGCL and surrendered to Target the Certificate or Certificates (as defined below) representing the shares for which payment is being made. In the event that after the Effective Time a dissenting stockholder of Target fails to perfect, or effectively withdraws or loses, such holder's right to appraisal of and payment for such holder's shares, Buyer or the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of Target Common Stock is entitled under this . (without interest) upon surrender by such holder of the Certificate or Certificates representing the shares of Target Common Stock held by such holder.

3.5 Conversion of Stock Options.

   (a) To the extent that a particular holder of Target Options consents in writing to the conversion of all and not less than all of his or her Target Options pursuant to this Section 3.5(a), and provided that such written consent is delivered to Target within two business days prior to the date on which the Effective Time occurs, such holder's Target Options shall be converted, at the Effective Time, as follows:

      (i) One-half of the Target Options held by each particular holder which are outstanding at the Effective Time, whether or not exercisable (each a "Cashout Option"), shall be canceled, and such holder shall be entitled to receive from Buyer for each such Cashout Option (subject to any applicable withholding tax) cash equal to the amount by which (i) the product of (x) the Cash Payment multiplied by (y) two exceeds (ii) the per share exercise price of such Cashout Option. From and after the Effective Time, each Cashout Option shall only represent the right to receive the cash payment provided in this Section 3.5(a); and

      (ii) The remaining one-half of the Target Options held by each particular holder which are outstanding at the Effective Time, whether or not exercisable (each a "Rollover Option"), shall be converted into and become rights with respect to Buyer Common Stock, and Buyer shall assume each Rollover Option, in accordance with the terms of the Target Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Buyer and its Compensation Committee shall be substituted for Target and the Committee of Target's Board of Directors (including, if applicable, the entire Board of Directors of Target) administering such Target Stock Plan, (ii) each Target Option assumed by Buyer may be exercised solely for shares of Buyer Common Stock as provided below, (iii) such Target Options shall be converted into Buyer Options to purchase that number of shares of Buyer Common Stock equal to the number of shares of Target Common Stock subject to such Target Options immediately prior to the Effective Time multiplied by two times the Exchange Ratio, and
   (iv) the per share exercise price for each such Buyer Option shall be an amount equal to the quotient of (x) the per share exercise price under the applicable Target Option divided by (y) two times the Exchange Ratio and rounded up to the nearest cent; and

      (iii) Indetermine which Target Options of a particular holder are to be treated as Cashout Options and
   Rollover Options, the Cashout Options and Rollover Options shall be allocated equally to each particular grant of Target Options to such holder having different exercise prices and terms and, to the extent any such grant is not divisible evenly, the odd Target Option shall be treated as a Cashout Option.

   (b) To the extent that a particular holder of Target Options does not consent in writing to the conversion of his or her Target Options pursuant to
Section 3.5(a) hereof, or in the event that such written consent is not delivered to Target within two business days prior to the date on which the Effective Time occurs, such holder's Target Options which are outstanding at the Effective Time, whether or not exercisable (the "Conversion Options"), shall be converted into and become rights with respect to Buyer Common Stock and cash, and Buyer shall assume each Conversion Option, in accordance with the terms of the Target Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Buyer and its Compensation Committee shall be substituted for Target and the Committee of Target's Board of Directors (including, if applicable, the entire Board of Directors of Target) administering such Target Stock Plan, (ii) each Target Option assumed by Buyer may be exercised solely for shares of Buyer Common Stock and cash as provided below, (iii) such Conversion Options shall be converted into Buyer Options to purchase the sum of (a) that number of shares of Buyer Common Stock equal to the number of shares of Target Common Stock subject to such Conversion Options immediately prior to the Effective Time multiplied by the Exchange Ratio, plus (b) the Cash Payment times the number of shares of Target Common Stock subject to such Conversion Options immediately prior to the Effective Time, and (iv) the per share exercise price under each such Conversion Option shall be adjusted by dividing the per share exercise price under the applicable Conversion Options by the Exchange Ratio and rounding up to the nearest cent.

   (c) In the event that the exercise of any Rollover Option or Conversion Option would result in the issuance of a fractional share of Buyer Common Stock such fractional share shall be aggregated with all other fractional shares attributable to all other Rollover Options then being exercised by such holder and to the extent that such fractional shares thereafter remain, then such holder shall be entitled to receive a cash payment for any remaining fractional shares based upon the last sale price per share of Buyer Common Stock on the trading day immediately preceding the date of exercise. From and after the Effective Time, Buyer and the Surviving Corporation shall comply with the terms of the Target Stock Plans.

   At or prior to the Effective Time, Buyer shall cause to be taken all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of Rollover Options in accordance with this Section 3.5. Promptly following the Effective Time and in no event later than five business days following the Closing Date, Buyer shall use its reasonable best efforts to cause the Buyer Common Stock subject to the Rollover Options to be registered under the Securities Act pursuant to a registration statement on Form S-8 (or any successor or other appropriate forms) and shall use its reasonable best efforts to cause the effectiveness of such registration statement (and current status of the prospectus or prospectuses contained therein) and to thereafter maintain such effectiveness for so long as any Rollover Options remain outstanding. Buyer and its Compensation Committee shall be substituted for Target and the Committee of Target's Board of Directors (including, if applicable, the entire Board of Directors of Target) administering such Target Stock Plan.

3.6 Fractional Shares.

   No fraction of a share of Buyer Common Stock shall be issued by virtue of the Merger, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Buyer Common Stock (after aggregating all fractional shares of Buyer Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificate or Certificates, receive from Buyer an amount of cash, without interest, equal to the product of (i) such fraction, multiplied by (ii) the Average Closing Price.

                         ARTICLE 4 EXCHANGE OF SHARES

4.1 Exchange Procedures.

   (a) At the Effective Time, Buyer shall make available to Buyer's transfer agent or another exchange agent selected by Buyer (the "Exchange Agent") for exchange in accordance with this Section4.1 the aggregate Merger Consideration. As soon as reasonably practicable after the Effective Time, Buyer and Target shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which represented shares of Target Common Stock immediately prior to the Effective Time (the "Certificates") appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Target Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Target Common Stock represented by Certificates that is not registered in the transfer records of Target, the Merger Consideration may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate.

   (b) After the Effective Time, each holder of shares of Target Common Stock (other than shares to be canceled pursuant to Section 3.3 or as to which statutory dissenters' rights have been perfected as provided in Section 3.4.) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the Merger Consideration (without interest), together with all undelivered dividends or distributions in respect of such shares (without interest) pursuant to Section 4.2. Buyer shall not be obligated to deliver the Merger Consideration to which any former holder of Target Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this Section 4.1.

   (c) Each of Buyer, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Target Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by Buyer, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Target Common Stock in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Exchange Agent, as the case may be.

   (d) Any other provision of this Agreement notwithstanding, none of Buyer, the Surviving Corporation or the Exchange Agent shall be liable to a holder of Target Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.
4.2 Rights of Former Target Stockholders.

   At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Target Common Stock (other than shares to be canceled pursuant to Sections 3.3 or as to which statutory dissenters' rights have been perfected as provided in
Section 3.4) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Target in respect of such shares of Target Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable pursuant to this Agreement, but after the Effective Time no dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1.

              ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF TARGET

   Target hereby represents and warrants to Buyer and Sub as follows:

5.1 Organization, Standing, and Power.

   Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. Target has delivered to Buyer complete and correct copies of its Second Amended and Restated Certificate of Incorporation (the "Target Certificate of Incorporation") and Amended and Restated Bylaws (the "Target Bylaws"). Correct and complete copies of the minute books of the Board of Directors (including any committees of the Board of Directors) and stockholders of Target have been made available to Buyer for its review.

5.2 Authority of Target; No Breach By Agreement.

   (a) Target has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the adoption and approval of this Agreement and the Merger by Target's stockholders in accordance with this Agreement and Delaware law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target, subject to the adoption and approval of this Agreement by the holders of a majority of the outstanding shares of Target Common Stock as contemplated by Section 8.2, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by Target. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of Target, enforceable against Target in accordance with its terms; except as (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally, and (ii) the remedy of specific performance and injunction and other forms of equitable relief may be subject to equitable defense, and to the discretion of the court before which any proceeding therefor may be brought.

   (b) Neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Target Certificate of Incorporation or Target Bylaws or the certificate or articles of incorporation or bylaws of any Target Subsidiary or any currently effective resolution adopted by the board of directors or the stockholders of any Target Entity, or (ii) except as disclosed in Section 5.2(b) of the Target Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Target Entity under, any material Contract or Permit of any Target Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 5.2(c) and Section 5.2(c) of the Target Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Target Entity or any of their respective material Assets (including any Buyer Entity or any Target Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Buyer Entity or any Target Entity being reassessed or revalued by any Regulatory Authority) or, (iv) result in any Target stockholder having the right to require Buyer to file a registration statement under the Securities Act with respect to shares of Buyer Common Stock or to require Buyer to include shares of Buyer Common Stock in any registration statement filed by Buyer with respect to any securities of Buyer, except as provided in Section 3.5 of this Agreement.

   (c) Except as set forth in Section 5.2(c) of the Target Disclosure Memorandum or in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the United States Internal Revenue Service ("IRS") or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, no notice to, filing with, or Consent of, any public body or authority or other Person is necessary for the consummation by Target of the Merger and the other transactions contemplated in this Agreement; other than such notices, filings, or consents that, individually or in the aggregate, would not reasonably be expected to have a Target Material Adverse Effect.

5.3 Capital Stock.

   (a) The authorized capital stock of Target consists of (i) 200,000,000 shares of Target Common Stock, of which 55,923,201 shares are issued and outstanding as of the date of this Agreement and not more than 67,751,099 shares will be issued and outstanding at the Effective Time, and (ii) 11,100,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding. All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Target has been issued in violation of any preemptive rights of the current or past stockholders of Target.

   (b) Except as set forth in Section 5.3(a) or as disclosed in Section 5.3(b) of the Target Disclosure Memorandum, there are no shares of capital stock or other equity securities of Target outstanding and no outstanding Equity Rights relating to the capital stock of Target. Except as specifically contemplated by this Agreement, no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Equity Right for the purchase, subscription or issuance of any securities of Target. Upon consummation of the Merger, Buyer will not have any obligation under any agreement granting Target stockholders the right to require Target to file a registration statement under the Securities Act with respect to the securities of Target or to require Target to include any securities Target securities in any registration statement filed by Target with respect to any securities of Target.

5.4 Target Subsidiaries.

   Target has disclosed in Section 5.4 of the Target Disclosure Memorandum each of the Target Subsidiaries that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and each of the Target Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4 of the Target Disclosure Memorandum, Target or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Target Subsidiary. No capital stock (or other equity interest) of any Target Subsidiary is or may become required to be issued (other than to another Target Entity) by reason of any Equity Rights, and there are no Contracts by which any Target Subsidiary is bound to issue (other than to another Target Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Target Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Target Subsidiary (other than to another Target Entity). There are no Contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Target Subsidiary. Except as disclosed in Section 5.4 of the Target Disclosure Memorandum, all of the shares of capital stock (or other equity interests) of each Target Subsidiary held by a Target Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Target Entity free and clear of any Lien. Each Target Subsidiary is a corporation, limited liability company, limited partnership or limited liability partnership, and each such Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Target Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. Target has made available to Buyer complete and accurate copies of the minute books of the Board of Directors (including any committee of the Board of Directors) and equityholders of each Target Subsidiary and the organizational documents for each Target Subsidiary.

5.5 SEC Filings; Financial Statements.

   (a) Target has timely filed and made available to Buyer all SEC Documents required to be filed by Target since January 1, 1998 (the "Target SEC Reports"). The Target SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Target SEC Reports or necessary in order to make the statements in such Target SEC Reports, in light of the circumstances under which they were made, not misleading. No Target Subsidiary files, or is required to file, any SEC Documents.

   (b) Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target SEC Reports, including any Target SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6 Absence of Undisclosed Liabilities.

   Neither the Target nor any of the Target Subsidiaries has any Liabilities of a type required by GAAP to be reflected on a consolidated balance sheet, other than (i) Liabilities incurred in the ordinary course of business since September 28, 2001, (ii) Liabilities reflected in any of the Target SEC Reports, and (iii) Liabilities which would not in the aggregate reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

5.7 Absence of Certain Changes or Events.

   Since September 28, 2001, except as disclosed in the Target Financial Statements delivered prior to the date of this Agreement or as disclosed in
Section 5.7 of the Target Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or would be reasonably expected to have, individually or in the aggregate, a Target Material Adverse Effect, and
(ii) none of the Target Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Target provided in Article 7.

5.8 Tax Matters.

   (a) (i) All Target Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed or appropriate extensions therefor have been appropriately obtained and have not expired, and such Tax Returns are correct and complete in all material respects; (ii) all Taxes of the Target Entities (whether or not shown on any Tax Return) that have become due have been fully and timely paid, or extensions for payment have been properly obtained or such Taxes are being timely and properly contested and, in any case, proper accruals pursuant to GAAP have been established on the Target's consolidated financial statements with respect thereto, except to the extent any failure to accrue or reserve would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect; (iii) there are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Target Entities; and (iv) no claim has ever been made by an authority in a jurisdiction where any Target Entity does not file a Tax Return that such Target Entity may be subject to Taxes by that jurisdiction.

   (b) Except as disclosed in Section 5.8(b) of the Target Disclosure Memorandum, (i) none of the Target Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no, to the knowledge of Target, threatened or pending disputes, claims, audits or examinations regarding any Taxes of any Target Entity or the assets of any Target Entity; and (ii) none of the Target Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

   (c) Each Target Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

   (d) The unpaid Taxes of each Target Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Target Entity and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Target Entities in filing their Tax Returns.

   (e) None of the Target Entities is a party to any Tax allocation or sharing agreement and none of the Target Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Target) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Target is parent), or as a transferee or successor, by contract or otherwise.

   (f) During the five-year period ending on the date hereof, none of the Target Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

   (g) Except as set forth in Section 5.8(g) of the Target Disclosure Memorandum, none of the Target Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code. Target has not been a United States real property holding corporation within the meaning of Internal Revenue Code
Section 897(c)(1)(A)(ii). Except as set forth in Section 5.8(g) of the Target Disclosure Memorandum, none of the Target Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. Except as set forth in Section 5.8(g) of the Target Disclosure Memorandum, the net operating losses of the Target Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Internal Revenue Code or any other provisions of the Internal Revenue Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

   (h) Other than as set forth in Section 5.8(h) of the Target Disclosure Memorandum, no Target Entity has or has had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

5.9 Intellectual Property.

   Each Target Entity owns or has a license to use all of the material Intellectual Property used by such Target Entity in the course of its business, including sufficient rights in each copy possessed by each Target Entity. Each Target Entity is the owner of or has a license, to any material Intellectual Property sold or licensed to a third party by such Target Entity in connection with such Target Entity's business operations, and such Target Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Target Entity is in Default under any of its material Intellectual Property licenses. To the Knowledge of Target, no proceedings have been instituted, or are pending or to the Knowledge of Target threatened, which challenge the rights of any Target Entity with respect to Intellectual Property used, sold or licensed by such Target Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of Target, and with respect to patents, trademarks, service marks and trade names only, the conduct of the business of the Target Entities does not infringe any Intellectual Property of any other Person. Except as disclosed in Section 5.9 of the Target Disclosure Memorandum, no Target Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property in an amount in excess of $100,000 a year. Every officer, director, or employee of any Target Entity is a party to a Contract which requires such officer, director or employee to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Target Entity, and, to the Knowledge of Target, no such officer, director or employee is party to any Contract with any Person other than a Target Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Target Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Target Entity. To the Knowledge of Target, no officer, director or employee of any Target Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Target Entity.

5.10 Environmental Matters.

   (a) Each Target Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except where any failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

   (b) There is no Litigation pending or, to the Knowledge of Target, threatened before any Regulatory Authority or other forum in which any Target Entity or any of its Operating Properties or Participation Facilities (or Target in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Target Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

   (c) Except as disclosed in Section 5.10(c) of the Target Disclosure Memorandum, during the period of (i) any Target Entity's ownership or operation of any of their respective current properties, (ii) any Target Entity's participation in the management of any Participation Facility, or (iii) any Target Entity's holding of a security interest in any Operating Property, no Target Entity has released, discharged, spilled or disposed of Hazardous Material in, on, under, adjacent to, or affecting such properties where such release, discharge, spillage or disposal required remediation under Environmental Laws and was not remediated in compliance with Environmental Laws, except where any such releases, discharges, spillages or disposals would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. To the Knowledge of Target, during the period of (i) any Target Entity's ownership or operation of any of their respective current properties, (ii) any Target Entity's participation in the management of any Participation Facility, or (iii) any Target Entity's holding of a security interest in any Operating Property, no person other than a Target Entity has released, discharged, spilled or disposed of Hazardous Material in, on, under, adjacent to, or affecting such properties where such release, discharge, spillage or disposal required remediation under Environmental Laws and was not remediated in compliance with Environmental Laws, except where any such releases, discharges, spillages or disposals would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. Prior to the period of (i) any Target Entity's ownership or operation of any of their respective current properties, (ii) any Target Entity's participation in the management of any Participation Facility, or (iii) any Target Entity's holding of a security interest in any Operating Property, to the Knowledge of Target, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property that required remediation under Environmental Laws and was not remediated in compliance with Environmental Laws, except where any such releases, discharges, spillages or disposals would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

   (d) Section 5.10(d) of the Target Disclosure Memorandum contains a true, complete and accurate listing and a true and accurate description of each facility or location at which any Target Entity has been named as or alleged to be a responsible party or potentially responsible party under any Environmental Law in connection with the release, disposal, transportation or arrangement for the release, disposal or transportation of Hazardous Materials.

   (e) Each Target Entity has obtained all permits, licenses, approvals, consents, orders, and authorizations which are required under any Environmental Law in connection with the ownership, use, or lease of the Assets ("Environmental Permits"), except where any failure to obtain any such Environmental Permits would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. Each Target Entity is in compliance with each such Environmental Permit, and no Environmental Permit restricts such Target Entity from operating any equipment covered by such Environmental Permit as currently conducted, except where any failure to comply with any such Environmental Permits would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

   (f) Target has delivered, or caused to be delivered or made available, to Buyer true and complete copies of each written Contract and an accurate written description of each oral Contract under which any of the Target Entities: retained Liability for environmental matters; agreed to indemnify third parties with respect to environmental matters; or is indemnified by a third party with respect to environmental matters, including without limitation the May 20, 1993 Settlement Agreement with Robert M. Brittingham and John G. Brittingham and the December 21, 1995 American Olean Tile Company, Inc. Acquisition Agreement.

   (g) Target has delivered, or caused to be delivered or made available, to Buyer true and complete copies of material correspondence with or notifications to or from any federal, state or local Regulatory Authority and any material reports prepared by or on behalf of or in the possession of any Target Entity in connection with the Elam, Dallas County, Texas gravel pit; the Pleasant Run Road, Dallas County, Texas landfill; and the Walton (Kleburg Road), Dallas, Texas gravel pit.

5.11 Compliance with Laws.

   Each Target Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. None of the Target
Entities:

   (a) is in Default under any of the provisions of its Certificate of Incorporation or Bylaws (or other governing instruments);

   (b) is in Default under any Laws, Orders, or Permits (other than Defaults under Environmental Laws or Environmental Permits, which Defaults are addressed in Section 5.10) applicable to its business or employees conducting its business, except for Defaults which would not reasonably be anticipated to have, individually or in the aggregate, a Target Material Adverse Effect; or

   (c) since January 1, 1998, has received any notification or communication (other than notices or communications under Environmental Laws or regarding Environmental Permits, which are addressed in Section 5.10) from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Target Entity is not, or may not be, in compliance with any Laws or Orders, where such noncompliance would be reasonably expected to have, individually or in the aggregate, a Target Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, or (iii) requiring any Target Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices, its management, or the payment of dividends; or

   (d) except as set forth in Section 5.11(d) of the Target Disclosure Memorandum, since January 1, 1997, has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Target Entity; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of any Target Entity; and no Target Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. Except as set forth in Section 5.11(d) of the Target Disclosure Memorandum, none of any Target Entity's employees has suffered an "employment loss" (as defined in the WARN Act) since six months prior to the Closing Date.

   Copies of all material reports, correspondence, notices and other documents relating to any material inspection, audit, monitoring or other form of review or enforcement action instituted or commenced by a Regulatory Authority since January 1, 1998 with respect to any Target Entity have been made available to Buyer.

5.12 Labor Relations.

   (a) Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, no Target Entity is the subject of any Litigation, and to the Knowledge of Target, no such Litigation has been threatened, asserting that it or any other Target Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state, federal or foreign labor Law or seeking to compel it or any other Target Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Target Entity party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Target's relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other labor dispute involving any Target Entity pending or threatened and there have been no such actions or labor disputes since January 1, 1998. To the Knowledge of Target, since January 1, 1998, there has not been any attempt by any Target Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Target Entity.

   (b) The Target Entities are in material compliance with the Immigration Reform and Control Act of 1986, as amended, other United States immigration
Laws and the Laws related to the employment of non-United States citizens applicable in the state in which any Target Entity has employees and all applicable foreign Laws in the country in which any Target Entity has employees.

   (c) Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, since January 1, 1998, no Target Entity has been the subject of any inspection or investigation relating to its compliance with or violation of any immigration laws, nor has it been warned, fined or otherwise penalized by reason of any failure to comply with the immigration laws, nor is any such proceeding pending or threatened.

   (d) Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, to the Knowledge of Target, (i) no Equal Employment Opportunity Commission or state fair employment practice agency charges or other claims of employment discrimination, harassment or wrongful discharge are pending against any Target Entity or any of their employees, (ii) no state or federal Wage and Hour Department investigations and no claims or charges relating to wage and hour issues are pending or threatened, (iii) no Office of Federal Contract Compliance Programs compliance review or investigation or other United States Department of Labor or state department of labor compliance review or investigation of any Target Entity is pending, and Target has received no notice of any such compliance review or investigation, (iv) Target is not bound by any consent decree or settlement agreement relating to employment decisions or relations with employees, independent contractors or applicants for employment, and (v) no Occupational Safety and Health Administration investigations are pending against any Target Entity.

5.13 Employee Benefit Plans

   (a) Target has disclosed in Section 5.13 of the Target Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each material Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Target Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Target Benefit Plans") and (ii) a list of each material Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which the Target Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Target Benefit Plans which is an "employee pension benefit plan," as that term is defined in ERISA Section 3(2), is referred to herein as a "Target ERISA Plan." Each Target ERISA Plan which is also a "defined benefit plan" (as defined in Internal Revenue Code Section 414(j)) is referred to herein as a "Target Pension Plan."

   (b) Target has made available to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS, the United States Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

   (c) Except as previously disclosed to Buyer, each Target Benefit Plan is in compliance in all material respects with the terms of such Target Benefit Plan and the applicable requirements of the Internal Revenue Code and ERISA. Each Target ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS that is still in effect and applies to the Target ERISA Plan as amended and as administered or, within the time permitted under Internal Revenue Code
Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Target ERISA Plan as amended and as administered. Target is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in
Section 5.13(c) of the Target Disclosure Memorandum, Target has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Target Benefit Plan with applicable Laws. Except as disclosed in Section 5.13(c) of the Target Disclosure Memorandum, no Target Benefit Plan is currently being audited by a governmental agency for compliance with applicable Laws or has been audited with a determination by the governmental agency that the Employee Benefit Plan failed to comply with applicable Laws.

   (d) There has been no oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of any Target Entity or ERISA Affiliate which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. No Target Entity, ERISA Affiliate, administrator or fiduciary of any Target Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Target or Buyer to any direct or indirect material Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, the Target Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Target Benefit Plan.

   (e) All Target Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Target Benefit Plans complete and correct in all material respects, have been timely filed with the IRS, the DOL or distributed to participants of the Target Benefit Plans (as required by Law), and there have been no material changes in the information set forth therein.

   (f) Except as previously disclosed to Buyer, no "party in interest" (as defined in ERISA Section 3(14)) or "disqualified person" (as defined in Internal Revenue Code Section 4975(e)(2)) of any Target Benefit Plan has engaged in any material nonexempt "prohibited transaction" (described in Internal Revenue Code Section 4975(c) or ERISA Section 406).

   (g) For any Target Pension Plan, the fair market value of such Target Pension Plan's assets equals or exceeds the present value of all benefits (whether vested or not) accrued to date by all present or former participants in such Target Pension Plan. For this purpose the assumptions prescribed by the Pension Benefit Guaranty Corporation for valuing plan assets or liabilities upon plan termination shall be applied and the term "benefits" shall include the value of all benefits, rights and features protected under Internal Revenue Code Section 411(d)(6) or its successors and any ancillary benefits (including disability, shutdown, early retirement and welfare benefits) provided under any such Target Pension Plan and all "benefit liabilities" as defined in ERISA
Section 4001(a)(16). Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Target Pension Plan, (ii) no change in the actuarial assumptions with respect to any Target Pension Plan, and (iii) no increase in benefits under any Target Pension Plan as a result of Target Pension Plan amendments or changes in any applicable Law which is reasonably likely to have, individually or in the aggregate, a material adverse effect on the funding status of such Target Pension Plan. All contributions with respect to an Employee Benefit Plan of Target, or any of its ERISA Affiliates that is subject to Internal Revenue Code Section 412 or ERISA
Section 302 have or will be timely made and, with respect to any such Employee Benefit Plan, there is no Lien nor is there expected to be a Lien under Internal Revenue Code Section 412(n) or ERISA Section 302(f) or Tax under Internal Revenue Code Section 4971. No Target Pension Plan has a "liquidity shortfall" as defined in Internal Revenue Code Section 412(m)(5). Neither Target nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Internal Revenue Code Section 401(a)(29). All premiums required to be paid under ERISA Section 4006 have been timely paid by Target and by its ERISA Affiliates.

   (h) No Liability under Title IV of ERISA has been or is expected to be incurred by Target or its ERISA Affiliates and no event has occurred that could reasonably result in material Liability under Title IV of ERISA being incurred by Target or its ERISA Affiliates with respect to any ongoing, frozen, or terminated single-employer plan of Target or the single-employer plan of any ERISA Affiliate. There has been no "reportable event," within the meaning of ERISA Section 4043 for which the 30-day reporting requirement has not been waived by any ongoing, frozen, or terminated single employer plan of Target or of an ERISA Affiliate.

   (i) Except as disclosed in Section 5.13 of the Target Disclosure Memorandum, no Target Entity has any material Liability for retiree health and life benefits under any of the Target Benefit Plans and there are no restrictions on the rights of such Target Entity to amend or terminate any such retiree health or benefit Plan without incurring any material Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Internal Revenue Code
Section 4980B. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any Target Benefit Plan and no circumstance exists which is reasonably likely to give rise to such Taxes.

   (j) Except as disclosed in Section 5.13 of the Target Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, termination indemnity, unemployment compensation, golden parachute, or otherwise) becoming due to any director, any employee or any independent contractor of any Target Entity from any Target Entity under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

   (k) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of current and former employees and current and former independent contractors of any Target Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Internal Revenue Code
Section 412 or ERISA Section 302, have been fully reflected on the Target Financial Statements to the extent required by and in accordance with GAAP.

   (l) All individuals who render services to any Target Entity and who are authorized to participate in a Target Benefit Plan pursuant to the terms of such Target Benefit Plan are in fact eligible to and authorized to participate in such Target Benefit Plan. All individuals participating in (or eligible to participate in) any Target Benefit Plan are common-law employees of a Target Entity, except where the terms of such plans allow participation by persons who are not common law employees and as provided in Section 5.13(l) of the Target Disclosure Memorandum.

   (m) On or after September 26, 1980, neither the Target nor any of its ERISA Affiliates has had an "obligation to contribute" (as defined in ERISA Section
4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)).

   (n) Without limiting the foregoing provisions of Section 5.13, except as disclosed in Section 5.13 of the Target Disclosure Memorandum, with respect to each Employee Benefit Plan maintained outside the United States which is mandated by a government other than that of the United States or subject to foreign Law (collectively, the "Target Foreign Benefit Plans"), (i) the terms of each Target Foreign Benefit Plan and the manner in which it is and has been administered in operation are in material compliance with all applicable Laws of the jurisdiction in which such Target Foreign Benefit Plan is maintained,
(ii) each Target Foreign Benefit Plan which is required to be registered with or submitted to a foreign Regulatory Authority for tax qualification or other approval has been so registered or submitted and each such plan has received such approval, and Target is not aware of any circumstances likely to result in revocation of any such registration or approval, (iii) all contributions to each Target Foreign Benefit Plan required to be made through the Effective Time or required to be made with respect to a period prior to the Effective Time have been or shall be made by a Target Entity or, if applicable, shall be accrued in accordance with applicable international accounting practices, and
(iv) for any Target Foreign Benefit Plan which, under the Laws of the applicable foreign jurisdiction, is required to be funded, the fair market value of such Target Foreign Benefit Plan's assets equals or exceeds the present value of all benefits (whether vested or not) accrued to date by all present and former participants in such Target Foreign Benefit Plan or such Target Foreign Benefit Plan is fully insured, in each case based upon generally accepted local accounting and actuarial practice and procedure.

5.14 Material Contracts.

   Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, none of the Target Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $200,000, (ii) any Contract relating to the borrowing of money by any Target Entity, including obligations under synthetic leases or other off-balance sheet arrangements, or the guarantee by any Target Entity of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business),
(iii) any Contract which prohibits or restricts any Target Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract between or among Target Entities, (v) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and "shrink-wrap" software licenses), (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $200,000 and Contracts that may be cancelled or terminated by a Target Entity without penalty and with 60 days or less notice), and (vii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Target with the SEC as of the date of this Agreement (each such Contract identified above, a "Material Contract," and together with all Contracts referred to in Sections 5.9, 5.10 and 5.13(a), the "Target Contracts"). Except as disclosed in Section
5.14 of the Target Disclosure Memorandum, with respect to each Target Contract:
(A) the Contract is in full force and effect; (B) to the Knowledge of Target, no Target Entity is in Default thereunder; (C) no Target Entity has repudiated or waived any material provision of any such Contract; and (D) no other party to any such Contract is, to the Knowledge of Target, in Default in any respect or has repudiated or waived any material provision thereunder.

5.15 Legal Proceedings.

   There is no Litigation instituted or pending, or, to the Knowledge of Target, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Target Entity, or against any director, officer or employee in their capacities as such or Employee Benefit Plan of any Target Entity, or against any Asset, interest, or right of any of them, that is reasonably likely, individually or in the aggregate, to have a Target Material Adverse Effect, nor are there any Orders outstanding against any Target Entity, that are reasonably likely, individually or in the aggregate, to have a Target Material Adverse Effect. Section 5.15(a) of the Target Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Target Entity is a party and which names a Target Entity as a defendant or cross-defendant or for which any Target Entity has potential material Liability. Section 5.15(b) of the Target Disclosure Memorandum contains a summary of all Orders to which any Target Entity is subject.

5.16 Information Supplied.

   (a) None of the information supplied or to be supplied by any Target Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading.

   (b) None of the information supplied or to be supplied by any Target Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement/Prospectus to be mailed to each Party's stockholders in connection with the Stockholders' Meetings, and any other documents to be filed by a Target Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the stockholders of Target and stockholders of Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings.

   (c) All documents that any Target Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.17 Tax and Regulatory Matters.

   No Target Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.18 State Takeover Laws.

   Each Target Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws, including Section 203 of the DGCL (collectively, "Takeover Laws").

5.19 Charter Provisions.

   Each Target Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws or other governing instruments of any Target Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Target Entity that may be directly or indirectly acquired or controlled by them.

5.20 Opinion of Financial Advisor.

   The Board of Directors of Target has received the opinion of Credit Suisse First Boston Corporation, dated the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Target Common Stock. A true, correct and complete copy of the written opinion delivered by Credit Suisse First Boston Corporation shall be delivered to Buyer for informationalpurposes only following the signing of this Agreement.

5.21 Board Recommendation.

   The Board of Directors of Target, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Target Voting Agreements, and the transactions contemplated thereby, taken together, are advisable and fair to and in the best interests of the Target stockholders and (ii) resolved to recommend that the holders of the shares of Target Common Stock approve and adopt this Agreement and approve the Merger.

               ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF BUYER

   Buyer and Sub hereby represent and warrant to Target as follows:

6.1 Organization, Standing, and Power.

   Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer has delivered to Target complete and accurate copies of its Restated Certificate of Incorporation (the "Buyer Certificate of Incorporation") and Amended and Restated Bylaws (the "Buyer Bylaws").

6.2 Authority; No Breach By Agreement.

   (a) Buyer has the corporate power and authority necessary to execute, deliver and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the adoption and approval of this Agreement and the Merger by Buyer's stockholders in accordance with this Agreement and Delaware law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer, subject to the approval of the issuance of the shares of Buyer Common Stock pursuant to the Merger by a majority of the votes cast at the Buyer Stockholders' Meeting (assuming for such purpose that the votes cast in respect of such proposal represent a majority of the outstanding shares of Buyer Common Stock as contemplated by Section 8.2 which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by Buyer. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms; except as (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally, and (ii) the remedy of specific performance and injunction and other forms of equitable relief may be subject to equitable defense, and to the discretion of the court before which any proceeding therefor may be brought.

   (b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Buyer Certificate of Incorporation or Buyer Bylaws, or (ii) except as disclosed in Section 6.2 of the Buyer Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Buyer Entity under, any material Contract or Permit of any Buyer Entity, where such Default or Lien, or any failure to obtain such Consent, would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, or, (iii) constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets (including any Buyer Entity or any Target Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Buyer Entity or any Target Entity being reassessed or revalued by any Regulatory Authority).

   (c) Except in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, no notice to, filing with, or Consent of, any public body or authority or other Person is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement; other than any such notices, filings or consents that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.

6.3 Capital Stock.

   (a) The authorized capital stock of Buyer consists of (i) 150,000,000 shares of Buyer Common Stock, of which 52,612,391 shares are issued and outstanding as of the date of this Agreement, and (ii) 60,000 shares of Buyer Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Buyer Capital Stock has been, and none of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Buyer.

   (b) Except as set forth in Section 6.3(a) or as disclosed in Section 6.3 of the Buyer Disclosure Memorandum, there are no shares of capital stock or other equity securities of Buyer outstanding and no outstanding Equity Rights relating to the capital stock of Buyer.

6.4 SEC Filings; Financial Statements.

   (a) Buyer has timely filed and made available to Target all SEC Documents required to be filed by Buyer since January 1, 1998 (together with all such SEC Documents filed, whether or not required to be filed the "Buyer SEC Reports"). The Buyer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in light of the circumstances under which they were made, not misleading. No Buyer Subsidiary files, or is required to file, any SEC Documents.

   (b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer SEC Reports, including any Buyer SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.5 Compliance with Laws.

   Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. None of the Buyer
Entities:

   (a) is in Default under its Certificate of Incorporation or Bylaws (or other governing instruments); or

   (b) is in Default under any Laws, Orders or Permits (other than Defaults under Environmental Laws or Environmental Permits, which Defaults are addressed in Section 6.11) applicable to its business or employees conducting its business, except for Defaults which would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect; or

   (c) since January 1, 1998, has received any notification or communication (other than notices or communications under Environmental Laws or regarding Environmental Permits, which are addressed in Section 6.11) from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Buyer Entity is not, or may not be, in compliance with any Laws or Orders, where such noncompliance would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, or (iii) requiring any Buyer Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its employment decisions, its employment or safety policies or practices, its management, or the payment of dividends.

   Copies of all material reports, correspondence, notices and other documents relating to any material inspection, audit, monitoring or other form of review or enforcement action instituted or commenced by a Regulatory Authority since January 1, 1998 with respect to any Buyer Entity have been made available to Target.

6.6 Legal Proceedings.

   There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Buyer Entity, or against any director, officer or employee in their capacity as such or Employee Benefit Plan of any Buyer Entity, or against any Asset, interest, or right of any of them, that would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, nor are there any Orders outstanding against any Buyer Entity, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Section 6.6 of the Buyer Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Buyer Entity is a party and which names a Buyer Entity as a defendant or cross-defendant for which any Buyer Entity has potential material Liability.
Section 6.6. the Buyer Disclosure Memorandum contains a summary of all Orders to which any Buyer Entity is subject.

6.7 Absence of Certain Changes or Events.

   Since September 30, 2001, (i) there have been no events, changes or occurrences which have had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, and (ii) neither Buyer nor any Buyer Subsidiary has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Buyer provided in
Article 7.

6.8 Absence of Undisclosed Liabilities.

   Neither Buyer nor any of the Buyer Subsidiaries has any material Liabilities of a type required by GAAP to be reflected on a consolidated balance sheet, other than (i) Liabilities incurred in the ordinary course of business since September 30, 2001, (ii) Liabilities reflected in any of the Buyer SEC Reports, and (iii) Liabilities which would not in the aggregate reasonably be expected to have a Buyer Material Adverse Effect.

6.9 Tax Matters

   All material federal, state, local and foreign Tax Returns required to be filed by or on behalf of Buyer or any Buyer Entity, and each affiliated, combined, consolidated or unitary group of which Buyer or any Buyer Entity is or was a member (a "Buyer Group") have been timely filed or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. All Taxes due and owing by Buyer, any Buyer Entity or any member of Buyer Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Buyer, any Buyer Subsidiary or any member of Buyer Group which would, individually or in the aggregate, have a Buyer Material Adverse Effect. All assessments for Taxes due and owing by Buyer, any Buyer Entity or any member of Buyer Group with respect to completed and settled examinations or concluded litigation have been paid. Buyer has provided or made available to Target information relating to (i) the taxable years of Buyer for which the statutes of limitations with respect to federal income Taxes have not expired, and (ii) with respect to federal income Taxes, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. Buyer and each Buyer Entity has complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

6.10 Employee Benefits Plans; ERISA

   Except as described in any of the Buyer SEC Documents, all Employee Benefit Plans maintained or contributed to by Buyer or Buyer Subsidiaries are in material compliance with their terms and all applicable provisions of ERISA, the Internal Revenue Code and any other applicable legislation, and Buyer and Buyer Subsidiaries do not have any liabilities or obligations with respect to any such Employee Benefit Plans, whether or not accrued, contingent or otherwise, except (a) as described in any of the Buyer SEC Documents and (b) for instances of noncompliance or liabilities or obligations that would not in the aggregate reasonably be expected to have a Buyer Material Adverse Effect.

6.11 Environmental Matters

   Except as described in any of the Buyer SEC Documents, (i) Buyer and each of its Subsidiaries is in material compliance with all applicable Environmental Laws, except for non-compliance which would not in the aggregate reasonably be expected to have a Buyer Material Adverse Effect, which compliance includes, but is not limited to, the possession by Buyer and its Subsidiaries of material Environmental Permits and other governmental authorizations required under applicable Environmental Laws, and material compliance with the terms and conditions thereof; (ii) neither Buyer nor any Buyer Subsidiary has received written notice of, or, to the Knowledge of Buyer, is the subject of, any environmental Litigation which would in the aggregate reasonably be expected to have a Buyer Material Adverse Effect; and (iii) to the Knowledge of Buyer, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

6.12 Information Supplied.

   (a) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading.

   (b) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement/Prospectus to be mailed to each Party's stockholders in connection with the Stockholders' Meetings, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the stockholders of Target and stockholders of Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings.

   (c) All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

6.13 Authority of Sub.

   Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware as a wholly owned Subsidiary of Buyer. The authorized capital stock of Sub shall consist of 1,000 shares of Sub Common Stock, all of which are validly issued and outstanding, fully paid and nonassessable and are owned by Buyer free and clear of any Lien. Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sub. This Agreement represents a legal, valid, and binding obligation of Sub, enforceable against Sub in accordance with its terms. Buyer, as the sole stockholder of Sub, has voted prior to the Effective Time the shares of Sub Common Stock in favor of adoption and approval of this Agreement, as and to the extent required by applicable Law.

6.14 Tax and Regulatory Matters.

   Buyer has not taken or agreed to take any action and does not have any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.15 Opinion of Financial Advisor.

   The Board of Directors of Buyer has received the opinion of First Union Securities, Inc., trading under the name Wachovia Securities ("Wachovia Securities"), dated the date of this Agreement, to the effect that the merger consideration to be paid by Buyer pursuant to this Agreement (which consists of the Merger Consideration and the consideration to be paid by Buyer to holders of Target Options pursuant to Section 3.5 of this Agreement) is fair, from a financial point of view, to Buyer. A true, correct and complete copy of the written opinion delivered by Wachovia Securities shall be delivered to Target for informational purposes only following the signing of this Agreement.

6.16 Board Recommendation.

   The Board of Directors of Buyer, at a meeting duly called and held, has by unanimous vote of the directors present resolved to recommend that the holders of the shares of Buyer Common Stock approve the issuance of the Buyer Common Stock in the Merger.

              ARTICLE 7 CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Affirmative Covenants of Target.

   From the date of this Agreement until the earlier of (i) the Effective Time, or (ii) the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Target shall, and shall cause each of its Subsidiaries to, (A) operate its business only in the usual, regular, and ordinary course, (B) use all reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, and (C) take no action which would (1) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b), or
(2) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

7.2 Negative Covenants of Target.

   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Target covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

   (a) amend the Certificate of Incorporation, Bylaws or other governing instruments of any Target Entity, or

   (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Target Entity to another Target Entity) in excess of an aggregate of $15,000,000 (for the Target Entities on a consolidated basis) except (i) in the ordinary course of the business of the Target Entities consistent with past practices, (ii) to pay Taxes, or (iii) to pay for budgeted capital expenditures set forth in Section 7.2(b) of the Target Disclosure Memorandum, or impose, or suffer the imposition, on any material Asset of any Target Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Target Disclosure Memorandum), except in the ordinary course of business consistent with past practice; or

   (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Target Entity, or declare or pay any dividend or make any other distribution in respect of Target's capital stock; or

   (d) except (i) for this Agreement, (ii) pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, (iii) for shares issued under Target's 1999 Employee Stock Purchase Plan ("ESPP"), or (iv) as disclosed in Section 7.2(d) of the Target Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of any Target Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

   (e) adjust, split, combine or reclassify any capital stock of any Target Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Target Entity (unless any such shares of stock are sold or otherwise transferred to another Target Entity) or (ii) except as set forth in Section 7.2(e) of the Target Disclosure Memorandum, any material Asset; or

   (f) except as set forth in Section 7.2(f) of the Target Disclosure Memorandum, and except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Target Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business or (ii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

   (g) grant any increase in compensation or benefits to the employees or officers of any Target Entity, except in accordance with past practice, as disclosed in Section7.2(g) of the Target Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Target Disclosure Memorandum; and, except as set forth in Section 7.2(g) of the Target Disclosure Memorandum, enter into or amend any severance agreements with employees or officers of any Target Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Target Entity except in accordance with past practice disclosed in Section 7.2(g) of the Target Disclosure Memorandum; or waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or reprice Equity Rights granted under the Target Stock Plans or authorize cash payments in exchange for any Equity Rights; or

   (h) except as set forth in Section 7.2(h) of the Target Disclosure Memorandum, enter into or amend any employment Contract between any Target Entity and any Person having a salary thereunder in excess of $150,000 per year (unless such amendment is required by Law) that the Target Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

   (i) except as set forth in Section 7.2(i) of the Target Disclosure Memorandum, adopt any new Employee Benefit Plan of any Target Entity or terminate or withdraw from, or make any material change in or to, any existing Employee Benefit Plans of any Target Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such Employee Benefit Plans, except as required by Law, the terms of such plans or consistent with past practice; or

   (j) commence any offering pursuant to the ESPP (as defined therein); or

   (k) make any change in any Tax or accounting methods or systems of internal accounting controls or make or revoke any Tax election, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

   (l) commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Target Entity for an amount in excess of $250,000 or restrictions upon the operations of any Target Entity; or

   (m) except as set forth in Section 7.2(m) of the Target Disclosure Memorandum, enter into, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims; or

   (n) take any action or actions that would reasonably be expected to have a Target Material Adverse Effect.

7.3 Covenants of Buyer.

   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Target shall have been obtained, and except as otherwise expressly contemplated herein, Buyer covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Buyer Common Stock and the business prospects of the Buyer Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the Buyer Entities' core businesses and goodwill with their respective employees and the communities they serve, (b) make no material change in any Tax or accounting methods or systems of internal accounting controls nor make or revoke any Tax election, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP, (c) not enter into any agreement with respect to, or consummate, any acquisition by Buyer of any Person or assets the consummation of which would require the filing of a current report on Form 8-K pursuant to Item 2 thereof with the SEC, (d) take no action or actions that would reasonably be expected to cause a Buyer Material Adverse Effect, and (e) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) , or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that, subject to clauses (c) and (d) above, the foregoing shall not prevent any Buyer Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries, provided that such actions shall not materially delay the Effective Time or materially hinder consummation of the Merger. Buyer further covenants and agrees that it will not, without the prior written consent of Target, which consent shall not be unreasonably withheld, amend the Buyer Certificate of Incorporation or Buyer Bylaws, in each case, in any manner adverse to the holders of Target Common Stock as compared to rights of holders of Buyer Common Stock generally as of the date of this Agreement.

7.4 Adverse Changes in Condition.

   Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, or
(ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

7.5 Reports.

   Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                        ARTICLE 8 ADDITIONAL AGREEMENTS

8.1 Joint Proxy Statement/Prospectus; Registration Statement.

   As promptly as practicable after the execution of this Agreement, Buyer and Target shall prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Buyer shall prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement/Prospectus is to be included as a prospectus. Buyer and Target shall provide each other with any information which may be required in order to effectuate the preparation and filing of the Joint Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 8.1. Each of Buyer and Target shall respond to any comments from the SEC, shall use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Buyer and Target shall notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Joint Proxy Statement/Prospectus. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement, Buyer or Target, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Buyer and/or Target, such amendment or supplement. Each of Buyer and Target shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Joint Proxy Statement/Prospectus prior to filing such with the SEC, and shall provide each other with a copy of all such filings made with the SEC. Each of Buyer and Target shall cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

8.2 Meetings of Stockholders; Board Recommendation.

   (a) Promptly after the Registration Statement is declared effective under the Securities Act, each of Buyer and Target shall take all action necessary in accordance with the DGCL and its respective Certificate of Incorporation and Bylaws to call, hold and convene a meeting of its respective stockholders to consider, in the case of Buyer, the issuance of shares of Buyer Common Stock pursuant to the Merger and such other matters as it deems appropriate, and, in the case of Target, adoption and approval of this Agreement and approval of the Merger (each, a "Stockholders' Meeting") to be held as promptly as practicable (without limitation, within 20 business days, if practicable) after the mailing of the Joint Proxy Statement/Prospectus to their respective stockholders. Each of Buyer and Target shall use all reasonable efforts to hold their respective Stockholders' Meetings on the same date. Subject to Section 8.3(d), each of Buyer and Target shall use all reasonable efforts to solicit from its respective stockholders proxies in favor of, in the case of Buyer, the issuance of shares of Buyer Common Stock pursuant to the Merger, and, in the case of Target, the adoption and approval of this Agreement and the approval of the Merger, and shall take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of the NYSE or the DGCL to obtain such approvals.

Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 10.1(b), Buyer or Target, as the case may be, may adjourn or postpone its Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders in advance of a vote on the issuance of Buyer Common Stock or the Merger and this Agreement, as applicable, or, if as of the time for which the Stockholders' Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of capital stock of Buyer or Target, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders' Meeting. Each of Buyer and Target shall ensure that its respective Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Stockholders' Meeting are solicited in compliance with the DGCL, its Certificate of Incorporation and Bylaws, the rules of the NYSE and all other applicable Laws.

   (b) Except to the extent expressly permitted by Section 8.3(d): (i) the Board of Directors of each of Buyer and Target shall recommend that the respective stockholders of Buyer and Target vote in favor of, in the case of Buyer, the issuance of shares of Buyer Common Stock pursuant to the Merger, and, in the case of Target, adoption and approval of this Agreement and approval of the Merger, at their respective Stockholders' Meetings, (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Buyer has recommended that Buyer's stockholders vote in favor of the issuance of shares of Buyer Common Stock pursuant to the Merger at Buyer's Stockholders' Meeting and the Board of Directors of Target has recommended that Target's stockholders vote in favor of adoption and approval of this Agreement and approval of the Merger at Target's Stockholders' Meeting, and (iii) neither the Board of Directors of Buyer or Target nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of its respective Board of Directors that the respective stockholders of Buyer and Target vote in favor of, in the case of Buyer, the issuance of shares of Buyer Common Stock pursuant to the Merger, and, in the case of Target, adoption and approval of this Agreement and the Merger.

8.3 Acquisition Proposals.

   (a) Target agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries' employees, agents and Representatives not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or knowingly induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 8.3(g)) with respect to itself, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to itself, (iii) engage in discussions with any Person with respect to any Acquisition Proposal with respect to itself, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to itself (except to the extent specifically permitted pursuant to Section 8.3(d) and Section 10.1(g)), or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to itself (except as permitted pursuant to Sections 8.3(d) and 10.1(g). Target and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

   (b) (i) As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, Target shall provide Buyer with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or Group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. Upon receipt of the Acquisition Proposal, request or inquiry, Target shall provide Buyer as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep Buyer informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Buyer a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

      (ii) Target shall provide Buyer with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

   (c) Notwithstanding anything to the contrary contained in Section 8.3(a), in the event that Target receives an unsolicited, bona fide written Acquisition Proposal with respect to itself from a third party that its Board of Directors has in good faith concluded (following the receipt of the advice of its outside legal counsel and its financial advisor), is, or is reasonably likely to result in, a Superior Offer (as defined in Section 8.3(g)), it may then take the following actions: (i) furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) (1) concurrently with furnishing any such nonpublic information to such party, its gives Buyer written notice of its intention to furnish nonpublic information and (2) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on its behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement and (B) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously so furnished); and
(ii) engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, it gives Buyer written notice of the its intention to enter into negotiations with such third party.

   (d) In response to the receipt of a Superior Offer, the Board of Directors of Target may withhold, withdraw, amend or modify, or propose or resolve to withdraw, amend or modify its recommendation in favor of the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a "Change of Recommendation"), if all of the following conditions in clauses (i) through (iv) are met: (i) a Superior Offer with respect to it has been made and has not been withdrawn; (ii) its Stockholders' Meeting has not occurred; (iii) it shall have (A) provided to Buyer written notice which shall state expressly (1) that it has received a Superior Offer,
(2) the material terms and conditions of the Superior Offer and the identity of the Person or Group making the Superior Offer, and (3) that it intends to effect a Change of Recommendation and the manner in which it intends to do so,
(B) provided to Buyer a copy of all written materials delivered to the Person or Group making the Superior Offer in connection with such Superior Offer, and
(C) made available to Buyer all materials and information made available to the Person or Group making the Superior Offer in connection with such Superior Offer; and (iv) it shall not have breached in any material respect any of the provisions set forth in Section 8.2 or this Section 8.3.

   (e) Notwithstanding anything to the contrary contained in this Agreement, the obligation of Target to call, give notice of, convene and hold its Stockholders' Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any Change of Recommendation. Target shall not submit to the vote of its respective stockholders any Acquisition Proposal, or propose to do so, subject to Sections 8.3(d) and 10.1(g).

   (f) Nothing contained in this Agreement shall prohibit either party or its respective Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, Target shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 8.3(d).

   (g) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Acquisition Proposal," with respect to Target, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from Target or acquisition by any Person or "Group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of any Target Entity or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of any Target Entity or any merger, consolidation, business combination or similar transaction involving a Target Entity, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the Assets of the Target Entities, taken as a whole, or (C) any liquidation or dissolution of a Target Entity; and (ii) "Superior Offer," with respect to Target, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the Assets of Target or substantially all of the total outstanding voting securities of Target on terms that the Board of Directors of Target has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to Target's stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

8.4 Exchange Listing.

   Buyer shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of Buyer Common Stock to be issued to the holders of Target Common Stock pursuant to the Merger and upon the exercise of the Target Options, and Buyer shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

8.5 Antitrust Notification; Consents of Regulatory Authorities.

   (a) To the extent required by the HSR Act, each of the Parties shall, within a reasonable period of time, file with the United States Federal Trade Commission ("FTC") and the United States Department of Justice ("DOJ") the notification and report form required for the transactions contemplated hereby, shall promptly file any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act, and shall comply in all material respects with the requirements of the HSR Act. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted with respect to the Merger under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively "Antitrust Laws"). In the event any Litigation is threatened or instituted challenging the Merger as violative of Antitrust Laws, each Party shall use its reasonable efforts to avoid the filing of, or resist or resolve such Litigation. Each Party shall use its reasonable efforts to take such action as may be required by: (i) the DOJ and/or the FTC in order to resolve such objections as either of them may have to the Merger under the Antitrust Laws, or (ii) any federal or state court of the United States, or similar court of competent jurisdiction in any foreign jurisdiction, in any suit brought by any Regulatory Authority or any other Person challenging the Merger as violative of the Antitrust Laws, in order to avoid the entry of any Order (whether temporary, preliminary or permanent) which has the effect of preventing the consummation of the Merger and to have vacated, lifted, reversed or overturned any such Order. Reasonable efforts shall not include the willingness of Buyer to accept an Order agreeing to the divestiture, or the holding separate, of any Assets of any Buyer Entity or any Target Entity which Buyer reasonably determines to be material to Buyer or to the benefits of the transaction for which it has bargained for hereunder. Buyer shall be entitled to direct any proceedings or negotiations with any Regulatory Authority relating to any of the foregoing, provided that it shall afford Target a reasonable opportunity to participate therein. Notwithstanding anything to the contrary in this Section, no Buyer Entity shall be required to divest any of its businesses, product lines or Assets, or to take or agree to take any other action or agree to any limitation, that Buyer reasonably determines to be material to Buyer or to the benefits of the transaction for which it has bargained for hereunder.

   (b) The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (which shall include the filings pursuant to subsection (a) above), and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they shall consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party shall keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent shall not be obtained or that the receipt of any such Consent will be materially delayed.

8.6 Filings with State Offices.

   Upon the terms and subject to the conditions of this Agreement, Sub shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

8.7 Agreement as to Efforts to Consummate.

   Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

8.8 Investigation and Confidentiality.

   (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to the consummation of the Merger and shall permit the other Party and its advisors and agents to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party.

   (b) In addition to the Parties' respective obligations under the Confidentiality Agreement, which is hereby reaffirmed and adopted, and incorporated by reference herein each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

   (c) Each of Buyer and Sub, on the one hand, and Target, on the other, agrees that, except for the representations and warranties made by the other party that are expressly set forth in Article 5 and Article 6 of this Agreement, as applicable, neither the other party nor any of its representatives or Affiliates has made and shall not be deemed to have made to such party or to any of its representatives or Affiliates any representation or warranty of any kind. Without limiting the generality of the foregoing, each party agrees that neither the other party nor any of its Affiliates makes or has made any representation or warranty to such party or to any of its representatives or Affiliates with respect to:

   (i) any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the other party or any of its Subsidiaries or the future business, operations or affairs of the other party or any of its Subsidiaries heretofore or hereafter delivered to or made available to such party or its counsel, accountants, advisors, lenders, representatives or Affiliates; and

  (ii) any other information, statement or documents heretofore or hereafter delivered to or made available to such party or its counsel, accountants, advisors, lenders, representatives or Affiliates with respect to the other party or any of its Subsidiaries or the business, operations or affairs of the other party or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made by the other party and contained in Article 5 or Article 6 of this Agreement, as applicable.

8.9 Press Releases.

   Prior to the Effective Time, Target and Buyer shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.9 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

8.10 Tax Treatment.

   (a) This Agreement is a "plan of reorganization" within the meaning of
Section 1.368-2(g) of the Treasury regulations promulgated under the Internal Revenue Code. From and after the date of this Agreement and until the Effective Time, except as provided in Section 1.4, each Party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, neither Sub, Buyer nor any of their Affiliates shall knowingly take any action that could cause the Merger to fail to qualify as a reorganization under
Section 368(a) of the Code.

   (b) Target does not know of any reason why Target will not be able to deliver to each of Alston & Bird LLP and Vinson & Elkins LLP, at the time the Registration Statement or any amendment thereto is filed with the SEC and on or about the Closing Date, certificates in the form of Exhibit 4 hereto and substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the opinions contemplated by Section 9.1(f).

   (c) Buyer does not know of any reason why Buyer will not be able to deliver to each of Alston & Bird LLP and Vinson & Elkins LLP, at the time the Registration Statement or any amendment thereto is filed with the SEC and on or about the Closing Date, certificates in the form of Exhibit 4 hereto and substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the opinions contemplated by Section 9.1(f).

8.11 Agreement of Affiliates.

   Target has disclosed in Section 8.11 of the Target Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Target for purposes of Rule 145 under the 1933 Act. Target shall use its reasonable efforts to cause each such Person to deliver to Buyer prior to the Effective Time, a written agreement, in substantially the form of Exhibit 3, providing that such Person shall not sell, pledge, transfer, or otherwise dispose of the shares of Buyer Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Buyer shall be entitled to place restrictive legends upon certificates for shares of Buyer Common Stock issued to affiliates of Target pursuant to this Agreement to enforce the provisions of this Section
8.11. Buyer shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Buyer Common Stock by such affiliates.

8.12 Employee Benefits and Contracts.

   (a) Following the Effective Time, Buyer shall cause the Surviving Corporation and its Subsidiaries to continue to provide individuals who were officers and employees of the Target Entities immediately prior to the Effective Time (the "Continuing Employees") with benefits under the Target Benefit Plans (except that Buyer shall have no obligation to provide benefits under stock option or other plans involving the potential issuance of Buyer Common Stock or Target Common Stock other than as provided in Section 3.5 of this Agreement) or similar arrangements, on terms and conditions which when taken as a whole are substantially similar to those which are provided to such officers and employees by the Target Entities immediately prior to the Effective Time (with such changes as Buyer may reasonably determine are required by law). Notwithstanding the foregoing, Buyer may, at any time following the Effective Time and in its sole discretion, discontinue providing benefits under any Target Benefit Plan to Continuing Employees, provided that such Continuing Employees shall thereafter receive benefits under Buyer's Employee Benefit Plans (except that Buyer shall have no obligation to provide benefits under stock option or other plans involving the potential issuance of Buyer Common Stock other than as provided in Section 3.5 of this Agreement), on terms and conditions which taken as a whole are substantially similar to those provided by the Buyer Entities to their similarly situated officers and employees. In the event the Continuing Employees participate in Buyer's Employee Benefit Plans at any time after the Effective Time then, (i) for purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accruals under Buyer's Employee Benefit Plans, including the Termination Benefits Plan of Buyer, the service of the Continuing Employees with the Target Entities prior to the Effective Time shall be treated as service with a Buyer Entity participating in such Employee Benefit Plans; and
(ii) except as otherwise provided in the next succeeding sentence, with respect to health, life, welfare and other group benefits, Buyer's Employee Benefit Plans shall waive any eligibility periods, evidence of insurability and pre-existing conditions limitations and shall honor any deductible, co-payment, co-insurance or out-of-pocket expenses paid or incurred for the current plan year by such Continuing Employees, including, with respect to their covered dependents, under the Target Benefit Plans during the period preceding the date of participation in Buyer's Employee Benefit Plans, as though such amount had been paid in accordance with the terms and conditions of the Buyer's Employee Benefit Plans. Notwithstanding the foregoing, Buyer's undertaking set forth in clause (ii) of the immediately preceding sentence shall only be applicable to Buyer's Employee Benefit Plans which are fully insured to the extent permitted under the terms of the applicable insurance policy or to the extent approved by the applicable insurance carrier. Buyer also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in
Section 8.12 of the Target Disclosure Memorandum to Buyer between any Target Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Target Benefit Plans.

   (b) Effective prior to the Effective Time, Target shall terminate all of Target's severance and termination benefit plans, including without limitation, the Target Severance Benefit Plan, as amended and restated effective October 1, 2000, and Buyer shall cause the Surviving Corporation and its Subsidiaries to adopt the Termination Benefits Plan of Buyer and for a period of at least one year following the Closing shall make such Buyer plan available (and not reduce the benefits available thereunder) to the Continuing Employees. Notwithstanding the preceding sentence, Buyer shall cause the Surviving Corporation and its Subsidiaries to honor the terms of the Change of Control Agreements disclosed in Section 8.12 of the Target Disclosure Memorandum.

   (c) Buyer shall cause the Surviving Corporation and its Subsidiaries to permit all Continuing Employees to retain and take any paid vacation days accrued but not taken or lost under the Target's and the Target Entities' vacation policies prior to the Effective Time, provided that such vacation days are taken or paid in lieu of being taken within one year after the Effective Time.
   (d) As soon as practicable following the date of this Agreement, Target's Board of Directors or, if appropriate, any committee thereof administering the ESPP, shall adopt such resolutions or take such actions as are required to (i) terminate such ESPP prior to the Effective Time, (ii) provide that the offering period scheduled to end on December 31, 2001 (the "Final Offering Period") shall end on the earlier of (a) December 31, 2001, or (b) the termination of the ESPP, and (iii) provide that no new offering periods shall be commenced following the termination of the Final Offering Period.

8.13 Indemnification.

   (a) For a period of six years after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Target Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of Target or, at Target's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Delaware Law and by the Target Certificate of Incorporation and Target Bylaws and their existing Indemnification Agreements as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

   (b) Buyer shall, or shall cause the Surviving Corporation to, use its reasonable efforts (and Target shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Target's existing directors' and officers' liability insurance policy (provided that Buyer or the Surviving Corporation may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the written consent of Target given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither Buyer nor the Surviving Corporation shall be obligated to make aggregate annual premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Target's directors and officers, 150% of the annual premium payments on Target's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer or the Surviving Corporation shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

   (c) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.13, upon learning of any such Liability or Litigation, shall promptly notify Buyer and the Surviving Corporation thereof. In the event of any such Litigation (whether arising before or after the Effective Time),
(i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof and neither Buyer nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties shall cooperate in the defense of any such Litigation, and (iii) neither Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided further that neither Buyer nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

   (d) If Buyer or the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume the obligations set forth in this Section 8.13

   (e) The provisions of this Section 8.13(e) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

8.14 Board of Directors of Buyer.

   The Board of Directors of Buyer shall take all actions necessary such that effective as of immediately following the Effective Time, two designee(s) of Target reasonably acceptable to Buyer, one of whom shall be "independent" under the rules of the NYSE, shall become a member of the Board of Directors of Buyer.

8.15 Section 16(b) Board Approval.

   (a) Prior to Closing, the Board of Directors of Buyer shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of "non-employee directors" thereof, approve and adopt, for purposes of exemption from "short-swing" liability under Section 16(b) of the Exchange Act, the acquisition of Buyer Common Stock at the Effective Time by officers and directors of Target (including officers or directors of Target who become, prior to, at, or following the Effective Time of the Merger, officers or directors of Buyer) as a result of the conversion of shares of Target Common Stock in the Merger and the assumption of the Target Options by Buyer at the Effective Time. Such resolution shall set forth the name of the applicable "insiders" for purposes of Section 16 of the Exchange Act, the number of securities to be acquired by each individual, that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act, and, for the Target Options to be assumed by Buyer at the Effective Time, the material terms of the options and warrants to purchase Buyer Common Stock acquired by such insiders as a result of the assumption by Buyer of such Target Options.

   (b) Prior to Closing, the Board of Directors of Target shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of "non-employee directors" thereof, approve and adopt, for purposes of exemption from "short-swing" liability under Section 16(b) of the Exchange Act, the conversion at the Effective Time of the shares of Target Common Stock held by officers and directors of Target into shares of Buyer Common Stock and cash as a result of the conversion of shares in the Merger, and the assumption and cashout by Buyer at the Effective Time of the Target Options of the officers and directors of Target. Such resolution shall set forth the name of the applicable "insiders" for purposes of Section 16 of the Exchange Act and, for each "insider," the number of shares of Target Common Stock to be converted into shares of Buyer Common Stock and cash at the Effective Time, the number and material terms of the Options to be assumed and cashed out by Buyer at the Effective Time, and that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act.

          ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party.

   The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

   (a) Stockholder Approval. The stockholders of Target shall have adopted and approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NYSE. The stockholders of Buyer shall have approved the issuance of shares of Buyer Common Stock pursuant to the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NYSE.

   (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired, except for Consents, the failure of which to obtain would not, as reasonably determined by Buyer, be material to Buyer or to the benefits of the transaction for which it has bargained for hereunder. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the disposition of Assets) which Buyer reasonably determines to be material to Buyer or to the benefits of the transaction for which it has bargained for hereunder.

   (c) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement and no such Law, Order or action shall be pending or overtly threatened.

   (d) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Buyer Common Stock issuable pursuant to the Merger shall have been received.

   (e) Exchange Listing. The shares of Buyer Common Stock issuable pursuant to the Merger and upon the exercise of the Target Options shall have been approved for listing on the NYSE, subject to official notice of issuance.

   (f) Tax Matters. Target shall have received a written opinion of Vinson & Elkins LLP, in form and substance reasonably satisfactory to Target, and Buyer shall have a written opinion of Alston & Bird LLP, in form and substance reasonably satisfactory to Buyer (the "Tax Opinions"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger by the stockholders of Target Common Stock for Buyer Common Stock will not give rise to gain or loss to the stockholders of Target with respect to such exchange (except to the extent of any cash received), and (iii) none of Target, Sub or Buyer will recognize gain or loss solely as a consequence of the Merger. The issuance of such Tax Opinions shall be conditioned upon (A) receipt by each of Alston & Bird LLP and Vinson & Elkins LLP of representation letters from each of Buyer and Target substantially in the form of Exhibit 4 hereto and reasonably satisfactory in form and substance to each of Alston & Bird LLP and Vinson & Elkins LLP, and each such letter shall be dated on or before the date of such Tax Opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time, and (B) the receipt by Target stockholders in the Merger in the aggregate, an amount of Buyer Common Stock with a value as of the Effective Time equal to at least forty percent (40%) of the total value of all shares of Target Common Stock outstanding immediately prior to the Effective Time taking into account the amount of Cash Consideration paid or to be paid to Target stockholders.

9.2 Conditions to Obligations of Buyer.

   The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 11.6(a):

   (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Target set forth in this Agreement shall be assessed as of the date of this

Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3. shall be true and correct (except for inaccuracies that are de minimus in amount). The representations and warranties set forth in Sections 5.17, 5.18, 5.19, 5.20 and 5.21 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Target set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.17, 5.18,5.19, 5.20 and 5.21) such that the aggregate effect of such inaccuracies (without regard to any materiality or Material Adverse Effect qualifier(s) contained in any and each such representation and warranty) has, or is reasonably likely to have, a Target Material Adverse Effect.

   (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

   (c) Certificates. Target shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by Target's chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Target and in Sections 9.2(a), 9.2(b) and 9.2(d) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

   (d) Material Adverse Effect. No Target Material Adverse Effect shall have occurred since the date hereof and be continuing.

9.3 Conditions to Obligations of Target.

   The obligations of Target to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to
Section 11.6(b):

   (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Buyer set forth in Section 6.3 shall be true and correct (except for inaccuracies that are de minimus in amount). The representations and warranties set forth in Sections 6.14, 6.15 and 6.16 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement (including the representations and warranties set forth in Section 6.3, 6.14, 6.15 and 6.16) such that the aggregate effect of such inaccuracies (without regard to any materiality or Material Adverse Effect qualifier(s) contained in any and each such representation and warranty) has, or is reasonably likely to have, a Buyer Material Adverse Effect.

   (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

   (c) Certificates. Buyer shall have delivered to the Target (i) a certificate, dated as of the Effective Time and signed on its behalf by Buyer's chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Buyer and in Sections
9.3(a), 9.3(b) and 9.3(d) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer's Board of Directors and stockholders and Sub's Board of Directors and sole stockholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall request.

   (d) Material Adverse Effect. No Buyer Material Adverse Effect shall have occurred since the date hereof and be continuing.

                             ARTICLE 6 TERMINATION

10.1 Termination.

   Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Target and the stockholders of Buyer or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

   (a) By mutual written consent duly authorized by the Boards of Directors of Buyer and Target; or

   (b) By either Buyer or Target in the event that the Merger shall not have been consummated by May 31, 2002 (which date shall be extended to July 31, 2002, if the Merger shall not have been consummated as a result of the failure to satisfy the conditions set forth in Section 9.1(b) or (c), as appropriate, the "End Date"), if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(b); or

   (c) By either Buyer or Target (provided that the terminating Party is not then in material breach of any covenant or other agreement contained in this Agreement and has not willfully breached any of such Party's representations and warranties contained in this Agreement) in the event of a breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement which breach would permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standards set forth in Section 9.2(a) or (b) or 9.3(a) or (b), as applicable; provided that if such breach in the representations, warranties, covenants or agreements is curable prior to the End Date through the exercise of reasonable efforts and the breaching Party exercises reasonable efforts to cure such breach, then the non-breaching Party may not terminate this Agreement under this Section 10.1(c) prior to 30 days following the receipt of written notice of such breach; or

   (d) By either Buyer or Target in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby pursuant to Section 9.1(b) shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable; or

   (e) By either Buyer or Target in the event the stockholders of Target fail to adopt and approve this Agreement and the Merger or stockholders of Buyer fail to approve the issuance of Buyer Common Stock pursuant to this Agreement at the Stockholders' Meetings where such matters were presented to such stockholders for approval and voted upon; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to a Party where the failure to obtain stockholder approval of such Party shall have been caused by the action or failure to act by such Party and such action or failure to act constitutes a material breach by such Party of this Agreement; or

   (f) By Buyer in the event that (i) the Board of Directors of Target, shall have failed to reaffirm publicly its approval, as soon as reasonably practicable, and in no event later than two business days, after Buyer's request for such reaffirmation, of the Merger and the transactions contemplated by this Agreement, or shall have resolved not to reaffirm the Merger, or (ii) the Board of Directors of Target shall have failed to include in the Joint Proxy Statement/Prospectus its recommendation, without modification or qualification, that Target stockholders approve and adopt this Agreement and approve the Merger or shall have withheld, withdrawn, amended or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the recommendation of such Board of Directors to Target stockholders that they approve and adopt this Agreement and approve the Merger, or (iii) the Board of Directors of Target shall have made a Change of Recommendation or, within ten business days after commencement of any tender or exchange offer for any shares of Target Common Stock, the Board of Directors of Target shall have failed to recommend against acceptance of such tender or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender or exchange offer by its stockholders; or

   (g) By Target, (provided that Target is not then in material breach of any covenant or other agreement contained in this Agreement and has not willfully breached any of its representations and warranties contained in this Agreement), if the Board of Directors of Target has made a Change of Recommendation in order to approve and permit Target to accept a Superior Offer; provided, however, that (i) Buyer does not make, within three business days after receipt of Target's written notice pursuant to Section 8.3(d), an offer that the Board of Directors of Target shall have concluded in good faith (following consultation with its financial advisor and outside legal counsel) is as favorable, from a financial point of view, to the Target stockholders as such Superior Offer, and (ii) Target shall have tendered to Buyer payment in full of the amount specified in Section 10.3(b) concurrently with delivery of notice of termination pursuant to this Section 10.1(g); or

   (h) By Buyer, if Target shall have had a Target Material Adverse Effect; or

   (i) By Target, if Buyer shall have had a Buyer Material Adverse Effect.

   A terminating Party shall provide written notice of termination to the other Party specifying the reason for such termination.

10.2 Effect of Termination.

   In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 8.8(b), 10.2 and 10.3, and Article 11, shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any willful breach by that Party of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

10.3 Expenses.

   (a) Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel; provided, however, that Buyer and Target shall share equally (i) all fees and expenses, other than attorneys' and accountants' fees and expenses which fees shall be paid for by the party incurring such expense, incurred in relation to the printing and filing (with the SEC) of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act.

   (b) Notwithstanding the foregoing, if:

      (i) (x) Either Target or Buyer terminates this Agreement pursuant to
          Section 10.1(e) (as it relates to the approval of Target stockholders), (y) Target terminates this Agreement pursuant to
          Section 10.1(b), or (z) Target has failed to perform and comply in all material respects with any of its obligations, agreements or covenants required by this Agreement and Buyer terminates this Agreement pursuant to Section 10.1(c); and as to any of clauses (x),
          (y) or (z) above, prior to the termination of this Agreement, there has been publicly announced an Acquisition Proposal (other than the Merger) and within twelve months of such termination Target shall either (1) consummate an Acquisition Transaction or (2) enter into an agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction (but changing, in the case of (1) and (2), the references to the 15% amounts in the definition of Acquisition Proposal to 50%) is subsequently consummated; or

     (ii) Buyer shall terminate this Agreement pursuant to 10.1(f); or

    (iii) Target shall terminate this Agreement pursuant to 10.1(g);

then Target shall pay to Buyer an amount equal to $45,000,000 (the "Buyer Termination Fee"). Target hereby waives any right to set-off or counterclaim against such amounts. If the Termination Fee shall be payable pursuant to subsection (b)(i) of this Section 10.3, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (b)(ii) of this Section 10.3, the Termination Fee shall be paid in same-day funds no later than two business days from the date of termination of this Agreement. If the Termination Fee shall be payable pursuant to subsection (b)(iii) of this Section 10.3, the Termination Fee shall be paid in same-day funds concurrently with the delivery of the notice of termination of this Agreement pursuant to Section 10.1(g).

   (c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Target fails to pay promptly any fee payable by it pursuant to this Section 10.3, then Target shall pay to Buyer, its costs and expenses (including attorneys' fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. (in effect on the date such payment was required to be made) from the date such payment was due under this Agreement until the date of payment.

   (d) Nothing contained in this Section 10.3 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by Target of the terms of this Agreement or otherwise limit the rights of Buyer; provided, however, that in the event that Buyer is entitled to receive a Termination Fee pursuant to Section 10.3(b)(i)(z) above, Buyer must elect to either (i) receive such Termination Fee and, upon receipt of such Termination Fee, dismiss with prejudice any pending litigation against Target, or release Target from any Liability, relating to a breach by Target of its covenants and agreements under this Agreement or (ii) waive its right to receive such Termination Fee.

                           ARTICLE 11 MISCELLANEOUS

11.1 Definitions.

   (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

      "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) contemplated by an Acquisition Proposal.

      "Affiliate" of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

      "Assets" of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

      "Buyer Capital Stock" means, collectively, the Buyer Common Stock, the Buyer Preferred Stock and any other class or series of capital stock of Buyer.

      "Buyer Common Stock" means the $0.01 par value common stock of Buyer.

      "Buyer Disclosure Memorandum" means the written information entitled "Buyer Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Target describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Each reference to the Buyer Disclosure Memorandum contained in this Agreement qualifies the referenced representation, warranty or covenant to the extent specified therein and such other representations, warranties and covenants contained herein (regardless of whether or not such representation or warranty contains a reference to such disclosure memorandum) to the extent a matter in such disclosure memorandum is disclosed in a way as to make its relevance to the information called for by such other representation or warranty readily apparent on its face.

      "Buyer Entities" means, collectively, Buyer and all Buyer Subsidiaries.

      "Buyer Financial Statements" means the consolidated balance sheets (including related notes and schedules, if any) of Buyer as of most recent quarter end, and as of December 31, 1999 and December 31, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended, and for each of the three fiscal years ended December 31, 2000, 1999 and 1998, as filed by Buyer in SEC Documents.

      "Buyer Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has (i) a material long-term adverse impact on the financial position, business, or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Buyer Material Adverse Effect" shall not be deemed to include the impact of (A) changes in the market price or trading volume of Buyer Common Stock, (B) any failure to meet internal projections or forecasts or published revenue or earnings predictions for any period ending on or after the date hereof, or
   (C) any event, change or occurrence relating to or resulting (y) from out-of-pocket fees and expenses, severance and other benefit or compensation costs paid or to be paid in connection with the Merger or (z) the performance of or compliance with any of the terms and conditions of this Agreement, (D) changes affecting the general economic condition in the jurisdictions where Buyer operates (which changes do not disproportionately affect Buyer in any material respect), or (E) changes affecting any of the industries in which Buyer operates generally (which changes do not disproportionately affect Buyer in any material respect).

      "Buyer Preferred Stock" means the $0.01 par value preferred stock of Buyer.

      "Buyer Subsidiaries" means the Subsidiaries of Buyer, which shall include any corporation, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

      "Certificate of Merger" means the Certificate of Merger to be executed by Sub and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1.

      "Closing Date" means the date on which the Closing occurs.

      "Confidentiality Agreement" means that certain Confidentiality Agreement, dated September 11, 2001, between Target and Buyer.

      "Consent" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

      "Contract" means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

      "Default" means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit,
   (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or
   (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

      "Employee Benefit Plan" means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any "employee benefit plan," as that term is defined in
   Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be
   (i) covered or qualified under the Code, ERISA or any other applicable Law,
   (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or
   (v) arrived at through collective bargaining or otherwise.

      "Environmental Laws" means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface, or subsurface strata), including, without limitation (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. (S)(S)9601 et seq. ("CERCLA"); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. (S)(S)6901 et seq., ("RCRA"); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. (S)(S)11001 et seq.);
   (iv) the Clean Air Act (42 U.S.C. (S)(S) 7401 et seq.); (v) the Clean Water Act (33 U.S.C. (S)(S)1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. (S)(S)2601 et seq.); (vii) the Hazardous Materials Transportation Act (49 U.S.C. (S)(S) 5101 et seq.); (viii) the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. (S)(S)136 et seq.); (ix) the Safe Drinking Water Act (41 U.S.C. (S)(S)300f et seq.); (x) any state, county, municipal, local or foreign statutes, laws or ordinances similar or analogous to the federal statutes listed in parts (i)-(ix) of this subparagraph; (xi) any amendments to the statutes, laws or ordinances listed in parts (i)-(x) of this subparagraph, regardless of whether in existence on the date hereof; (xii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i)-(xi) of this subparagraph; and (xiii) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters.

      "Equity Rights" means all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      "ERISA Affiliate" means any entity which together with a Target Entity would be treated as a single employer under Code Section 414.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Exhibits" 1 through 4, inclusive, means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

      "GAAP" means generally accepted accounting principles, consistently applied during the periods involved.

      "Hazardous Material" means any chemical, substance, waste, material, pollutant, contaminant, equipment or fixture defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including, without limitation, RCRA hazardous wastes, CERCLA hazardous substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, asbestos and asbestos-containing materials, and polychlorinated biphenyls (PCBs).

      "HSR Act" means Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

      "Intellectual Property" means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

      "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

      "Joint Proxy Statement/Prospectus" means the proxy statement used by Target and Buyer to solicit the approval of their respective stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer Common Stock to holders of Target Common Stock.

      "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer or general counsel.
      "Law" means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

      "Liability" means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

      "Lien" means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) Liens which do not materially impair the use of or title to the Assets subject to such Lien, (iii) the filing of any financing statement under the Uniform Commercial Code or its equivalent in any jurisdiction; and (iv) any agreement by such Person to grant, give or otherwise convey any of the foregoing.

      "Litigation" means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

      "Material" or "material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

      "NYSE" means the New York Stock Exchange, Inc.

      "Operating Property" means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

      "Order" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

      "Participation Facility" means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

      "Party" means any of Target, Sub or Buyer, and "Parties" means Target, Sub and Buyer.

      "Permit" means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, excluding any Environmental Permits.

      "Person" means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

      "Registration Statement" means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Buyer under the 1933 Act with respect to the shares of Buyer Common Stock to be issued to the stockholders of Target in connection with the transactions contemplated by this Agreement.

      "Regulatory Authorities" means, collectively, the SEC, the NYSE, the FTC, the DOJ, and all other federal, state, county, local, foreign or other governments or governmental or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards or bodies, having jurisdiction over the Parties and their respective Subsidiaries.

      "Representative" means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent engaged by a Person.

      "SEC" means the United States Securities and Exchange Commission.

      "SEC Documents" means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Securities Laws" means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

      "Sub Common Stock" means the $0.01 par value common stock of Sub.

      "Subsidiaries" means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

      "Surviving Corporation" means Sub as the surviving corporation resulting from the Merger.

      "Target Common Stock" means the $0.01 par value common stock of Target.

      "Target Disclosure Memorandum" means the written information entitled "Target Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Each reference to the Target Disclosure Memorandum contained in this Agreement qualifies the referenced representation, warranty or covenant to the extent specified therein and such other representations, warranties and covenants contained herein (regardless of whether or not such representation or warranty contains a reference to such disclosure memorandum) to the extent a matter in such disclosure memorandum is disclosed in a way as to make its relevance to the information called for by such other representation or warranty readily apparent on its face.

      "Target Entities" means, collectively, Target and all Target Subsidiaries.

      "Target Financial Statements" means (i) the consolidated balance sheets (including related notes and schedules, if any) of Target as of September 28, 2001, and as of December 29, 2000 and December 31, 1999, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 28, 2001, and for each of the three fiscal years ended 2000,1999 and 1998, as filed by Target in SEC Documents.

      "Target Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has (i) a material long term adverse impact on the financial position, business, or results of operations of Target and its Subsidiaries, taken as a whole, or (ii) a material adverse impact on the ability of Target to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Target Material Adverse Effect" shall not be deemed to include the impact of (A) changes in the market price or trading volume of Target Common Stock, (B) any failure to meet internal projections or forecasts or published revenue or earnings predictions for any period ending on or after the date hereof, or (C) any event, change or occurrence relating to or resulting from (y) out-of-pocket fees and expenses, severance and other benefit or compensation costs paid or to be paid in connection with the Merger or (z) the performance of or compliance with any of the terms and conditions of this Agreement, (D) changes affecting the general economic condition in the jurisdictions where Target operates (which changes do not disproportionately affect Target in any material respect), or (E) changes affecting any of the industries in which Buyer operates generally (which changes do not disproportionately affect Target in any material respect).

      "Target Options" means all issued and outstanding stock options pursuant to the Target Stock Plans.

      "Target Stock Plans" means the existing stock option and other stock-based compensation plans of Target designated as follows: the Target 2000 Amended and Restated Stock Option Plan, the Target 1998 Amended and Restated Stock Option Plan, the Target 1997 Amended and Restated Stock Option Plan, the Target 1996 Amended and Restated Stock Option Plan, the Target 1990 Stock Option Plan and the ESPP.

      "Target Subsidiaries" means the Subsidiaries of Target, which shall include the Target Subsidiaries described in Section 5.4 and any corporation, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Target in the future and held as a Subsidiary by Target at the Effective Time.

      "Tax" or "Taxes" means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

      "Tax Return" means any report, return, information return, or other information required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

   (b) The terms set forth below shall have the meanings ascribed thereto on the referenced pages of this Agreement:

                    Term                               Page
                    Acquisition Proposal..............  38
                    Agreement.........................   1
                    Antitrust Laws....................  39
                    Average Closing Price.............   4
                    Buyer.............................   1
                    Buyer Bylaws......................  25
                    Buyer Certificate of Incorporation  25
                    Buyer Group.......................  28
                    Buyer SEC Reports.................  26
                    Buyer Termination Fee.............  52
                    Buyer Voting Agreement............   1
                    Cash Consideration................   3
                    Cash Payment......................   4
                    Certificates......................   7
                    Change of Recommendation..........  38
                    Closing...........................   2
                    Continuing Employees..............  42
                    DGCL..............................   2
                    DOJ...............................  39
                    DOL...............................  19
                    Effective Time....................   2
                    End Date..........................  49
                    Environmental Permits.............  16
                    ESPP..............................  32
                    Exchange Agent....................   7
                    Exchange Ratio....................   4

                    Term                                Page
                    Final Offering Period..............  44
                    FTC................................  39
                    Group..............................  38
                    Indemnified Party..................  44
                    IRS................................  10
                    Material Contract..................  22
                    Maximum Amount.....................  44
                    Merger.............................   2
                    Merger Consideration...............   4
                    Reverse Merger.....................   3
                    Stockholders' Meeting..............  35
                    Sub................................   1
                    Superior Offer.....................  38
                    Takeover Laws......................  24
                    Target.............................   1
                    Target Benefit Plans...............  19
                    Target Bylaws......................   9
                    Target Certificate of Incorporation   9
                    Target Contracts...................  23
                    Target ERISA Plan..................  19
                    Target Foreign Benefit Plans.......  22
                    Target Pension Plan................  19
                    Target SEC Reports.................  12
                    Target Voting Agreements...........   1
                    Tax Opinions.......................  47
                    WARN Act...........................  17

   (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

11.2 Non-Survival of Representations and Covenants.

   The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this
Section 11.2, Sections 8.11, 8.12, 8.13 and 8.14, and Article 1, Article 2,
Article 3, Article 4 and Article 11 shall survive the Effective Time.

11.3 Brokers and Finders.

   Except for Credit Suisse First Boston Corporation as to Target and except for Wachovia Securities as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker's representing or being retained by or allegedly representing or being retained by Target or by Buyer, each of Target and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4 Entire Agreement.

   Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.8(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.12 and 8.13.

11.5 Amendments.

   To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Board of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that after any such stockholder approval, there shall be made no amendment that pursuant to applicable law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except in writing signed by each of Buyer, Target and Sub.

11.6 Waivers.

   (a) Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Target, to waive or extend the time for the compliance or fulfillment by Target of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

   (b) Prior to or at the Effective Time, Target, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer or Sub, to waive or extend the time for the compliance or fulfillment by Buyer or Sub of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

   (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7 Assignment.

   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8 Notices.

   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

     Target:
                                          Dal-Tile International Inc.
                                          7834 C.F. Hawn Freeway
                                          Dallas, Texas 75217
                                          Facsimile Number: (214) 309-4300
                                          Attention: Chief Financial Officer

     Copy to Counsel:
                                          Vinson & Elkins LLP
                                          3700 Trammell Crow Center
                                          2001 Ross Avenue
                                          Dallas, Texas 75201
                                          Facsimile Number: (214) 220-7716
                                          Attention: Mark Early

     Buyer or Merger Sub:
                                          Mohawk Industries, Inc.
                                          160 S. Industrial Blvd.
                                          Calhoun, Georgia 30701
                                          Facsimile Number: (706) 625-3851
                                          Attention: Chief Financial Officer

     Copy to Counsel:
                                          Alston & Bird LLP
                                          One Atlantic Center
                                          1201 West Peachtree Street
                                          Atlanta, Georgia 30309-3424
                                          Facsimile Number: (404) 881-4777
                                          Attention: Alexander W. Patterson
                                                  Bryan E. Davis

11.9 Governing Law.

   Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Delaware.

11.10 Counterparts.

   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.11 Captions, Articles and Sections.

   The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12 Interpretations.

   Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

11.13 Enforcement of Agreement.

   The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of Delaware.

11.14 Severability.

   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.15 No Affiliate Liability.

   Each of the following is herein referred to as a "Party Affiliate": (a) any Affiliate of a Party or (b) any director, officer, trustee, employee, representative or agent of (i) any Party or (ii) any Affiliate of a Party. Unless otherwise expressly liable pursuant to a written agreement, no Party Affiliate, acting in his or its capacity as an agent of a Party, shall have any liability or obligation for breaches of this Agreement or the transactions contemplated hereby, and each Party hereby waives and releases all claims of any such liability and obligation, except as set forth below. Notwithstanding the provisions of the preceding sentence, Buyer and Merger Sub neither waive nor release, any claims that they may otherwise have against any Party Affiliate of Target (i) for such Person's actual, intentional misrepresentation (a) of any fact to Target's independent auditors, or any item reflected in Target's SEC Reports (including any reports filed after the date of this Agreement), and (b) to the extent that such misrepresentation has caused the Target SEC Reports (including any reports filed after the date of this Agreement) to materially misstate the financial position of Target and its consolidated Subsidiaries, at such date, or the consolidated results of their operations and their consolidated cash flow for the period then ended and (ii) for actions taken by a Party Affiliate of Target in violation of the provisions of Section 8.3 of this Agreement (but only to the extent that Buyer or Merger Sub seeks to enforce such provisions against a Party Affiliate by specific performance, injunctive relief or by any other equitable means available to Buyer).

11.16 Schedule Definitions.

   All capitalized terms in the Target Disclosure Memorandum or Buyer Disclosure Memorandum shall have the meanings ascribed to them herein, unless the context otherwise requires or as otherwise defined.

   IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

                                          MOHAWK INDUSTRIES, INC.

                                          By: /s/ Jeff Lorberbaum
                                             -------------------------
                                             President


                                          MAVERICK MERGER SUB, INC.

                                          By: /s/ Jeff Lorberbaum
                                             -------------------------
                                             President

                                          DAL-TILE INTERNATIONAL INC.


                                          By: /s/ Jacques R. Sardas
                                             -------------------------
                                             President

                                                                        ANNEX B

                                    FORM OF
                          DAL-TILE INTERNATIONAL INC.
                               VOTING AGREEMENT

   THIS DAL-TILE INTERNATIONAL INC. VOTING AGREEMENT (this "Agreement") is made and entered into as of November 19, 2001 by and among Mohawk Industries, Inc., a Delaware corporation ("Maverick"), and the undersigned stockholder ("Stockholder") of Dal-Tile International Inc., a Delaware corporation ("Dallas").

                                   RECITALS

   A. Concurrently with the execution and delivery hereof, Maverick, a wholly owned subsidiary of Maverick ("Maverick Sub"), and Dallas are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Merger Agreement"), which provides for the merger (the "Merger") of Dallas with and into Maverick Sub in accordance with its terms.

   B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding capital stock of Dallas and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement.

   C. In consideration of the execution and delivery of the Merger Agreement by Maverick and Maverick Sub, Stockholder (in his or her capacity as such) desires to agree to vote the Shares (as defined herein) and other such shares of capital stock of Dallas over which Stockholder has voting power so as to facilitate the consummation of the Merger.

   NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

      (a) "Dallas Common Stock" means the common stock, par value $0.01 per share, of Dallas.

      (b) "Expiration Date" means the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to the terms of Article 10 thereof, or (ii) the Effective Time.

      (c) "Person" means any individual, corporation, limited liability company, general or limited partnership, unincorporated association, joint venture, or other business enterprise or entity.

      (d) "Shares" means (i) all shares of Dallas Common Stock and other voting securities of Dallas owned, beneficially or of record, by Stockholder as of the date hereof, and (ii) all additional shares of Dallas Common Stock and other voting securities of Dallas acquired by Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date.

      (e) "Transfer" means, with respect to any security, to directly or indirectly (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of such security or any interest in such security, or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, encumber, grant an option with respect to, transfer or dispose of such security or any interest therein.

    2. Transfer Restrictions.

      (a) Transfer of Shares. At all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, Stockholder shall not, except in connection with the Merger or as the result of the death of the Stockholder, Transfer any of the Shares, or discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement with respect thereto, unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be Transferred shall have: (i) executed a counterpart of this Agreement and the Proxy (as defined in Section 4 hereof) (with such modifications as Maverick may reasonably request), and (ii) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

      (b) Transfer of Voting Rights. At all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

    3. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of Dallas called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Dallas, Stockholder (in Stockholder's capacity as such) shall appear at the meeting or otherwise cause the Shares to be present thereat for purposes of establishing a quorum, and shall cause the Shares to be voted, to the extent not voted by the persons appointed as proxies under the Proxy, (i) in favor of the approval and adoption of the Merger Agreement and in favor of approval of the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Merger Agreement and consummation of the Merger, and (iii) against any of the following (to the extent unrelated to the Merger Agreement and the Merger): (A) any merger, consolidation or business combination involving Dallas; (B) any sale, lease or transfer of any significant portion of the assets of Dallas or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Dallas or any of its subsidiaries; (D) any material change in the capitalization of Dallas or the corporate structure of Dallas; or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger.

    4. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to Maverick an Irrevocable Proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permitted by applicable law and coupled with an interest, with respect to the Shares.

    5. Representations and Warranties of the Stockholder. Stockholder hereby represents and warrants to Maverick as follows: (i) Stockholder is the beneficial or record owner of the shares of Dallas Common Stock indicated on the signature page of this Agreement, free and clear of any Liens, (ii) Stockholder does not beneficially own any securities of Dallas other than the shares of Dallas Common Stock and options and warrants to purchase shares of Dallas Common Stock set forth on the signature page of this Agreement, and (iii) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

    6. Additional Documents. Stockholder (in Stockholder's capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Maverick, to carry out the intent of this Agreement.

    7. Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the Expiration Date.

    8. Severability. If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced by any court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

    9. Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, including, without limitation, upon the death of the Stockholder, his estate, provided, however, that except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without prior written consent of the other party hereto.

   10. Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto; provided that any provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof by a writing signed by such party or an authorized representative thereof.

   11. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Maverick shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth in this Agreement. Therefore, Stockholder hereby agrees that, in addition to any other remedies that may be available to Maverick upon any such violation, Maverick shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Maverick at law or in equity.

   12. Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

       If to Maverick:        Mohawk Industries, Inc.
                              P.O. Box 12069
                              Calhoun, GA 30701
                              Attention: John D. Swift
                              Telephone: (800) 241-4494
                              Facsimile: (706) 625-3851

       and to:                Alston & Bird LLP
                              One Atlantic Center
                              1201 West Peachtree Street, N.W.
                              Atlanta, Georgia 30309-3424
                              Attention: Alexander W. Patterson
                              Telephone: (404) 881-7000
                              Facsimile: (404) 881-4777

       If to Stockholder:     To the address for notice set forth on the
                              signature page hereof.

      (a) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to principles of conflicts of law.

      (b) Entire Agreement. This Agreement and the Proxy, together with the documents expressly referred to herein, contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

      (c) Officers and Directors. To the extent that Stockholder is or becomes (during the term hereof) a director or officer of Dallas, he or she makes no agreement or understanding herein in his or her capacity as such director or officer, and nothing herein shall limit or affect, or give rise to any liability to Stockholder by virtue of, any actions taken by Stockholder in his or her capacity as an officer or director of Dallas in exercising its rights under the Merger Agreement.

      (d) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

      (e) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MOHAWK INDUSTRIES, INC.
                                          STOCKHOLDER:

By:
  ---------------------------
                                          By:
                                             -----------------------------

Name:
    -----------------------

Title:
    ------------------------

                                          Address:

                                          Telephone:

                                          Shares Beneficially Owned:

                                          ________ shares of Dallas Common Stock

                                          ________ shares of Dallas Common
                                          Stock issuable upon the exercise of
                                          outstanding options or warrants

                                   EXHIBIT A

                               IRREVOCABLE PROXY

   The undersigned stockholder of Dal-Tile International Inc., a Delaware corporation ("Dallas"), does hereby irrevocably (to the fullest extent permitted by law) appoint Jeffrey S. Lorberbaum and John D. Swift and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock and any other voting securities of Dallas that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares of capital stock or other voting securities of Dallas issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Dallas as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

   This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Mohawk Industries Inc., a Delaware corporation ("Maverick"), and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Dallas entering into that certain Agreement and Plan of Merger (the "Merger Agreement"), by and among Maverick, a wholly owned subsidiary of Maverick ("Maverick Sub") and Dallas. The Merger Agreement provides for the merger (the "Merger") of Dallas with and into Maverick Sub in accordance with its terms. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated by either Maverick or Dallas pursuant to Article 10 thereof, and (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

   The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, postponed or adjourned meeting of stockholders of Dallas, and in every written consent in lieu of such meeting, as and to the extent provided in Section 3 of the Voting Agreement.

   The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

   Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned is executing this Irrevocable Proxy only in its capacity as a stockholder. Such signature in no way affects its obligations as an officer or director of Dallas.

   This Irrevocable Proxy is coupled with an interest and is irrevocable (to the fullest extent permitted by applicable law). This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: November 19, 2001

                                          By:
                                            -----------------------------------
                                                        Stockholder

                                          Shares Beneficially Owned:

                                          shares of Dallas Common Stock

                                          shares of Dallas Common Stock
                                          issuable upon exercise of outstanding
                                            options or warrants

                                                                        ANNEX C

                            MOHAWK VOTING AGREEMENT

   THIS MOHAWK VOTING AGREEMENT (this "Agreement") is made and entered into as of November 19, 2001 by and among Dal-Tile International Inc., a Delaware corporation ("Dallas"), and the undersigned stockholder ("Stockholder") of Mohawk Industries, Inc., a Delaware corporation ("Maverick").

                                   RECITALS

   A. Concurrently with the execution and delivery hereof, Maverick, a wholly owned subsidiary of Maverick ("Maverick Sub") and Dallas are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which provides for the merger (the "Merger") of Dallas with and into Maverick Subsidiary in accordance with its terms.

   B. In consideration of the execution and delivery of the Merger Agreement by Dallas, Stockholder (in its capacity as such) desires to agree to vote the Shares (as defined herein) so as to facilitate the consummation of the Merger.

   NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:

    1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

      (a) "Expiration Date" means the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to the terms of Article 10 thereof, or (ii) the Effective Time.

      (b) "Maverick Common Stock" means the shares of common stock, $0.01 par value per share, of Maverick.

      (c) "Person" means any individual, corporation, limited liability company, general or limited partnership, unincorporated association, joint venture, or other business enterprise or entity.

      (d) "Shares" means the shares of Maverick Common Stock held by Stockholder.

      (e) "Transfer" means, with respect to any security, to directly or indirectly (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of such security or any interest in such security, or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, encumber, grant an option with respect to, transfer or dispose of such security or any interest therein.

    2. Transfer Restrictions.

      (a) Transfer of Shares. Subject to the next following sentence, at all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, Stockholder shall not Transfer any of the Shares, or discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement with respect thereto, unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be Transferred shall have: (i) executed a counterpart of this Agreement (with such modifications as Dallas may reasonably request), and (ii) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement or any other agreement relating to the Merger, Stockholder may Transfer up to 1,800,000 of the Shares without any limitation or restriction whatsoever under or as a result of this Agreement.

      (b) Transfer of Voting Rights. At all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares. Notwithstanding anything to the contrary contained in this Agreement, the provisions in this Section 2(b) shall not apply to any Shares Transferred in accordance with the last sentence of
          Section 2(a) above.

    3. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of Maverick called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Maverick, Stockholder (in Stockholder's capacity as such) shall appear at the meeting or otherwise cause the Shares over which Stockholder then has voting control to be present thereat for purposes of establishing a quorum and shall cause the Shares over which Stockholder then has voting control to be voted, to the extent not voted by the persons appointed as proxies under the proxy, (i) in favor of the issuance of shares of Maverick Common Stock in the Merger, and (ii) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger as soon as practicable following the date hereof.

    4. Representations and Warranties of the Stockholder. Stockholder hereby represents and warrants to Dallas as follows: (i) Stockholder is the beneficial or record owner, and has sole voting control, of the Shares of Maverick Common Stock indicated on the signature page of this Agreement, free and clear of any Liens, (ii) Stockholder does not beneficially own any securities of Maverick other than the shares of Maverick Common Stock set forth on the signature page of this Agreement, and (iii) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement.

    5. Additional Documents. Stockholder (in Stockholder's capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Dallas, to carry out the intent of this Agreement.

    6. Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the Expiration Date.

    7. Severability. If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced by any court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

    8. Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided, however, that except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without prior written consent of the other party hereto.

    9. Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto; provided that any provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof by a writing signed by such party or an authorized representative thereof.

   10. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Dallas shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth in this Agreement. Therefore, Stockholder hereby agrees that, in addition to any other remedies that may be available to Dallas upon any such violation, Dallas shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Dallas at law or in equity.

   11. Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

              If to Dallas:             Dal-Tile International
                                        Inc.
                                        7834 Hawn Freeway
                                        Dallas, Texas 75217
                                        Attention: Chief
                                        Financial Officer
                                        Telephone: (214) 398-1411
                                        Facsimile: (214) 309-4300

              and to:                   Vinson & Elkins LLP
                                        3700 Trammell Crow Center
                                        2001 Ross Avenue
                                        Dallas, Texas 75201
                                        Attention: Mark Early
                                        Telephone: (214) 220-7700
                                        Facsimile: (214) 220-7716

If to Stockholder:        To the address for notice
                          set forth on the
                          signature page hereof.

and to:                   King & Spalding
                          191 Peachtree Street
                          Atlanta, Georgia
                          30303-1763
                          Attention: Donald E. Meyer
                          Telephone: (404) 572-4600
                          Facsimile: (404) 572-5100

      (a) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to principles of conflicts of law.

      (b) Entire Agreement. This Agreement together with the documents expressly referred to herein, contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

      (c) Officers and Directors. To the extent that any natural person who is or becomes an affiliate of Stockholder is or becomes (during the term hereof) a director or officer of Maverick, he or she makes no agreement or understanding herein in his or her capacity as such director or officer, and nothing herein shall limit or affect, or give rise to any liability to Stockholder or such affiliate of Stockholder by virtue of, any actions taken by such affiliate of Stockholder in his or her capacity as an officer or director of Maverick in exercising its rights under the Merger Agreement.

      (d) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

      (e) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

DAL-TILE INTERNATIONAL INC.
                                          STOCKHOLDER:

                                          ALADDIN PARTNERS, L.P.:


                             By: ASL Management Corporation, its General
                                 Partner

       By: /S/ MARK SOLLS    By: /S/ JEFF LORBERBAUM
       --------------------- -------------------------------------------
                                             (Signature)

       Name: MARK SOLLS      Name: JEFF LORBERBAUM
       --------------------- -------------------------------------------
                                            (Print Name)

       Title: Vice President Title: Chief Executive Officer
       --------------------- -------------------------------------------
                                       (If Signing for Entity)

                                          Address: 2001 Antioch Road
                                                 Dalton, Georgia 30721
                                          Telephone: 706-624-2261
                                          Facsimile: 706-602-0278

                                          Shares Beneficially Owned:

                                          9,900,000 shares of Maverick Common
                                            Stock

                                                                        ANNEX D

                        OPINION OF WACHOVIA SECURITIES

                               November 19, 2001

Board of Directors
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, GA 30701

Gentlemen:

You have asked First Union Securities, Inc., trading under the name Wachovia Securities ("Wachovia Securities"), to advise you with respect to the fairness, from a financial point of view, to Mohawk Industries, Inc. ("Buyer"), of the merger consideration to be paid by Buyer pursuant to the Agreement and Plan of Merger, draft dated as of November 16, 2001 (the "Agreement"), among Buyer, Maverick Merger Sub, Inc., a wholly-owned subsidiary of Buyer ("Sub"), and Dal-Tile International Inc. ("Target"). Capitalized terms in this letter shall have the meaning ascribed to them in the Agreement unless the context clearly requires otherwise.

The Agreement provides for the acquisition of Target by Buyer pursuant to the Merger of Target and Sub. At the Effective Time of the Merger, each outstanding share of Target Common Stock (other than certain excluded shares specified in the Agreement) shall be converted into the right to receive from Buyer (i) a cash payment in the amount of $11.00 (less any required withholding of taxes) and (ii) (A) .2414 of a share of Buyer Common Stock, if the Average Closing Price is equal to or greater than $41.00 per share and less than or equal to $50.12 per share, or (B) that fraction of a share of Buyer Common Stock equal to the quotient obtained by dividing $9.90 by the Average Closing Price, if the Average Closing Price is less than $41.00 and greater than or equal to $36.45, or (C) that fraction of a share of Buyer Common Stock equal to the quotient obtained by dividing $12.10 by the Average Closing Price, if the Average Closing Price is greater than $50.12 and less than or equal to $54.67, or (D)
 .2716 of a share of Buyer Common Stock if the Average Closing Price is less than $36.45 per share, or (E) .2213 of a share of Buyer Common Stock if the Average Closing Price is greater than $54.67 per share.

In arriving at our opinion, we have, among other things:

       Reviewed the Agreement, including the financial terms of the Merger.

       Reviewed certain business, financial and other information regarding Buyer and Target that was publicly available.

       Reviewed certain business, financial and other information regarding Buyer and its prospects that was furnished to us by and that we have discussed with management of Buyer.

       Reviewed certain business, financial and other information regarding Target and its prospects that was furnished to us by and that we have discussed with management of Target.

       Reviewed the current and historical market prices of Buyer Common Stock and Target Common Stock.

       Compared the publicly available business, financial and other information regarding Buyer and Target with similar information regarding certain other publicly traded companies that we deemed to be relevant.

       Compared the proposed financial terms of the Merger with the financial terms of certain other business combinations and transactions that we deemed to be relevant.

       Developed discounted cash flow models of Buyer and Target.

       Reviewed the potential pro forma impact of the Merger on Buyer's financials.

       Analyzed the premiums paid for certain other business combinations and transactions that we deemed to be relevant.

       Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that we deemed to be relevant.

In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to financial forecasts, we have relied on publicly available forecasts and estimates prepared by Wachovia Securities and other investment banking firms and discussed such forecasts and estimates, as well as the assumptions upon which they are based, with management of Buyer or Target, as the cased may be. We have assumed that the estimates and judgments expressed by management of Buyer or Target in such discussions have been reasonably formulated and that they are the best currently available estimates and judgements of management of Buyer or Target regarding such publicly available forecasts and estimates. We assume no responsibility for and express no view as to any such publicly available forecasts or estimates or the assumptions upon which they are based. In arriving at our opinion, we have not incorporated any conclusions as a result of our limited physical inspection of certain of the facilities of Target and have not made or been provided with any evaluations or appraisals of the assets or liabilities of Buyer or Target.

In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on the Merger or other actions contemplated by the Agreement. Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger compared with other business strategies that may have been considered by Buyer's management and/or Board of Directors.

Wachovia Securities is a trade name of First Union Securities, Inc., an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render financial advisory services to the Board of Directors of Buyer in connection with the Merger and will receive a fee for such services, which include the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Buyer or Target for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Wachovia Securities and its affiliates (including Wachovia Corporation and its affiliates) currently have certain other relationships with Buyer and Target, including a $75 million commitment as a lender under and Co-Documentation Agent for Target's $400 million syndicated credit facility, and, at your request and with your consent, a proposed commitment as a lender in the credit facilities necessary to finance the Merger, for which services Wachovia Securities and/or such affiliates will receive customary compensation.

It is understood that this opinion is for the information and use of the Board of Directors of Buyer in connection with its consideration of the Merger. Our opinion does not address the merits of the underlying decision by Buyer to enter into the Agreement and does not and shall not constitute a recommendation to any stockholder of Buyer as to how such stockholder should vote on the Merger or any other matter related thereto. Our opinion may not be summarized, excerpted from, or otherwise publicly referred to without our prior written consent, except that this letter may be reproduced in full in any proxy, registration or solicitation/recommendation statement mailed or provided to the stockholders of Buyer and Target in connection with the Merger.

We have not considered, nor are we expressing any opinion herein with respect to, the prices at which Buyer Common Stock or Target Common Stock will trade following the announcement of the Merger or the price at which Buyer Common Stock will trade following the consummation of the Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and other factors we deem to be relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Buyer pursuant to the Agreement (which consists of the Merger Consideration and the consideration to be paid by Buyer to holders of Target Options pursuant to Section 3.5 of the Agreement) is fair, from a financial point of view, to Buyer.

Very truly yours,

First Union Securities, Inc.

                                                                        ANNEX E

            [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

November 19, 2001

Board of Directors
Dal-Tile International Inc.
7834 Hawn Freeway
Dallas, Texas 75217

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of Dal-Tile International Inc. ("Dal-Tile") of the Merger Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of November 19, 2001 (the "Merger Agreement"), by and among Mohawk Industries, Inc. ("Mohawk"), Maverick Merger Sub, Inc., a wholly owned subsidiary of Mohawk ("Merger Sub"), and Dal-Tile. The Merger Agreement provides for, among other things, the merger of Dal-Tile with and into Merger Sub (subject to an alternative transaction structure as specified in the Merger Agreement) (the "Merger") pursuant to which Merger Sub will be the surviving corporation and each outstanding share of the common stock, par value $0.01 per share, of Dal-Tile ("Dal-Tile Common Stock") will be converted into the right to receive (i) $11.00 in cash (the "Cash Consideration") and (ii) 0.2414 of a share of the common stock, par value $0.01 per share, of Mohawk ("Mohawk Common Stock") (the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"); provided, however, that (A) if the average of the daily closing prices for shares of Mohawk Common Stock for the 20 consecutive full trading days on which such shares are actually traded on the New York Stock Exchange ending at the close of the trading day three full trading days prior to the closing date of the Merger (the "Average Mohawk Price") is less than $41.00 and greater than or equal to $36.45, then the Stock Consideration shall be the number of shares of Mohawk Common Stock equal to the quotient obtained by dividing $9.90 by the Average Mohawk Price, (B) if the Average Mohawk Price is greater than $50.12 and less than or equal to $54.67, then the Stock Consideration shall be the number of shares of Mohawk Common Stock equal to the quotient obtained by dividing $12.10 by the Average Mohawk Price, (C) if the Average Mohawk Price is less than $36.45, then the Stock Consideration shall be 0.2716 of a share of Mohawk Common Stock, or (D) if the Average Mohawk Price is greater than $54.67, then the Stock Consideration shall be 0.2213 of a share of Mohawk Common Stock.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to Dal-Tile and Mohawk. We also have reviewed certain other information relating to Dal-Tile and Mohawk provided to or discussed with us by Dal-Tile and Mohawk, including publicly available financial forecasts for Dal-Tile and Mohawk, and have met with the managements of Dal-Tile and Mohawk to discuss the businesses and prospects of Dal-Tile and Mohawk. We also have considered certain financial and stock market data of Dal-Tile and Mohawk and we have compared those data with similar data for other publicly held companies in businesses similar to Dal-Tile and Mohawk, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for Dal-Tile and Mohawk referred to above, we have reviewed and discussed such forecasts with the managements of Dal-Tile and Mohawk (including adjustments thereto) and have been advised, and have assumed, that such forecasts (and adjustments) represent reasonable

Board of Directors
Dal-Tile International Inc.
November 19, 2001
Page 2

estimates and judgments as to the future financial performance of Dal-Tile and Mohawk. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Merger, no modification, condition, restriction, limitation or delay will be imposed that will have a material adverse effect on Dal-Tile or Mohawk or the contemplated benefits of the Merger. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Dal-Tile or Mohawk, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Mohawk Common Stock actually will be when issued pursuant to the Merger or the prices at which Mohawk Common Stock will trade at any time. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Dal-Tile. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to Dal-Tile, nor does it address the underlying business decision of Dal-Tile to proceed with the Merger.

We have acted as financial advisor to Dal-Tile in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon delivery of this opinion. We and our affiliates have in the past provided financial services to Dal-Tile and Mohawk unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of Dal-Tile and Mohawk for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Dal-Tile in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Dal-Tile Common Stock.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                    ANNEX F

                       DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

      (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

   (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to (S) 228 or
          (S) 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistance secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the

Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Article 11 of Mohawk's restated certificate of incorporation contains a provision, permitted by Section 102(b)(7) of the Delaware General Corporation Law, limiting the personal monetary liability of directors for breach of fiduciary duty as a director. This provision and Delaware law provide that the provision does not eliminate or limit liability for:

    . for any breach of the director's duty of loyalty to Mohawk or its stockholders;

    . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    . for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the Delaware General Corporation Law; or

    .  for any transaction from which the director derived an improper benefit.

   Section 145 of the Delaware General Corporation Law permits indemnification against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits or proceedings in which a director, officer, employee or agent is a party by reason of the fact that he or she is or was such a director, officer, employee or agent, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, in connection with actions by or in the right of the corporation, such indemnification is not permitted if such person has been adjudged liable to the corporation unless the court determines that, under all of the circumstances, such person is nonetheless fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Article 12 of Mohawk's restated certificate of incorporation, as amended, provides for such indemnification.

   Section 145 of the Delaware General Corporation Law also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against any liability that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the corporation whether or not the corporation would have the power to indemnify such persons against such liabilities under the provisions of such sections. Mohawk has purchased such insurance.

   Section 145 of the Delaware General Corporation Law further provides that the statutory provision is not exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or independent directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

   Article XII of Mohawk's bylaws contains provisions regarding indemnification that parallel those described above.

   The agreement and plan of merger, dated as of November 19, 2001, between Mohawk, Maverick Merger Sub and Dal-Tile provides that for six years after the effective time of the merger, Mohawk will indemnify and hold harmless each person who was a director or officer of Dal-Tile prior to the effective time of that merger from their acts or omissions in those capacities occurring prior to the effective time of the merger to the fullest extent permitted by applicable law, and with certain exceptions, maintain insurance coverage for such directors and officers of similar coverage and amount as that which was in effect before the merger.

ITEM 21. EXHIBITS.

Exhibit
  No.                                                 Description
-------                                               -----------
  2.1   Agreement and Plan of Merger, dated as of November 19, 2001, by and between Mohawk Industries,
        Inc Maverick Merger Sub, Inc. and Dal-Tile International Inc. (Included as Annex A to the joint proxy statement-prospectus included in this Registration Statement)
  4.1   See Article 4 of the Restated Certificate of Incorporation of Mohawk (Incorporated herein by reference to Exhibit 3.1 in Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1998)
  4.2   See Articles 2, 6 and 9 of the Amended and Restated Bylaws of Mohawk (Incorporated herein by reference to Exhibit 3.2 in Mohawk's Quarterly Report on Form 10-Q for the fiscal year ended
        September 30, 2000)
  5.1   Form of opinion of Alston & Bird LLP as to the validity of the Mohawk common stock being issued in the merger
  8.1   Form of opinion of Alston & Bird LLP as to federal income tax consequences
  8.2   Form of opinion of Vinson & Elkins L.L.P. as to federal income tax consequences
 10.1   Form of Voting Agreement, dated November 19, 2001 between Mohawk Industries, Inc. and certain stockholders of Dal-Tile International Inc. (Included as Annex B to the joint proxy statement-prospectus included in this Registration Statement)
 23.1   Consent of KPMG LLP
 23.2   Consent of Ernst & Young LLP
 23.3   Consent of Alston & Bird LLP (included in Exhibit 5.1 and Exhibit 8.1).
 23.4   Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.2).
 24.1   Power of Attorney (contained on the signature page hereof)
 99.1   Form of Proxy of Dal-Tile International Inc.
 99.2   Form of Proxy of Mohawk Industries, Inc.
 99.3   Consent of First Union Securities, Inc.
 99.4   Consent of Credit Suisse First Boston Corporation
 99.5*  Consents of director designees
 99.6   Voting Agreement, dated November 19, 2001 between Dal-Tile International Inc. and Aladdin Partners,
        L.P. (Included as Annex C to the joint proxy statement-prospectus included in this Registration
        Statement)

--------
* to be filed by amendment

ITEM 22. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

   (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   (5) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (6) That every prospectus: (i) that is filed pursuant to Paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calhoun, State of Georgia on this the 6th day of December, 2001.

                                          MOHAWK INDUSTRIES, INC.

                                           /S/ JEFFREY S. LORBERBAUM
                                          By:__________________________________
                                             Jeffrey S. Lorberbaum
                                             President and Chief Executive
                                             Officer

   We, the undersigned directors and officers of Mohawk Industries, Inc. do hereby constitute and appoint Jeffrey S. Lorberbaum and John D. Swift, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments including post effective amendments to this Registration Statement including any registration statement filed pursuant to Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

              Signature                                 Title                      Date
              ---------                                 -----                      ----

        /S/JEFFREY S. LORBERBAUM         President, Chief Executive Officer  December 6, 2001
-------------------------------------      and Director (Principal Executive
        Jeffrey S. Lorberbaum              Officer)


          /S/ JOHN D. SWIFT              Vice President and Chief Financial  December 6, 2001
-------------------------------------      Officer (Principal Financial and
            John D. Swift                  Accounting Officer)


          /S/ DAVID L. KOLB              Director                            December 6, 2001
-------------------------------------
            David L. Kolb

           /S/ LEO BENATAR               Director                            December 6, 2001
-------------------------------------
             Leo Benatar

       /S/ BRUCE C. BRUCKMANN            Director                            December 6, 2001
-------------------------------------
         Bruce C. Bruckmann

        /S/  LARRY W. MCCURDY            Director                            December 6, 2001
-------------------------------------
          Larry W. McCurdy

      /s/ ROBERT N. POKELWALDT           Director                            December 6, 2001
-------------------------------------
         Robert N. Pokelwaldt

       /S/ SYLVESTER H. SHARPE           Director                            December 6, 2001
-------------------------------------
         Sylvester H. Sharpe

                                 EXHIBIT INDEX

Exhibit
  No.                                                 Description
-------                                               -----------
  2.1   Agreement and Plan of Merger, dated as of November 19, 2001, by and between Mohawk Industries,
        Inc Maverick Merger Sub, Inc. and Dal-Tile International Inc. (Included as Annex A to the joint proxy statement-prospectus included in this Registration Statement)
  4.1   See Article 4 of the Restated Certificate of Incorporation of Mohawk (Incorporated herein by reference to Exhibit 3.1 in Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1998)
  4.2   See Articles 2, 6 and 9 of the Amended and Restated Bylaws of Mohawk (Incorporated herein by reference to Exhibit 3.2 in Mohawk's Quarterly Report on Form 10-Q for the fiscal year ended
        September 30, 2000)
  5.1   Form of opinion of Alston & Bird LLP as to the validity of the Mohawk common stock being issued in the merger
  8.1   Form of opinion of Alston & Bird LLP as to federal income tax consequences
  8.2   Form of opinion of Vinson & Elkins L.L.P. as to federal income tax consequences
 10.1   Form of Voting Agreement, dated November 19, 2001 between Mohawk Industries, Inc. and certain stockholders of Dal-Tile International Inc. (Included as Annex B to the joint proxy statement-prospectus included in this Registration Statement)
 23.1   Consent of KPMG LLP
 23.2   Consent of Ernst & Young LLP
 23.3   Consent of Alston & Bird LLP (included in Exhibit 5.1 and Exhibit 8.1)
 23.4   Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.2)
 24.1   Power of Attorney (contained on the signature page hereof)
 99.1   Form of Proxy of Dal-Tile International Inc.
 99.2   Form of Proxy of Mohawk Industries, Inc.
 99.3   Consent of First Union Securities, Inc.
 99.4   Consent of Credit Suisse First Boston Corporation
 99.5*  Consents of director designees
 99.6   Voting Agreement, dated November 19, 2001 between Dal-Tile International Inc. and Aladdin Partners,
        L.P. (Included as Annex C to the joint proxy statement-prospectus included in this Registration
        Statement)

--------
*  to be filed by amendment